Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of February, 2016

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

ULTRAPAR HOLDINGS INC.

ITEM

1.	2015 Financial Report
2.	4Q15 and 2015 Earnings release
3.	Board of Directors Minutes
4.	Fiscal Council Minutes
5.	Notice to Shareholders

(Convenience Translation into English from

the Original Previously Issued in Portuguese)

Ultrapar Participações S.A.

Individual and Consolidated

Financial Statements

for the Year Ended

December 31, 2015 and

Independent Auditors’ Report

on Financial Statements

Deloitte Touche Tohmatsu Auditores Independentes

Ultrapar Participações S.A. and Subsidiaries

Individual and Consolidated Financial Statements

for the Years Ended December 31, 2015 and 2014

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS’ REPORT

To the Shareholders, Board of Directors and Management of

Ultrapar Participações S.A.

São Paulo—SP

We have audited the accompanying individual and consolidated financial statements of Ultrapar Participações S.A. (the “Company”), identified as Parent and Consolidated, respectively, which comprise the balance sheet as of December 31, 2015, and the statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

The Company’s Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with accounting practices adopted in Brazil and with International Financial Reporting Standards—IFRSs, issued by the International Accounting Standards Board—IASB, and for such internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Brazilian and international standards on auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the individual and consolidated financial statements referred to above present fairly, in all material respects, the individual and consolidated financial position of Ultrapar Participações S.A. as of December 31, 2015, its individual and consolidated financial performance and its cash flows for the year then ended, in accordance with accounting practices adopted in Brazil and with IFRSs issued by the IASB.

Other matters

Statements of value added

We have also audited the individual and consolidated statements of value added (“DVA”) for the year ended December 31, 2015, prepared under the responsibility of the Company’s Management, the presentation of which is required by Brazilian corporate law for publicly-traded companies, and as supplemental information for IFRSs, which do not require the presentation of DVA. These statements were subject to the same auditing procedures described above and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, February 17, 2016

DELOITTE TOUCHE TOHMATSU	Edimar Facco
Auditores Independentes	Engagement Partner

Ultrapar Participações S.A. and Subsidiaries

Balance Sheets

as of December 31, 2015 and 2014

(In thousands of Brazilian Reais)

		Parent		Consolidated
Assets	Note	2015	2014	2015	2014
Current assets
Cash and cash equivalents	4	48,061	119,227	2,702,893	2,827,369
Financial investments	4	6,708	67,864	803,304	1,441,813
Trade receivables, net	5	—	—	3,167,164	2,604,101
Inventories, net	6	—	—	2,495,237	1,925,002
Recoverable taxes, net	7	48,019	30,713	628,778	593,462
Dividends receivable		392,127	448,233	2,710	—
Other receivables		6,051	15,881	29,787	43,342
Prepaid expenses, net	10	89	39	81,476	67,268

Total current assets		501,055	681,957	9,911,349	9,502,357
Non-current assets
Financial investments	4	—	—	466,965	130,940
Trade receivables, net	5	—	—	152,239	143,806
Related parties	8.a	782,404	806,456	490	10,858
Deferred income and social contribution taxes	9.a	8,680	1,479	558,993	462,573
Recoverable taxes, net	7	4,037	23,122	135,449	75,404
Escrow deposits	20.a	148	148	740,835	696,835
Other receivables		—	—	16,507	5,832
Prepaid expenses, net	10	—	—	146,664	131,228

		795,269	831,205	2,218,142	1,657,476
Investments
In subsidiaries	11.a	7,619,441	7,099,524	—	—
In joint-ventures	11.a;11.b	31,514	24,076	79,377	54,508
In associates	11.c	—	—	21,537	13,143
Other		—	—	2,814	2,814
Property, plant, and equipment, net	12	—	—	5,438,895	5,091,971
Intangible assets, net	13	246,163	246,163	3,293,935	3,158,113

		7,897,118	7,369,763	8,836,558	8,320,549
Total non-current assets		8,692,387	8,200,968	11,054,700	9,978,025

Total assets		9,193,442	8,882,925	20,966,049	19,480,382

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Balance Sheets

as of December 31, 2015 and 2014

(In thousands of Brazilian Reais)

		Parent		Consolidated
Liabilities	Note	2015	2014	2015	2014
Current liabilities
Loans	14	—	—	1,048,098	2,554,730
Debentures	14.g	33,560	874,312	47,372	884,900
Finance leases	14.i	—	—	2,385	2,734
Trade payables	15	2,636	536	1,460,532	1,279,502
Salaries and related charges	16	195	158	404,313	294,579
Taxes payable	17	877	110	168,804	138,835
Dividends payable	22.g	293,460	213,301	298,791	218,375
Income and social contribution taxes payable		301	—	216,883	134,399
Post-employment benefits	18.b	—	—	13,747	11,419
Provision for asset retirement obligation	19	—	—	5,232	4,598
Provision for tax, civil, and labor risks	20.a	—	—	45,322	64,169
Other payables		1,359	236	97,492	80,392
Deferred revenue	21	—	—	24,420	23,450

Total current liabilities		332,388	1,088,653	3,833,391	5,692,082
Non-current liabilities
Loans	14	—	—	5,561,401	3,489,586
Debentures	14.g	799,554	—	2,198,843	1,398,952
Finance leases	14.i	—	—	43,509	44,310
Related parties	8.a	5	—	4,372	4,372
Subscription warrants—indemnification	3.a	112,233	92,072	112,233	92,072
Deferred income and social contribution taxes	9.a	—	—	266,004	152,847
Provision for tax, civil, and labor risks	20.a	4,221	4,201	684,660	623,272
Post-employment benefits	18.b	—	—	112,848	108,372
Provision for asset retirement obligation	19	—	—	69,484	66,204
Other payables		—	—	94,139	74,009
Deferred revenue	21	—	—	11,036	7,709

Total non-current liabilities		916,013	96,273	9,158,529	6,061,705
Shareholders’ equity
Share capital	22.a	3,838,686	3,838,686	3,838,686	3,838,686
Capital reserve	22.c	546,607	547,462	546,607	547,462
Revaluation reserve	22.d	5,590	5,848	5,590	5,848
Profit reserves	22.e	3,801,999	3,169,704	3,801,999	3,169,704
Treasury shares	22.b	(490,881)	(103,018)	(490,881)	(103,018)
Additional dividends to the minimum mandatory dividends	22.g	157,162	188,976	157,162	188,976
Valuation adjustments	2.c; 2.o; 22.f	18,953	7,149	18,953	7,149
Cumulative translation adjustments	2.c; 2.r; 22.f	66,925	43,192	66,925	43,192

Shareholders’ equity attributable to:
Shareholders of the Company		7,945,041	7,697,999	7,945,041	7,697,999
Non-controlling interests in subsidiaries		—	—	29,088	28,596

Total shareholders’ equity		7,945,041	7,697,999	7,974,129	7,726,595

Total liabilities and shareholders’ equity		9,193,442	8,882,925	20,966,049	19,480,382

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Income Statements

For the years ended December 31, 2015 and 2014

(In thousands of Brazilian Reais, except earnings per share)

		Parent		Consolidated
	Note	2015	2014	2015	2014
Net revenue from sales and services	23	—	—	75,655,274	67,736,298
Cost of products and services sold	24	—	—	(68,933,702)	(62,304,631)

Gross profit		—	—	6,721,572	5,431,667
Operating income (expenses)
Selling and marketing	24	—	—	(2,516,561)	(2,158,659)
General and administrative	24	(13)	(42,566)	(1,321,341)	(1,130,303)
Gain on disposal of property, plant and equipment and intangibles	25	—	56,389	27,276	36,978
Other operating income, net	26	29,817	—	50,584	106,914

Operating income before financial income (expenses) and share of profit of subsidiaries, joint ventures and associates		29,804	13,823	2,961,530	2,286,597
Financial income	27	175,398	131,889	426,429	366,009
Financial expenses	27	(135,569)	(94,795)	(1,129,767)	(811,416)
Share of profit (loss) of subsidiaries, joint ventures and associates	11	1,457,750	1,208,325	(10,884)	(16,489)

Income before income and social contribution taxes		1,527,383	1,259,242	2,247,308	1,824,701

Income and social contribution taxes
Current	9.b	(31,119)	(18,763)	(801,959)	(615,148)
Deferred	9.b	7,202	1,084	(14,813)	(21,745)
Tax incentives	9.b; 9.c	—	—	82,436	63,405

		(23,917)	(17,679)	(734,336)	(573,488)
Net income for the year		1,503,466	1,241,563	1,512,972	1,251,213

Net income for the year attributable to:
Shareholders of the Company		1,503,466	1,241,563	1,503,466	1,241,563
Non-controlling interests in subsidiaries		—	—	9,506	9,650
Earnings per share (based on weighted average number of shares outstanding)—R$
Basic	28	2.7649	2.2753	2.7649	2.2753
Diluted	28	2.7433	2.2592	2.7433	2.2592

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of Comprehensive Income

For the years ended December 31, 2015 and 2014

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	2015	2014	2015	2014
Net income for the year attributable to shareholders of the Company		1,503,466	1,241,563	1,503,466	1,241,563
Net income for the year attributable to non-controlling interests in subsidiaries		—	—	9,506	9,650

Net income for the year		1,503,466	1,241,563	1,512,972	1,251,213

Items that are subsequently reclassified to profit or loss:
Fair value adjustments of financial instruments	2.c; 22.f	7,733	46	7,733	46
Cumulative translation adjustments, net of hedge of net investments in foreign operations	2.c; 2.r; 22.f	23,733	5,116	23,733	5,116
Items that are not subsequently reclassified to profit or loss:
Actuarial gains of post-employment benefits	2.o; 22.f	4,071	1,675	4,071	1,675

Total comprehensive income for the year		1,539,003	1,248,400	1,548,509	1,258,050

Total comprehensive income for the year attributable to shareholders of the Company		1,539,003	1,248,400	1,539,003	1,248,400
Total comprehensive income for the year attributable to non-controlling interest in subsidiaries		—	—	9,506	9,650

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of Changes in Equity

For the years ended December 31, 2015 and 2014

(In thousands of Brazilian Reais, except dividends per share)

					Profit reserve			Cumulative other comprehensive income					Shareholders’ equity attributable to:
	Note	Share capital	Capital reserve	Revaluation reserve of subsidiaries	Legal reserve	Investments statutory reserve	Retained earnings reserve	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Treasury shares	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Consolidated shareholders’ equity
Balance as of December, 31 2013		3,696,773	20,246	6,107	335,099	1,038,467	1,333,066	5,428	38,076	—	(114,885)	161,584	6,519,961	26,925	6,546,886
Net income for the year		—	—	—	—	—	—	—	—	1,241,563	—	—	1,241,563	9,650	1,251,213
Other comprehensive income:
Fair value adjustments of financial instruments	2.c; 22.f	—	—	—	—	—	—	46	—	—	—	—	46	—	46
Actuarial gains of post-employment benefits, net	2.o; 22.f	—	—	—	—	—	—	1,675	—	—	—	—	1,675	—	1,675
Currency translation of foreign subsidiaries	2.c, 2.r; 22.f	—	—	—	—	—	—	—	5,116	—	—	—	5,116	—	5,116

Total comprehensive income for the year		—	—	—	—	—	—	1,721	5,116	1,241,563	—	—	1,248,400	9,650	1,258,050
Increase in share capital	3.a; 22.a	141,913	—	—	—	—	—	—	—	—	—	—	141,913	—	141,913
Capital surplus on subscription of shares	3.a; 22.c	—	498,812	—	—	—	—	—	—	—	—	—	498,812	—	498,812
Share issue costs	22.c	—	(2,260)	—	—	—	—	—	—	—	—	—	(2,260)	—	(2,260)
Sale of treasury shares		—	30,664	—	—	—	—	—	—	—	11,867	—	42,531	—	42,531
Realization of revaluation reserve of subsidiaries	22.d	—	—	(259)	—	—	—	—	—	259	—	—	—	—	—
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	22.d	—	—	—	—	—	—	—	—	(32)	—	—	(32)	—	(32)
Transfer to investments reserve		—	—	—	—	227	—	—	—	(227)	—	—	—	—	—
Dividends attributable to non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	(2,714)	(2,714)
Acquisition of non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	(106)	(106)
Additional dividends attributable to non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	(5,159)	(5,159)
Approval of additional dividends by the Shareholders’ Meeting	22.g	—	—	—	—	—	—	—	—	—	—	(161,584)	(161,584)	—	(161,584)
Allocation of net income:
Legal reserve	22.e; 22.g	—	—	—	62,078	—	—	—	—	(62,078)	—	—	—	—	—
Interim dividends (R$ 0.71 per share of the Company)	22.g	—	—	—	—	—	—	—	—	(389,554)	—	—	(389,554)	—	(389,554)
Proposed dividends (R$ 0.71 per share of the Company)	22.g	—	—	—	—	—	—	—	—	(389,164)	—	188,976	(200,188)	—	(200,188)
Retention of profits	22.e; 22.g	—	—	—	—	400,767	—	—	—	(400,767)	—	—	—	—	—

Balance as of December, 31 2014		3,838,686	547,462	5,848	397,177	1,439,461	1,333,066	7,149	43,192	—	(103,018)	188,976	7,697,999	28,596	7,726,595

Ultrapar Participações S.A. and Subsidiaries

Statements of Changes in Equity

For the years ended December 31, 2015 and 2014

(In thousands of Brazilian Reais, except dividends per share)

					Profit reserve			Cumulative other comprehensive income					Shareholders’ equity attributable to:
	Note	Share capital	Capital reserve	Revaluation reserve on subsidiaries	Legal Reserve	Investments statutory reserve	Retained earnings reserve	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Treasury shares	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Consolidated shareholders’ equity
Balance as of December, 31 2014		3,838,686	547,462	5,848	397,177	1,439,461	1,333,066	7,149	43,192	—	(103,018)	188,976	7,697,999	28,596	7,726,595
Net income for the year		—	—	—	—	—	—	—	—	1,503,466	—	—	1,503,466	9,506	1,512,972
Other comprehensive income:
Fair value adjustments of financial instruments	2.c; 22.f	—	—	—	—	—	—	7,733	—	—	—	—	7,733	—	7,733
Actuarial gains of post-employment benefits, net	2.o; 22.f	—	—	—	—	—	—	4,071	—	—	—	—	4,071	—	4,071
Currency translation of foreign subsidiaries hedge of net investments in foreign operation	2.c; 2.r; 22.f	—	—	—	—	—	—	—	23,733	—	—	—	23,733	—	23,733

Total comprehensive income for the year		—	—	—	—	—	—	11,804	23,733	1,503,466	—	—	1,539,003	9,506	1,548,509
Acquisition of own shares to held in treasury	22.b	—	(855)	—	—	—	—	—	—	—	(387,863)	—	(388,718)	—	(388,718)
Realization of revaluation reserve of subsidiaries	22.d	—	—	(258)	—	—	—	—	—	258	—	—	—	—	—
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	22.d	—	—	—	—	—	—	—	—	(120)	—	—	(120)	—	(120)
Transfer to investments reserve		—	—	—	—	138	—	—	—	(138)	—	—	—	—	—
Dividends attributable to non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	(2,757)	(2,757)
Acquisition of non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	(9)	(9)
Additional dividends attributable to non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	(6,248)	(6,248)
Approval of additional dividends by the Shareholders’ Meeting	22.g	—	—	—	—	—	—	—	—	—	—	(188,976)	(188,976)	—	(188,976)
Allocation of net income:
Legal reserve	22.e; 22.g	—	—	—	75,173	—	—	—	—	(75,173)	—	—	—	—	—
Interim dividends (R$ 0.80 per share of the Company)	22.g	—	—	—	—	—	—	—	—	(436,842)	—	—	(436,842)	—	(436,842)
Proposed dividends (R$ 0.80 per share of the Company)	22.g	—	—	—	—	—	—	—	—	(434,467)	—	157,162	(277,305)	—	(277,305)
Retention of profits	22.e; 22.g	—	—	—	—	556,984	—	—	—	(556,984)	—	—	—	—	—

Balance as of December, 31 2015		3,838,686	546,607	5,590	472,350	1,996,583	1,333,066	18,953	66,925	—	(490,881)	157,162	7,945,041	29,088	7,974,129

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of Cash Flows—Indirect Method

For the years ended December 31, 2015 and 2014

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	2015	2014	2015	2014
Cash flows from operating activities
Net income for the year		1,503,466	1,241,563	1,512,972	1,251,213
Adjustments to reconcile net income to cash provided by operating activities
Share of loss (profit) of subsidiaries, joint ventures and associates	11	(1,457,750)	(1,208,325)	10,884	16,489
Depreciation and amortization	12;13	—	22,896	1,002,647	887,827
PIS and COFINS credits on depreciation	12;13	—	—	12,146	12,667
Asset retirement obligation	19	—	—	(3,949)	(4,026)
Interest, monetary, and foreign exchange rate variations		133,484	97,965	1,582,579	964,788
Deferred income and social contribution taxes	9.b	(7,202)	(1,084)	14,813	21,745
Gain on disposal of property, plant and equipment and intangibles	25	—	(56,389)	(27,276)	(36,978)
Others		—	—	13,313	3,924
Dividends received from subsidiaries and joint-ventures		1,021,917	1,068,332	3,417	2,039
(Increase) decrease in current assets
Trade receivables	5	—	—	(615,381)	(212,325)
Inventories	6	—	—	(615,390)	(184,339)
Recoverable taxes	7	(17,306)	(3,646)	(60,141)	(106,778)
Other receivables		9,830	(2,310)	13,555	(8,209)
Prepaid expenses	10	(50)	1,868	(14,209)	8,116
Increase (decrease) in current liabilities
Trade payables	15	2,100	(597)	181,030	192,061
Salaries and related charges	16	37	17	109,734	(19,614)
Taxes payable	17	767	86	29,969	19,086
Income and social contribution taxes		301	—	504,495	437,068
Post-employment benefits	18.b	—	—	—	(503)
Provision for tax, civil, and labor risks	20.a	—	—	(18,847)	(5,137)
Other payables		1,123	(84)	29,235	(20,972)
Deferred revenue	21	—	—	970	568
(Increase) decrease in non-current assets
Trade receivables	5	—	—	(8,433)	(19,328)
Recoverable taxes	7	19,085	(1,658)	(60,045)	(38,039)
Escrow deposits		—	—	(44,000)	(80,639)
Other receivables		—	—	(10,675)	802
Prepaid expenses	10	—	—	(15,437)	461
Increase (decrease) in non-current liabilities
Post-employment benefits	18.b	—	—	10,868	9,521
Provision for tax, civil, and labor risks	20.a	20	16	61,388	(11,959)
Other payables		—	—	20,130	(10,814)
Deferred revenue	21	—	—	3,327	(1,425)
Income and social contribution taxes paid		—	(559)	(422,010)	(416,594)

Net cash provided by operating activities		1,209,822	1,158,091	3,201,679	2,650,696

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries Statements of Cash Flows—Indirect Method For the years ended December 31, 2015 and 2014 (In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	2015	2014	2015	2014
Cash flows from investing activities
Financial investments, net of redemptions		61,156	(67,600)	573,446	(305,123)
Cash and cash equivalents of acquired subsidiaries	3.a	—	—	—	9,123
Acquisition of property, plant, and equipment	12	—	—	(803,503)	(705,936)
Acquisition of intangible assets	13	—	—	(609,600)	(608,881)
Capital increase in subsidiaries	11.a	—	(236,100)	—	—
Capital increase in joint ventures	11.b	—	—	(41,080)	(28,500)
Proceeds from disposal of property, plant and equipment and intangibles	25	—	—	78,941	99,087

Net cash provided by (used in) investing activities		61,156	(303,700)	(801,796)	(1,540,230)

Cash flows from financing activities
Loans and debentures
Proceeds	14	799,042	—	2,384,589	1,815,562
Repayments	14	(800,000)	—	(2,824,543)	(925,356)
Interest paid	14	(153,557)	(75,489)	(855,190)	(639,122)
Payments of financial lease	14.i	—	—	(5,174)	(5,545)
Dividends paid		(822,963)	(775,962)	(831,654)	(783,021)
Acquisition of non-controlling interests of subsidiaries		—	—	(9)	(106)
Acquisition of own shares to hold in treasury		(388,718)	—	(388,718)	—
Sale of treasury shares		—	42,531	—	—
Share issue costs	22.c	—	(2,260)	—	(2,260)
Related parties		24,052	(34,262)	—	500

Net cash used in financing activities		(1,342,144)	(845,442)	(2,520,699)	(539,348)

Effect of exchange rate changes on cash and cash equivalents in foreign currency		—	—	(3,660)	(19,818)

Increase (decrease) in cash and cash equivalents		(71,166)	8,949	(124,476)	551,300

Cash and cash equivalents at the beginning of the year	4	119,227	110,278	2,827,369	2,276,069
Cash and cash equivalents at the end of the year	4	48,061	119,227	2,702,893	2,827,369
Additional information—transactions that do not affect cash and cash equivalents:
Extrafarma acquisition – capital increase and subscription warrants	3.a	—	719,926	—	719,926
Extrafarma acquisition – gross debt assumed on the closing date	3.a	—	—	—	207,911

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of Value Added

For the years ended December 31, 2015 and 2014

(In thousands of Brazilian Reais, except percentages)

		Parent				Consolidated
	Note	2015	%	2014	%	2015	%	2014	%
Revenue
Gross revenue from sales and services, except rents and royalties	23	—		—		77,909,310		69,566,696
Rebates, discounts, and returns	23	—		—		(360,777)		(302,915)
Allowance for doubtful accounts—Reversal (allowance)		—		—		(23,355)		(22,124)
Gain on disposal of property, plant and equipment and intangibles and other operating income, net		29,784		56,389		77,860		143,892

		29,784		56,389		77,603,038		69,385,549
Materials purchased from third parties
Raw materials used		—		—		(4,146,956)		(3,817,076)
Cost of goods, products, and services sold		—		—		(64,712,767)		(58,242,795)
Third-party materials, energy, services, and others		6,127		(14,566)		(2,178,765)		(1,904,000)
Reversal of impairment losses		—		—		(6,199)		(4,405)

		6,127		(14,566)		(71,044,687)		(63,968,276)
Gross value added		35,911		41,823		6,558,351		5,417,273

Deductions
Depreciation and amortization	12;13	—		(22,896)		(1,002,647)		(887,827)
PIS and COFINS credits on depreciation	12;13	—		—		(12,146)		(12,667)

		—		(22,896)		(1,014,793)		(900,494)
Net value added by the Company		35,911		18,927		5,543,558		4,516,779

Value added received in transfer
Share of profit (loss) of subsidiaries, joint-ventures, and associates	11	1,457,750		1,208,325		(10,884)		(16,489)
Dividends at cost		33		34		—		—
Rents and royalties	23	—		—		118,601		101,000
Financial income	27	175,398		131,889		426,429		366,009

		1,633,181		1,340,248		534,146		450,520
Total value added available for distribution		1,669,092		1,359,175		6,077,704		4,967,299

Distribution of value added
Labor and benefits		5,180	—	4,319	—	1,704,536	28	1,402,036	28
Taxes, fees, and contributions		25,526	2	14,942	1	1,603,455	26	1,370,026	28
Financial expenses and rents		134,920	8	98,351	7	1,256,741	21	944,024	19
Dividends paid		871,309	52	778,718	58	874,066	14	781,432	16
Retained earnings		632,157	38	462,845	34	638,906	11	469,781	9

Value added distributed		1,669,092	100	1,359,175	100	6,077,704	100	4,967,299	100

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

1. Operations

Ultrapar Participações S.A. (“Ultrapar” or “Company”), is a publicly-traded company headquartered at the Brigadeiro Luis Antônio Avenue, 1343 in the city of Săo Paulo – SP, Brazil.

The Company engages in the investment of its own capital in services, commercial, and industrial activities, through the subscription or acquisition of shares of other companies. Through its subsidiaries, it operates in the segments of liquefied petroleum gas—LPG distribution (“Ultragaz”), fuel distribution and related businesses (“Ipiranga”), production and marketing of chemicals (“Oxiteno”), and storage services for liquid bulk (“Ultracargo”), and, as from January 31, 2014, retail distribution of pharmaceutical, hygiene, beauty, and skincare products, through Imifarma Produtos Farmacêuticos e Cosméticos S.A. (“Extrafarma”) – see Note 3.a. For further information about segments see Note 29.

2. Presentation of Financial Statements and Summary of Significant Accounting Policies

The Company’s individual and consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and in accordance with accounting practices adopted in Brazil.

The accounting practices adopted in Brazil comprise the Brazilian Corporate Law and the Pronouncements, Guidelines and Interpretations issued by the Accounting Pronouncements Committee (“CPC”) and approved by the Federal Accounting Council (“CFC”) and the Brazilian Securities and Exchange Commission (“CVM”).

The presentation currency of the Company’s individual and consolidated financial statements is the Brazilian Real (“R$”), which is the Company’s functional currency.

The accounting policies described below were applied by the Company and its subsidiaries in a consistent manner for all years presented in the individual and consolidated financial statements.

a. Recognition of Income

Revenue is measured at the fair value of the consideration received or receivable, net of sales returns, discounts, and other deductions, if applicable.

Revenue from sales of fuels and lubricants is recognized when the products are delivered to gas stations and to large consumers. Revenue from sales of LPG is recognized when the products are delivered to customers at home, to independent dealers and to industrial and commercial customers. Revenue from sales of pharmaceuticals is recognized when the products are delivered to end user customers in own drugstores and when the products are delivered to independent resellers. Revenue from sales of chemical products is recognized when the products are delivered to industrial customers, depending of the freight mode of delivery. The revenue provided from storage services is recognized as services are performed.

Costs of products sold and services provided include goods (mainly fuels, lubricants, LPG, and pharmaceutical products), raw materials (chemicals and petrochemicals) and production, distribution, storage, and filling costs.

b. Cash and Cash Equivalents

Includes cash, banks deposits, and short-term, highly-liquid investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value. See Note 4 for further details on cash and cash equivalents of the Company and its subsidiaries.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c. Financial Assets

In accordance with International Accounting Standards (“IAS”) 32, IAS 39, and IFRS 7 (CPC 38, 39 and 40 (R1)), the financial assets of the Company and its subsidiaries are classified in accordance with the following categories:

•	Measured at fair value through profit or loss: financial assets held for trading, that is, acquired or incurred principally for the purpose of selling or repurchasing in the near term, and derivatives. The balances are stated at fair value. The interest earned, the exchange variation, and changes in fair value are recognized in profit or loss.

•	Held to maturity: non-derivative financial assets with fixed or determinable payments, and fixed maturities for which the entity has the positive intention and ability to hold to maturity. The interest earned and the foreign currency exchange variation are recognized in profit or loss, and balances are stated at acquisition cost plus the interest earned, using the effective interest rate method.

•	Available for sale: non-derivative financial assets that are designated as available for sale or that are not classified into other categories at initial recognition. The balances are stated at fair value, and the interest earned and the foreign currency exchange variation are recognized in profit or loss. Differences between fair value and acquisition cost plus the interest earned are recognized in other comprehensive income in the “Valuation adjustments”. Accumulated gains and losses recognized in shareholders’ equity are reclassified to profit or loss in case of prepayment.

•	Loans and receivables: non-derivative financial assets with fixed or determinable payments or receipts, not quoted in an active market, except: (i) those which the entity intends to sell immediately or in the near term and which the entity classified as measured at fair value through profit or loss; (ii) those classified as available for sale; or (iii) those for which the Company may not recover substantially all of its initial investment for reasons other than credit deterioration. The interest earned and the foreign currency exchange variation are recognized in profit or loss. The balances are stated at acquisition cost plus interest, using the effective interest rate method. Loans and receivables include cash and banks, trade receivables, dividends receivable, and other trade receivables.

The Company and its subsidiaries use derivative financial instruments for hedging purposes, applying the concepts described below:

•	Hedge accounting—fair value hedge: derivative financial instruments used to hedge exposure to changes in the fair value of an item, attributable to a particular risk, which can affect the entity’s profit or loss. In the initial designation of the fair value hedge, the relationship between the hedging instrument and the hedged item is documented, including the objectives of risk management, the strategy in conducting the transaction, and the methods to be used to evaluate its effectiveness. Once the fair value hedge has been qualified as effective, the hedge item is also measured at fair value. Gains and losses from hedge instruments and hedge items are recognized in profit or loss. The hedge accounting must be discontinued when the hedge becomes ineffective.

•	Hedge accounting—cash flow hedge: derivative financial instruments used to hedge the exposure to variability in cash flows that is attributable to a risk associated with an asset or liability or highly probable transaction that may affect the income statements. The portion of the gain or loss on the hedging instrument that is determined to be effective relating to the effects of exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as “Valuation adjustments” while the ineffective portion is recognized in profit or loss. Gains or losses on the hedging instrument relating to the effective portion of this hedge that had been recognized directly in accumulated other comprehensive income shall be recognized in profit or loss in the period in which the hedged item is recognized in profit or loss or as initial cost of non-financial assets, in the same line of the statement that the hedged item is recognized. The hedge accounting shall be discontinued when (i) the Company cancels the hedging relationship; (ii) the hedging instrument expires; and (iii) the hedging instrument no longer qualifies for hedge accounting. When hedge accounting is discontinued, gains and losses recognized in other comprehensive income in equity are reclassified to profit or loss in the period which the hedged item is recognized in profit or loss. If the transaction hedged is canceled or is not expected to occur, the cumulative gains and losses in other comprehensive income in equity shall be recognized immediately in profit or loss.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

•	Hedge accounting—hedge of net investments in foreign operation: derivative financial instruments used to hedge exposure on net investments in foreign subsidiaries due to the fact that the local functional currency is different from the functional currency of the Company. The portion of the gain or loss on the hedging instrument that is determined to be effective, referring to the exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as cumulative translation adjustments, while the ineffective portion and the operating costs are recognized in profit or loss. The gain or loss on the hedging instrument that has been recognized directly in accumulated other comprehensive income shall be recognized in income upon disposal of the foreign operation.

For further detail on financial instruments of the Company and its subsidiaries, see Notes 4, 14, and 30.

d. Trade Receivables

Trade receivables are recognized at the amount invoiced, adjusted to present value if applicable, and includes all direct taxes attributable to the Company and its subsidiaries. An allowance for doubtful accounts is recorded based on estimated losses and is set at an amount deemed by management to be sufficient to cover any probable loss on realization of trade receivables (see Notes 5 and 30—Customer Credit Risk).

e. Inventories

Inventories are stated at the lower of acquisition cost or net realizable value (see Note 6). The cost value of inventory is measured using the weighted average cost and includes the costs of acquisition and processing directly related to the units produced based on the normal capacity of production. Estimates of net realizable value are based on the average selling prices at the end of the reporting period, net of applicable direct selling expenses. Subsequent events related to the fluctuation of prices and costs are also considered, if relevant. If net realizable values are below inventory costs, a provision corresponding to this difference is recognized. Provisions are also made for obsolescence of products, materials, or supplies that (i) do not meet the Company and its subsidiaries’ specifications, (ii) have exceeded their expiration date, or (iii) are considered slow-moving inventory. This classification is made by management with the support of its industrial and operations teams.

f. Investments

Investments in subsidiaries are accounted for under the equity method of accounting in the individual financial statements of the parent company.

A subsidiary is an investee in which the investor is entitled to variable returns on investment and has the ability to interfere in its financial and operational activities. Usually the equity interest in a subsidiary is more than 50%.

Investments in associates and joint ventures are accounted for under the equity method of accounting in the individual and consolidated financial statements (see Note 11).

An associate is an investment, in which an investor has significant influence, that is, has the power to participate in the financial and operating decisions of the investee but does not exercise control.

A joint venture is an investment in which the shareholders have the right to net assets on behalf of a joint control. Joint control is the agreement which establish that decisions about the relevant activities of the investee require the consent from the parties that share control.

Other investments are stated at acquisition cost less provision for losses, unless the loss is considered temporary.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

g. Property, Plant, and Equipment

Property, plant, and equipment is recognized at acquisition or construction cost, including financial charges incurred on property, plant, and equipment under construction, as well as maintenance costs resulting from scheduled plant outages and estimated costs to remove, to decommission, or to restore assets (see Notes 2.m and 19).

Depreciation is calculated using the straight-line method, over the periods mentioned in Note 12, taking into account the estimated useful lives of the assets, which are reviewed annually.

Leasehold improvements are depreciated over the shorter of the lease contract term and useful life of the property.

h. Leases

•	Finance Leases

Certain lease contracts transfer substantially all the risks and benefits associated with the ownership of an asset to the Company and its subsidiaries. These contracts are characterized as finance leases, and assets thereunder are capitalized at lease commencement at their fair value or, if lower, present value of the minimum lease payments under the contracts. The items recognized as assets are depreciated and amortized using the lower of the straight-line method over the lower of the useful lives applicable to each group of assets or the contract terms, as mentioned in Notes 12 and 13. Financial charges under the finance lease contracts are allocated to profit or loss over the lease contract term, based on the amortized cost and the effective interest rate method of the related lease obligation (see Note 14.i).

•	Operating Leases

There are lease transactions where the risks and benefits associated with the ownership of the asset are not transferred and where there is no purchase option, or the purchase option at the end of the contract is equivalent to the market value of the leased asset. Payments made under an operating lease contract are recognized as cost or expense in the income statement on a straight-line basis over the term of the lease contract (see Note 31.c).

i. Intangible Assets

Intangible assets include assets acquired by the Company and its subsidiaries from third parties, according to the criteria below (see Note 13):

•	Goodwill is carried net of accumulated amortization as of December 31, 2008, when it ceased to be amortized. Goodwill generated since January 1, 2009 is shown as intangible assets corresponding to the positive difference between the amount paid or payable to the seller and the fair value of the identified assets and liabilities assumed of the acquired entity, and is tested annually for impairment. Goodwill is allocated to the business segments, which represent the lowest level that goodwill is monitored by the Company for impairment testing purposes.

•	Bonus disbursements as provided in Ipiranga’s agreements with reseller service stations and major consumers are recognized as distribution rights when paid and amortized using the straight-line method according to the term of the agreement.

•	Other intangible assets acquired from third parties, such as software, technology, and commercial property rights, are measured at the total acquisition cost and amortized using straight-line method, over the periods mentioned in Note 13, taking into account their useful life, which is reviewed annually.

The Company and its subsidiaries have not recognized intangible assets that were generated internally. The Company and its subsidiaries have goodwill and brands acquired in business combinations, which are evaluated as intangible assets with indefinite useful life (see Note 13 items i and vi).

j. Other Assets

Other assets are stated at the lower of cost and realizable value, including, if applicable, interest earned, monetary changes and changes in exchange rates incurred or less a provision for loss and, if applicable, adjustment to present value (see Note 2.u).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

k. Financial Liabilities

The Company and its subsidiaries’ financial liabilities include trade payables and other payables, loans, debentures, finance leases and derivative financial instruments. Financial liabilities are classified as “financial liabilities at fair value through profit or loss” or “financial liabilities at amortized cost”. The financial liabilities at fair value through profit or loss refer to derivative financial instruments, subscription warrants, and financial liabilities designated as hedged items in a fair value hedge relationship upon initial recognition (see Note 2.c – Fair Value Hedge). The financial liabilities at amortized cost are stated at the initial transaction amount plus related charges and transaction costs, net of amortization. The charges are recognized in profit or loss using the effective interest rate method.

Transaction costs incurred and directly attributable to the activities necessary for contracting loans or for issuing bonds, as well as premiums and discounts upon issuance of debentures and other debt, are allocated to the instrument and amortized to profit or loss over its term, using the effective interest rate method (see Note 14.j). Transaction costs incurred and directly attributable to the issue of shares or other equity instruments are recognized in equity and are not amortized.

l. Income and Social Contribution Taxes on Income

Current and deferred income tax (“IRPJ”) and social contribution on net income tax (“CSLL”) are calculated based on their current rates, considering the value of tax incentives. Taxes are recognized based on the rates of IRPJ and CSLL provided for by the laws enacted on the last day of the reporting period. The current rates in Brazil are 25% for income tax and 9% for social contribution on net income tax. For further details about recognition and realization of IRPJ and CSLL, see Note 9.

m. Provision for Asset Retirement Obligation – Fuel Tanks

The Company and its subsidiaries have the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded service stations after a certain period. The estimated cost of the obligation to remove these fuel tanks is recognized as a liability when the tanks are installed. The estimated cost is recognized in property, plant, and equipment and depreciated over the respective useful lives of the tanks. The amounts recognized as a liability are monetarily restated using the National Consumer Price Index—IPCA until the respective tank is removed (see Note 19). An increase in the estimated cost of the obligation to remove the tanks could result in negative impact in future results. The estimated removal cost is reviewed and updated annually or when there is significant change in its amount and change in the estimated costs are recognized in income when they become known.

n. Provisions for Tax, Civil, and Labor Risks

A provision for tax, civil and labor risks is recognized for quantifiable risks, when the chance of loss is more-likely-than-not in the opinion of management and internal and external legal counsel, and the amounts are recognized based on the evaluation of the outcomes of the legal proceedings (see Note 20 items a,b).

o. Post-Employment Benefits

Post-employment benefits granted and to be granted to employees, retirees, and pensioners are based on an actuarial calculation prepared by an independent actuary, using the projected unit credit method (see Note 18.b). The actuarial gains and losses are recognized in cumulative other comprehensive income in the “Valuation adjustments” and presented in the statement of shareholders’ equity. Past service cost is recognized in the income statement.

p. Other Liabilities

Other liabilities are stated at known or measurable amounts plus, if applicable, related charges, monetary restatement, and changes in exchange rates incurred. When applicable, other liabilities are recognized at present value, based on interest rates that reflect the term, currency, and risk of each transaction.

q. Foreign Currency Transactions

Foreign currency transactions carried out by the Company or its subsidiaries are remeasured into their functional currency at the exchange rate prevailing at the date of each transaction. Outstanding monetary assets and liabilities of the Company and its subsidiaries are translated using the exchange rate at the end of the reporting period. The effect of the difference between those exchange rates is recognized in profit or loss until the conclusion of each transaction.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

r. Basis for Translation of Financial Statements of Foreign Subsidiaries

Assets and liabilities of the foreign subsidiaries, denominated in currencies other than that of the Company (functional currency: Brazilian Real), which have administrative autonomy, are translated using the exchange rate at the end of the reporting period. Revenues and expenses are translated using the average exchange rate of each year and shareholders’ equity is translated at the historic exchange rate of each transaction affecting shareholders’ equity. Gains and losses resulting from changes in these foreign investments are directly recognized in shareholders’ equity in cumulative other comprehensive income in the “cumulative translation adjustments” and will be recognized in profit or loss if these investments are disposed of. The balance in cumulative other comprehensive income and presented in the shareholders’ equity as cumulative translation adjustments, net of the exchange rate effect of hedge of net investments, in 2015 was a gain of R$ 66,925 (gain of R$ 43,192 in 2014).

The foreign subsidiaries with functional currency different from the Company and which have administrative autonomy are listed below:

Subsidiary	Functional currency	Location

Oxiteno México S.A. de C.V.	Mexican Peso	Mexico

Oxiteno Servicios Corporativos S.A. de C.V.	Mexican Peso	Mexico

Oxiteno Servicios Industriales de C.V.	Mexican Peso	Mexico

Oxiteno USA LLC	U.S. Dollar	United States

Oxiteno Andina, C.A.	Bolivar	Venezuela

Oxiteno Uruguay S.A.	U.S. Dollar	Uruguay

The subsidiary Oxiteno Uruguay S.A. (“Oxiteno Uruguay”) determined its functional currency as the U.S. dollar (“US$”), as its sales, purchases of goods, and financing activities are performed substantially in this currency.

According to IAS 29, Venezuela is classified as a hyperinflationary economy. As a result, the financial information of Oxiteno Andina, C.A. (“Oxiteno Andina”) was adjusted by the Venezuelan Consumer Price Index.

On February 10, 2015, the Venezuelan Central Bank issued Foreign Exchange Regulation No. 33 altering the Venezuelan foreign exchange markets and regulating the legally recognized types of exchange rates:

a) Oficial: Bolivar (“VEF”) is traded at an exchange rate of 6.30 VEF/US$. This rate is applied to importation of essential goods (medicines and food) channeled through CENCOEX—Centro Nacional de Comercio Exterior en Venezuela;

b) SICAD—Sistema Complementario de Administración de Divisas: Bolivar is traded at exchange rate of 13.50 VEF/US$, last quotation of September 1, 2015. In accordance with the Foreign Exchange Regulation No. 25, only some transactions are allowed to be exchanged using this rate, for example, imports of goods, payment of dividends, among other transactions.

c) SICAD-II—this foreign exchange market was eliminated with Foreign Exchange Regulation No. 33. The last quotation was 52.1013 VEF/US$; and

d) SIMADI—Sistema Marginal de Divisas: Bolivar is traded at variable exchange rate of approximately 199 VEF/US$ on December 31, 2015. This rate is applied through the bank market, retail market and securities market.

Due to the political and economic situation in Venezuela, the Company’s management reassessed the exchange rate used in the translation of financial statements and changed on December 31, 2015, the rate from SICAD to SIMADI, due to the fact that currently this exchange rate is the one that most closely matches the best expression of the Venezuelan economy. Thus, on December 31, 2015, the amounts in Bolivar have been translated to the U.S. dollar at the exchange rate of SIMAD and subsequently translated into Brazilian Reais using the official exchange rate published by the Central Bank of Brazil.

Assets and liabilities of the other foreign subsidiaries, which do not have administrative autonomy, are considered an extension of the activities of their parent company and are translated using the exchange rate at the end of the reporting period. Gains and losses resulting from changes in these foreign investments are directly recognized as financial income or loss. The gain recognized in income in 2015 amounted to R$ 6,243 (R$ 2,906 gain in 2014).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

s. Use of Estimates, Assumptions and Judgments

The preparation of the financial statements requires the use of estimates, assumptions, and judgments for the accounting of certain assets, liabilities, and income. Therefore, the Company’s and subsidiaries’ management use the best information available at the time of preparation of the financial statements, as well as the experience of past and current events, also considering assumptions regarding future events. The financial statements therefore include estimates, assumptions, and judgments related mainly to determining the fair value of financial instruments (Notes 2.c, 2.k, 4, 14 and 30), the determination of the allowance for doubtful accounts (Notes 2.d, 5 and 30), the determination of provisions for losses of inventories (Notes 2.e and 6), the determination of deferred income taxes amounts (Notes 2.l and 9), the determination of control in subsidiaries (Notes 2.f, 2.r, 3 and 11.a), the determination of joint control in joint venture (Notes 2.f, 11.a and 11.b), the determination of significant influence in associates (Notes 2.f and 11.c), the determination of exchange rate used to translation of Oxiteno Andina’ financial statements (Notes 2.r), the useful lives of property, plant, and equipment (Notes 2.g and 12), the useful lives of intangible assets, and the determination of the recoverable amount of goodwill (Notes 2.i and 13), provisions for assets retirement obligations (Notes 2.m and 19), provisions for tax, civil, and labor risks (Notes 2.n and 20 items a,b), estimates for the preparation of actuarial reports (Notes 2.o and 18.b) and the determination of fair value of subscription warrants – indemnification (Notes 3.a and 30). The actual result of the transactions and information may differ from their estimates.

t. Impairment of Assets

The Company and its subsidiaries review, at least annually, the existence of any indication that an asset may be impaired. If there is an indication, the Company and its subsidiaries estimate the recoverable amount of the asset. Assets that cannot be evaluated individually are grouped in the smallest group of assets that generate cash flow from continuous use and that are largely independent of cash flows of other assets (cash generating units -“CGU”). The recoverable amount of assets or CGUs corresponds to the greater of their fair value net of applicable direct selling costs and their value in use.

The fair value less costs of disposal is determined by the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date, net of costs of removing the asset, and direct incremental costs to bring an asset into condition for its sale, legal costs, and taxes.

To assess the value in use, the Company and its subsidiaries consider the projections of future cash flows, trends, and outlooks, as well as the effects of obsolescence, demand, competition, and other economic factors. Such cash flows are discounted to their present values using the discount rate before tax that reflects market conditions for the period of impairment testing and the specific risks of the asset or CGU being evaluated. In cases where the expected discounted future cash flows are less than their carrying amount, an impairment loss is recognized for the amount by which the carrying value exceeds the fair value of these assets. Losses for impairment of assets are recognized in profit or loss. In case goodwill has been allocated to a CGU, the recognized losses are first allocated to reduce the corresponding goodwill. If the goodwill is not enough to absorb such losses, the surplus is allocated to the assets on a pro-rata basis. An impairment of goodwill cannot be reversed. For other assets, impairment losses may be reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if the impairment had not been recognized.

No impairment was recognized in the years presented (see Note 13.i).

u. Adjustment to Present Value

Some of the Company’s subsidiaries recognized a present value adjustment to Tax on Goods and Services (“ICMS”, the Brazilian VAT) credit balances related to property, plant, and equipment (CIAP). Because recovery of these credits occurs over a 48 month period, the present value adjustment reflects, in the financial statements, the time value of the ICMS credits to be recovered. The balance of these adjustment to present value totaled R$ 109 in 2015 (R$ 279 in 2014).

The Company and its subsidiaries reviewed all items classified as non-current and, when relevant, current assets and liabilities, and did not identify the need to recognize other present value adjustments.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

v. Business Combination

A business combination is accounted applying the acquisition method. The cost of the acquisition is measured based on the consideration transferred and to be transferred, measured at fair value at the acquisition date. In a business combination, the assets acquired and liabilities assumed are measured in order to classify and allocate them accordingly to the contractual terms, economic circumstances and relevant conditions on the acquisition date. The non-controlling interest in the acquired is measured at fair value or based on its interest in identifiable net assets acquired. Goodwill is measured as the excess of the consideration transferred and to be transferred over the fair value of net assets acquired (identifiable assets and liabilities assumed, net). After the initial recognition, goodwill is measured at cost less any accumulated impairment losses. For impairment testing purposes, goodwill is allocated to the Company’s operating segments. When the cost of the acquisition is lower than the fair value of net assets acquired, a gain is recognized directly in the income statement. Costs related to the acquisition are recorded in the income statement when incurred.

w. Statements of Value Added

As required by Brazilian Corporate Law, the Company and its subsidiaries prepare the individual and consolidated statements of value added (“DVA”) according to CPC 09 – Statement of Value Added, as an integral part of the financial statements as applicable to publicly-traded companies, and as supplemental information for IFRS, which does not require the presentation of DVA.

x. Statements of Cash Flows

The Company and its subsidiaries prepared its individual and consolidated statements of cash flows in accordance with IAS 7 (CPC 03)—Cash Flow Statement. The Company and its subsidiaries present the interest paid on loans and debentures in financing activities.

y. Adoption of the Pronouncements Issued by CPC and IFRS

The following standards, amendments, and interpretations to IFRS were issued by the IASB but are not yet effective and were not adopted as of December 31, 2015:

Effective date
• IFRS 9: Financial instrument classification and measurement: includes new requirements for the classification and measurement of financial assets and liabilities, derecognition requirements, new impairment methodology for financial instruments, and new hedge accounting guidance.	2018
• IFRS 15—Revenue from contracts with customers: establish the principles of nature, amount, timing and uncertainty of revenue and cash flow arising from a contract with a customer.	2018
• IFRS 16—Lease: requires lessees record in the financial statements, a liability reflecting future payments of a lease and the right to use an asset for the lease contracts, except for certain short-term leases and low asset value contracts. The criteria for recognition and measurement of leases in the financial statements of lessors are substantially maintained.	2019

CPC has not yet issued pronouncements equivalent to these IFRS, but is expected to do so before the date they become effective. The adoption of IFRS pronouncements is subject to prior approval by the CVM. The Company is assessing the potential effects of these standards.

z. Authorization for Issuance of the Financial Statements

These financial statements were authorized for issue by the Board of Directors on February 17, 2016.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

3. Principles of Consolidation and Investments in Subsidiaries

The consolidated financial statements were prepared following the basic principles of consolidation established by IFRS 10 (CPC 36 (R3)). Investments of one company in another, balances of asset and liability accounts, and revenues and expenses were eliminated, as well as the effects of transactions conducted between the companies. Non-controlling interests in subsidiaries are presented within consolidated shareholders’ equity and net income.

Consolidation of a subsidiary begins when the parent company obtains direct or indirect control over a company and ceases when the parent company loses control of a company. Income and expenses of a subsidiary acquired are included in the consolidated income statement and other comprehensive income from the date the parent company gains the control. Income and expenses of a subsidiary, in which the parent company loses control, are included in the consolidated income statement and other comprehensive income until the date the parent company loses control.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Company’s accounting policies.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The consolidated financial statements include the following direct and indirect subsidiaries:

			% interest in the share
			12/31/2015		12/31/2014
			Control		Control
	Location	Segment	Direct control	Indirect control	Direct control	Indirect control
Ipiranga Produtos de Petróleo S.A.	Brazil	Ipiranga	100	—	100	—
am/pm Comestíveis Ltda.	Brazil	Ipiranga	—	100	—	100
Centro de Conveniências Millennium Ltda.	Brazil	Ipiranga	—	100	—	100
Icorban—Correspondente Bancário Ltda. (*)	Brazil	Ipiranga	—	100	—	100
Ipiranga Trading Limited	Virgin Islands	Ipiranga	—	100	—	100
Tropical Transportes Ipiranga Ltda.	Brazil	Ipiranga	—	100	—	100
Ipiranga Imobiliária Ltda.	Brazil	Ipiranga	—	100	—	100
Ipiranga Logística Ltda.	Brazil	Ipiranga	—	100	—	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	Ipiranga	—	100	—	100
Companhia Ultragaz S.A.	Brazil	Ultragaz	—	99	—	99
Bahiana Distribuidora de Gás Ltda.	Brazil	Ultragaz	—	100	—	100
Utingás Armazenadora S.A.	Brazil	Ultragaz	—	57	—	57
LPG International Inc.	Cayman Islands	Ultragaz	—	100	—	100
Imaven Imóveis Ltda.	Brazil	Others	—	100	—	100
Isa-Sul Administração e Participações Ltda. (b)	Brazil	Ipiranga	—	—	99	1
Imifarma Produtos Farmacêuticos e Cosméticos S.A. (b)	Brazil	Extrafarma	—	100	—	100
Oxiteno S.A. Indústria e Comércio	Brazil	Oxiteno	100	—	100	—
Oxiteno Nordeste S.A. Indústria e Comércio	Brazil	Oxiteno	—	99	—	99
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	Argentina	Oxiteno	—	100	—	100
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Brazil	Oxiteno	—	100	—	100
Oxiteno Uruguay S.A.	Uruguay	Oxiteno	—	100	—	100
Barrington S.L.	Spain	Oxiteno	—	100	—	100
Oxiteno México S.A. de C.V.	Mexico	Oxiteno	—	100	—	100
Oxiteno Servicios Corporativos S.A. de C.V.	Mexico	Oxiteno	—	100	—	100
Oxiteno Servicios Industriales S.A. de C.V.	Mexico	Oxiteno	—	100	—	100
Oxiteno USA LLC	United States	Oxiteno	—	100	—	100
Global Petroleum Products Trading Corp.	Virgin Islands	Oxiteno	—	100	—	100
Oxiteno Overseas Corp.	Virgin Islands	Oxiteno	—	100	—	100
Oxiteno Andina, C.A.	Venezuela	Oxiteno	—	100	—	100
Oxiteno Europe SPRL	Belgium	Oxiteno	—	100	—	100
Oxiteno Colombia S.A.S	Colombia	Oxiteno	—	100	—	100
Oxiteno Shanghai Trading LTD.	China	Oxiteno	—	100	—	100
Empresa Carioca de Produtos Químicos S.A.	Brazil	Oxiteno	—	100	—	100
Ultracargo—Operações Logísticas e Participações Ltda.	Brazil	Ultracargo	100	—	100	—
Terminal Químico de Aratu S.A.—Tequimar	Brazil	Ultracargo	—	99	—	99
SERMA—Ass. dos usuários equip. proc. de dados	Brazil	Others	—	100	—	100

(*) In October 2015, the name of Conveniências Ipiranga Norte Ltda. was changed to Icorban—Correspondente Bancário Ltda.

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

a) Business Combination – Acquisition of Extrafarma

On January 31, 2014, Extrafarma became a wholly-owned subsidiary of Ultrapar, through the merger of the total shares issued by Extrafarma. As a result, 12,021,100 new ordinary, nominative, book-entry shares with no par value of the Company were issued, totaling an increase in equity in the amount of R$ 640,725. The Company also issued subscription warrants – working capital of up to 801,409 shares, equivalent to R$ 42,138. On December 31, 2014, the Company determined that it had a receivable in the amount of R$ 12,222 due to the adjustment of working capital, recognizing in “Other receivables” in current assets. In 2015, the final agreement of working capital and net debt was formalized in the amount of R$ 26,006, and the Company recognized a revenue of R$ 13,784 in “other operating income” (see Note 26). In addition, 7 subscription warrants – indemnification were issued, corresponding to up to 3,205,622 shares. The shares of the subscription warrants – indemnification may be exercised from 2020 onwards and are adjusted according to the changes in the amounts of provisions for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014. The subscription warrants – indemnification’s fair value is measured based on the share price of Ultrapar (UGPA3) and is reduced by the dividend yield until 2020, since the exercise is possible only from 2020, and they are not entitled to dividends until that date. As of December 31, 2015, the subscription warrants – indemnification were represented by 2,011,766 shares and amounted R$ 112,233 (in 2014 were represented by 2,002,773 and totaled R$ 92,072). This transaction did not affect the Company’s cash flow.

The purchase price is presented below:

Increase in share capital	141,913
Capital surplus on subscription of shares	498,812
Receivables—working capital adjustments	(12,222)
Subscription warrants – indemnification	91,423

Purchase price	719,926

The purchase price in the amount of R$ 719,926 was allocated among the identified assets acquired and liabilities assumed, measured at fair value. The goodwill of R$ 661,553 is substantiated related the Company’s entry into the pharmaceutical retail and wholesale markets in Brazil and by Extrafarma bringing a significant initial scale, an excellent network of drugstores as a starting point and specific knowledge and expertise of the market sector. The deductible tax basis of goodwill is R$ 780,239. During the process of identification of assets and liabilities, intangible assets which were not previously recognized in the acquired entity’s books were also taken into account, as shown below:

	Amount	Useful life	Amortization method
Brand – Extrafarma	72,523	Indefinite	—
Loyalty program – Clube Extrafarma	31,953	4years	Straight line
Customer relationship—wholesale	17,346	10 years	Straight line
Other	517	By contract	Straight line

Total	122,339

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the fair value of assets acquired and liabilities assumed as of the acquisition date:

Current assets		Current liabilities
Cash and cash equivalents	9,123	Loans (1)	179,818
Trade receivables	65,104	Trade payables	118,769
Inventories	154,937	Salaries and related charges	16,539
Recoverable taxes	12,385	Income and social contribution taxes payable	3,150
Other	5,109	Deferred revenue	5,152

	246,658	Other	6,316

			329,744
Non-current assets		Non-current liabilities
Property, plant, and equipment	48,838	Loans (1)	28,093
Intangible assets	135,636	Provision for tax, civil and labor risks	65,517
Deferred income and social contribution taxes	56,408	Other	7,097

Escrow deposits	1,284		100,707
Goodwill	661,553

	903,719	Total liabilities assumed	430,451

Total assets acquired and goodwill	1,150,377	Purchase price	719,926

(1)	The gross debt assumed on the closing date amounted to R$ 207,911.

The acquisition costs related to lawyers and consultants were recognized as administrative expenses and represent approximately 2% of the transaction amount. Additionally, the Company recognized in shareholders’ equity, reducing the capital reserve, the amount of R$ 2,260 of expenses with lawyers and external audit related to transaction costs for the issuance of shares to the shareholders of Extrafarma.

The following summary presents the Company’s consolidated information for 2014, as if the acquisition had been completed at the beginning of that year. The pro forma information is only presented for comparative purposes and does not purport to be indicative of what would have occurred had the acquisition actually been made at such date, neither is an indicative of future operating results:

2014
Net revenue from sales and services	67,824,629
Operating income	2,287,695
Net income for the year	1,248,369
Earnings per share basic—whole R$ (see Note 28)	2.2701
Earnings per share diluted—whole R$ (see Note 28)	2.2540

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b) Statutory reorganization

On December 10, 2014, the Company and the wholly-subsidiary Ipiranga Produtos de Petróleo S.A. (“IPP”), approved a capital increase in Isa-Sul Administração e Participações Ltda. (“Isa-Sul”), in the amount of R$ 995,696 with the issuance of 995,696,017 new shares. All shares were subscribed and paid up with ordinary shares of Extrafarma held by the Company. After this reorganization, the Company became the direct parent company of Isa-Sul and Isa-Sul became the parent company of Extrafarma.

On October 31, 2015, the Company increased the capital of IPP in the amount of R$ 986,886 with the capital contribution of 995,696,017 shares issued by Isa-Sul. After this step, Isa-Sul became a direct subsidiary of IPP and Extrafarma became an indirect subsidiary of IPP. On December 1, 2015, Isa-Sul was merged by its subsidiary Extrafarma with equity fully incorporated at book-value. After this reorganization, the Extrafarma became the subsidiary of IPP and Isa-Sul was extinguished.

4. Cash and Cash Equivalents and Financial Investments

Cash equivalents and financial investments, excluding cash and bank deposits, are substantially represented by investments: (i) in Brazil, in certificates of deposit of first-rate financial institutions linked to the Interbank Certificate of Deposit (“CDI”), in repurchase agreement and in short term investments funds, whose portfolio comprised exclusively of Brazilian Federal Government bonds; (ii) outside Brazil, in certificates of deposit of first-rate financial institutions; and (iii) in currency and interest rate hedging instruments.

The financial assets were classified in Note 30, according to their characteristics and intention of the Company and its subsidiaries.

The balance of cash, cash equivalents and financial investments (consolidated) amounted to R$ 3,973,162 in 2015 (R$ 4,400,122 in 2014) and are distributed as follows:

•	Cash and Cash Equivalents

Cash and cash equivalents are considered: (i) cash and bank deposits, and (ii) highly-liquid short-term investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value.

	Parent		Consolidated
	2015	2014	2015	2014
Cash and bank deposits
In local currency	120	96	92,160	47,426
In foreign currency	—	—	99,856	85,870
Financial investments considered cash equivalents
In local currency
Fixed-income securities	47,941	119,131	2,497,903	2,690,638
In foreign currency
Fixed-income securities	—	—	12,974	3,435

Total cash and cash equivalents	48,061	119,227	2,702,893	2,827,369

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

•	Financial Investments

The financial investments of the Company and its subsidiaries, which are not classified as cash and cash equivalents, are distributed as follows:

	Parent		Consolidated
	2015	2014	2015	2014
Financial investments
In local currency
Fixed-income securities and funds	6,708	67,864	801,587	902,683
In foreign currency
Fixed-income securities and funds	—	—	35,013	505,574
Currency and interest rate hedging instruments (a)	—	—	433,669	164,496

Total financial investments	6,708	67,864	1,270,269	1,572,753

Current	6,708	67,864	803,304	1,441,813

Non-current	—	—	466,965	130,940

(a)	Accumulated gains, net of income tax (see Note 30).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

5.Trade Receivables (Consolidated)

The composition of trade receivables is as follows:

	2015	2014
Domestic customers	2,971,019	2,424,756
Reseller financing—Ipiranga	350,119	310,062
Foreign customers	199,081	191,533
(-) Allowance for doubtful accounts	(200,816)	(178,444)

Total	3,319,403	2,747,907

Current	3,167,164	2,604,101

Non-current	152,239	143,806

Reseller financing is provided for renovation and upgrading of service stations, purchase of products, and development of the automotive fuels and lubricants distribution market.

The breakdown of trade receivables, gross of allowance for doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days

2015	3,520,219	3,080,681	113,136	22,834	13,473	30,411	259,684
2014	2,926,351	2,515,782	128,778	25,479	12,457	23,542	220,313

Movements in the allowance for doubtful accounts are as follows:

Balance in 2013	147,080
Initial balance of Extrafarma (January 31, 2014)	6,964
Additions	26,864
Write-offs	(2,464)

Balance in 2014	178,444
Additions	44,380
Write-offs	(22,008)

Balance in 2015	200,816

For further information about allowance for doubtful accounts see Note 30 – Customer credit risk.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

6. Inventories (Consolidated)

The composition of inventories is as follows:

	2015			2014
	Cost	Provision for losses	Net balance	Cost	Provision for losses	Net balance
Finished goods	400,994	(7,649)	393,345	345,255	(7,849)	337,406
Work in process	1,723	—	1,723	986	—	986
Raw materials	257,700	(1,026)	256,674	193,726	(2,661)	191,065
Liquefied petroleum gas (LPG)	58,875	(5,761)	53,114	41,616	(5,761)	35,855
Fuels, lubricants, and greases	1,205,598	(729)	1,204,869	907,466	(619)	906,847
Consumable materials and other items for resale	103,013	(9,259)	93,754	81,662	(3,594)	78,068
Pharmaceutical, hygiene, and beauty products	303,603	(9,568)	294,035	272,864	(25,841)	247,023
Advances to suppliers	171,726	—	171,726	103,124	—	103,124
Properties for resale	25,997	—	25,997	24,628	—	24,628

	2,529,229	(33,992)	2,495,237	1,971,327	(46,325)	1,925,002

Movements in the provision for losses are as follows:

Balance in 2013	15,238
Initial balance of Extrafarma (January 31, 2014)	27,689
Additions to net realizable value adjustment	2,637
Additions to obsolescence and other losses	761

Balance in 2014	46,325
Additions to net realizable value adjustment	2,003
Reversals of obsolescence and other losses	(14,336)

Balance in 2015	33,992

The breakdown of provisions for losses related to inventories is shown in the table below:

	2015	2014
Net realizable value adjustment	14,137	12,134
Obsolescence and other losses	19,855	34,191

Total	33,992	46,325

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

7. Recoverable Taxes

Recoverable taxes are substantially represented by credits of State VAT (ICMS), Contribution for Social Security Financing (COFINS), Social Integration Program (PIS), Income Tax (IRPJ), and Social Contribution (CSLL).

	Parent		Consolidated
	2015	2014	2015	2014
IRPJ and CSLL	52,055	53,835	197,890	182,602
ICMS	—	—	350,325	296,747
Provision for ICMS losses (1)	—	—	(64,891)	(67,657)
PIS and COFINS	—	—	248,254	207,694
Value-Added Tax (IVA) of subsidiaries Oxiteno Mexico, Oxiteno Andina and Oxiteno Uruguay	—	—	22,791	40,035
Excise tax—IPI	—	—	4,542	4,157
Others	1	—	5,316	5,288

Total	52,056	53,835	764,227	668,866

Current	48,019	30,713	628,778	593,462

Non-current	4,037	23,122	135,449	75,404

(1)	The provision for ICMS losses relates to tax credits that the subsidiaries believe will not be utilized or offset in the future, based on its estimative, and its movements are as follows:

Balance in 2013	65,180
Initial balance of Extrafarma (January 31, 2014)	20,888
Write-offs, additions and reversals, net	(18,411)

Balance in 2014	67,657
Write-offs, additions and reversals, net	(2,766)

Balance in 2015	64,891

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

8. Related Parties

a. Related Parties

• Parent Company

	Assets Debentures(1)	Liabilities Account payable	Financial income
Ipiranga Produtos de Petróleo S.A.	782,404	—	146,185
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	—	5	—

Total in 2015	782,404	5	146,185

	Assets
	Trade receivables(2)	Debentures(1)	Total	Financial income
Companhia Ultragaz S.A.	14,685	—	14,685	—
Terminal Químico de Aratu S.A.—Tequimar	2,026	—	2,026	—
Oxiteno S.A. Indústria e Comércio	2,532	—	2,532	—
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	3,545	—	3,545	—
Ipiranga Produtos de Petróleo S.A.	7,090	776,578	783,668	119,806

Total in 2014	29,878	776,578	806,456	119,806

(1)	In March 2009, Ipiranga made its first private offering in a single series of 108 debentures at face value of R$ 10,000,000.00 (ten million Brazilian Reais), nonconvertible into shares, unsecured debentures. The Company subscribed 75 debentures with maturity on March 31, 2016 and semiannual remuneration linked to CDI.
(2)	Refers to the Deferred Stock Plan (see Note 8.c).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

• Consolidated

Balances and transactions between the Company and its subsidiaries have been eliminated in consolidation and are not disclosed in this note. The balances and transactions between the Company and its subsidiaries with other related parties are disclosed below:

	Loans		Commercial transactions
	Assets	Liabilities	Receivables(1)	Payables(1)
Oxicap Indústria de Gases Ltda.	—	—	—	1,506
Química da Bahia Indústria e Comércio S.A.	—	3,046	—	—
ConectCar Soluções de Mobilidade Eletrônica S.A.	—	—	12,553	6,562
Refinaria de Petróleo Riograndense S.A.	—	—	—	23,784
Others	490	1,326	—	—

Total in 2015	490	4,372	12,553	31,852

	Loans/AFAC			Commercial transactions
	Assets		Liabilities	Receivables(1)	Payables(1)
Oxicap Indústria de Gases Ltda.	10,368	(2)	—	—	1,061
Química da Bahia Indústria e Comércio S.A.	—		3,046	—	—
ConectCar Soluções de Mobilidade Eletrônica S.A.	—		—	10,499	1,494
Others	490		1,326	—	—

Total in 2014	10,858		4,372	10,499	2,555

(1)	Included in “trade receivables” and “trade payables,” respectively.
(2)	On January 28, 2015, the subsidiary Oxiteno S.A. Indústria e Comércio (“Oxiteno S.A.”) capitalized this Advance for Future Capital Increase – “AFAC” (see Note 11.c).

	Commercial transactions
	Sales and services	Purchases
Oxicap Indústria de Gases Ltda.	6	12,353
Refinaria de Petróleo Riograndense S.A.	—	615,014
ConectCar Soluções de Mobilidade Eletrônica S.A.	18,205	—

Total in 2015	18,211	627,367

	Commercial transactions
	Sales and services	Purchases
Oxicap Indústria de Gases Ltda.	6	12,725
Refinaria de Petróleo Riograndense S.A.	—	59,162
ConectCar Soluções de Mobilidade Eletrônica S.A.	18,887	—

Total in 2014	18,893	71,887

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Purchase and sale transactions relate substantially to the purchase of raw materials, feedstock, transportation, and storage services based on similar market prices and terms with customers and suppliers with comparable operational performance. The above operations related to ConectCar Soluções de Mobilidade Eletrônica S.A. (“ConectCar”) refer to the adhesion to Ipiranga’s marketing plan and services provided. Borrowing agreements are for an indeterminate period and do not contain interest clauses. In the opinion of the Company and its subsidiaries’ management, transactions with related parties are not subject to credit risk, which is why no allowance for doubtful accounts or collateral is provided. Collateral provided by the Company in loans of subsidiaries and affiliates are mentioned in Note 14.k). Intercompany loans are contracted in light of temporary cash surpluses or deficits of the Company, its subsidiaries, and its associates.

b. Key executives (Consolidated)

The Company’s compensation strategy combines short and long-term elements, following the principles of alignment of interests and of maintaining a competitive compensation, and is aimed at retaining key officers and remunerating them adequately according to their attributed responsibilities and the value created to the Company and its shareholders.

Short-term compensation is comprised of: (a) fixed monthly compensation paid with the objective of rewarding the executive’s experience, responsibility, and his/her position’s complexity, and includes salary and benefits such as medical coverage, check-up, life insurance, and others; (b) variable compensation paid annually with the objective of aligning the executive’s and the Company’s objectives, which is linked to: (i) the business performance measured through its economic value creation and (ii) the fulfillment of individual annual goals that are based on the strategic plan and are focused on expansion and operational excellence projects, people development and market positioning, among others. In addition, the chief executive officer is entitled to additional long term variable compensation relating to the Company’s shares’ performance between 2013 and 2018, reflecting the target of more than doubling the share value of the Company in 5 years. Further details about the Deferred Stock Plan are contained in Note 8.c) and about post-employment benefits in Note 18.b).

The Company and its subsidiaries recognized expenses for compensation of its key executives (Company’s directors and executive officers) as shown below:

	2015	2014
Short-term compensation	37,759	30,187
Stock compensation	6,126	5,462
Post-employment benefits	2,936	3,660
Long-term compensation	2,302	1,684

Total	49,123	40,993

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c. Deferred Stock Plan

On April 27, 2001, the General Shareholders’ Meeting approved a benefit plan to members of management and employees in executive positions in the Company and its subsidiaries. On November 26, 2003, the Extraordinary General Shareholders’ Meeting approved certain amendments to the original plan of 2001 (the “Deferred Stock Plan”). In the Deferred Stock Plan, certain members of management of the Company and its subsidiaries have the voting and economic rights of shares and the ownership of these shares is retained by the subsidiaries of the Company. The Deferred Stock Plan provides for the transfer of the ownership of the shares to those eligible members of management after five to ten years from the initial concession of the rights subject to uninterrupted employment of the participant during the period. The total number of shares to be used for the Deferred Stock Plan is subject to the availability in treasury of such shares. It is incumbent on Ultrapar’s executive officers to select the members of management eligible for the plan and propose the number of shares in each case for approval by the Board of Directors. The fair value of the awards were determined on the grant date based on the market value of the shares on the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), the Brazilian Securities, Commodities and Futures Exchange and the amounts are amortized between five and ten years from the grant date.

The table below summarizes shares granted to the Company and its subsidiaries’ management:

Grant date	Balance of number of shares granted	Vesting period	Market price of shares on the grant date (in R$ per share)	Total grant costs, including taxes	Accumulated recognized grant costs	Accumulated unrecognized grant costs
December 9, 2014	590,000	2019 to 2021	50.64	41,210	(7,583)	33,627
March 5, 2014	83,400	2019 to 2021	52.15	5,999	(1,868)	4,131
February 3, 2014	150,000	2018 to 2020	55.36	11,454	(4,513)	6,941
November 7, 2012	320,000	2017 to 2019	42.90	19,098	(10,347)	8,751
December 14, 2011	120,000	2016 to 2018	31.85	5,272	(3,656)	1,616
November 10, 2010	173,336	2015 to 2017	26.78	9,602	(8,319)	1,283
December 16, 2009	83,328	2014 to 2016	20.75	7,155	(6,843)	312
October 8, 2008	—	2013 to 2015	9.99	8,090	(8,090)	—
November 9, 2006	207,200	2016	11.62	3,322	(3,045)	277
December 14, 2005	—	2015	8.21	1,060	(1,060)	—

	1,727,264			112,262	(55,324)	56,938

In 2015, the amortization in the amount of R$ 16,935 (R$ 12,289 in 2014) was recognized as a general and administrative expense.

The table below summarizes the changes of number of shares granted:

Balance in 2013	1,886,028
Shares granted on February 3, 2014	150,000
Shares granted on March 5, 2014	83,400
Shares granted on December 9, 2014	590,000
Shares vested and transferred	(496,564)

Balance in 2014	2,212,864
Shares vested and transferred	(455,600)
Cancellation of granted shares due to termination of executive employment	(30,000)

Balance in 2015	1,727,264

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

9. Income and Social Contribution Taxes

a. Deferred Income and Social Contribution Taxes

The Company and its subsidiaries recognize deferred tax assets and liabilities, which are not subject to the statute of limitations, resulting from tax loss carryforwards, temporary differences, negative tax bases and revaluation of property, plant, and equipment, among others. Deferred tax assets are sustained by the continued profitability of their operations. Deferred IRPJ and CSLL are recognized under the following main categories:

	Parent		Consolidated
	2015	2014	2015	2014
Assets—Deferred income and social contribution taxes on:
Provision for impairment of assets	—	—	41,428	55,527
Provisions for tax, civil, and labor risks	22	15	140,707	128,365
Provision for post-employment benefits	—	—	42,297	40,729
Provision for differences between cash and accrual basis	—	—	989	457
Goodwill	—	—	33,894	48,162
Business combination—fiscal basis vs. accounting basis of goodwill	—	—	72,691	68,458
Provision for asset retirement obligation	—	—	22,418	21,116
Other provisions	8,658	1,464	145,336	59,802
Tax losses and negative basis for social contribution carryforwards (d)	—	—	59,233	39,957

Total	8,680	1,479	558,993	462,573

Liabilities—Deferred income and social contribution taxes on:
Revaluation of property, plant, and equipment	—	—	2,887	3,009
Lease	—	—	4,426	4,948
Provision for differences between cash and accrual basis	—	—	184,951	77,266
Provision for goodwill/negative goodwill	—	—	17,794	11,183
Business combination—fair value of assets	—	—	47,110	49,181
Temporary differences of foreign subsidiaries	—	—	2,855	5,097
Other provisions	—	—	5,981	2,163

Total	—	—	266,004	152,847

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Changes in the net balance of deferred IRPJ and CSLL are as follows:

	2015	2014
Initial balance	309,726	274,633
Deferred IRPJ and CSLL recognized in income of the year	(14,813)	(21,745)
Deferred IRPJ and CSLL recognized in comprehensive income of the year	(2,250)	(863)
Deferred IRPJ and CSLL recognized in business combinations	—	56,408
Others	326	1,293

Final balance	292,989	309,726

The estimated recovery of deferred tax assets relating to IRPJ and CSLL is stated as follows:

	Parent	Consolidated
Up to 1 year	3	195,705
From 1 to 2 years	1,629	88,552
From 2 to 3 years	1,607	44,149
From 3 to 5 years	3,214	69,225
From 5 to 7 years	1,855	111,256
From 7 to 10 years	372	50,106

	8,680	558,993

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b. Reconciliation of Income and Social Contribution Taxes

IRPJ and CSLL are reconciled to the statutory tax rates as follows:

	Parent		Consolidated
	2015	2014	2015	2014
Income before taxes and share of profit (loss) of subsidiaries, joint ventures, and associates	69,633	50,917	2,258,192	1,841,190
Statutory tax rates—%	34	34	34	34

Income and social contribution taxes at the statutory tax rates	(23,675)	(17,312)	(767,785)	(626,005)

Adjustments to the statutory income and social contribution taxes:
Nondeductible expenses (i)	(277)	(405)	(70,540)	(26,519)
Nontaxable revenues (ii)	11	13	3,753	2,596
Adjustment to estimated income (iii)	—	—	12,926	13,638
Other adjustments	24	25	4,874	(603)

Income and social contribution taxes before tax incentives	(23,917)	(17,679)	(816,772)	(636,893)

Tax incentives—SUDENE	—	—	82,436	63,405

Income and social contribution taxes in the income statement	(23,917)	(17,679)	(734,336)	(573,488)

Current	(31,119)	(18,763)	(801,959)	(615,148)
Deferred	7,202	1,084	(14,813)	(21,745)
Tax incentives—SUDENE	—	—	82,436	63,405
Effective IRPJ and CSLL rates—%	34.3	34.7	32.5	31.1

(i)	Nondeductible expenses consist of certain expenses that cannot be deducted for tax purposes under applicable tax legislation, such as expenses with fines, donations, gifts, losses of assets, negative effects of foreign subsidiaries and certain provisions;

(ii)	Nontaxable revenues consist of certain gains and income that are not taxable under applicable tax legislation, such as the reimbursement of taxes and the reversal of certain provisions;

(iii)	Brazilian tax law allows for an alternative method of taxation for companies that generated gross revenues of up to R$ 78 million in their previous fiscal year. Certain subsidiaries of the Company adopted this alternative form of taxation, whereby income and social contribution taxes are calculated on a basis equal to 32% of operating revenues, as opposed to being calculated based on the effective taxable income of these subsidiaries. The adjustment to estimated income represents the difference between the taxation under this alternative method and the income and social contribution taxes that would have been paid based on the effective statutory rate applied to the taxable income of these subsidiaries.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c. Tax Incentives—SUDENE

The following subsidiaries are entitled to federal tax benefits providing for IRPJ reduction under the program for development of northeastern Brazil operated by the Superintendency for the Development of the Northeast (“SUDENE”):

Subsidiary	Units	Incentive—%	Expiration
Oxiteno Nordeste S.A. Indústria e Comércio	Camaçari plant	75	2016
Bahiana Distribuidora de Gás Ltda.	Caucaia base(1)	75	2012
	Mataripe base(2)	75	2024
	Aracaju base	75	2017
	Suape base	75	2018
Terminal Químico de Aratu S.A. – Tequimar	Suape terminal	75	2020
	Aratu terminal	75	2022
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Camaçari plant	75	2021

On December 30, 2014, Terminal Químico de Aratu S.A.—Tequimar (“Tequimar”) filed a request at SUDENE requiring the income tax reduction incentive, due to the implementation of the Itaqui Terminal in São Luis—Maranhão.

(1)	On December 22, 2015, the subsidiary requested SUDENE the extension of the recognition of tax incentive for another 10 years, due to the expansion of in the Caucaia base.

(2)	Due to modernization realized in the Mataripe base, SUDENE approved the 75% income tax reduction until 2024 through an appraisal report issued on December 30, 2015. On January 19, 2016, the constitutive benefit appraisal report was forwarded to the Brazilian Federal Revenue Service for approval within a term of 120 days.

d. Income and Social Contribution Taxes Carryforwards

In 2015, certain subsidiaries of the Company had tax loss carryforwards related to income tax (IRPJ) of R$ 190,359 (R$ 126,624 in 2014) and negative basis of CSLL of R$ 129,368 (R$ 92,232 in 2014), whose compensations are limited to 30% of taxable income in a given tax year, which do not expire. Based on these values, the Company and its subsidiaries recognized deferred income and social contribution tax assets in the amount of R$ 59,233 in 2015 (R$ 39,957 in 2014).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

10. Prepaid Expenses (Consolidated)

	2015	2014
Rents	114,439	99,285
Deferred Stock Plan, net (see Note 8.c)	45,889	61,183
Advertising and publicity	25,195	6,103
Insurance premiums	24,644	20,295
Software maintenance	8,937	6,790
Purchases of meal and transportation tickets	1,757	1,559
Taxes and other prepaid expenses	7,279	3,281

	228,140	198,496

Current	81,476	67,268

Non-current	146,664	131,228

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

11. Investments

a. Subsidiaries and Joint Venture (Parent Company)

The table below presents the full amounts of balance sheets and income statements of subsidiaries and joint venture:

	2015
	Subsidiaries				Joint-venture
	Ultracargo—Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio		Ipiranga Produtos de Petróleo S.A.	Refinaria de Petróleo Riograndense S.A.
Number of shares or units held	11,839,764	35,102,127		224,467,228,244	5,078,888
Assets	1,093,260	3,469,471		13,599,752	348,217
Liabilities	4,168	534,215		10,004,718	253,306
Shareholders’ equity	1,089,092	2,935,315	(*)	3,595,034	94,911
Net revenue from sales and services	—	1,203,462		65,235,322	974,807
Net income for the year	4,498	423,062	(*)	1,015,100	27,647
% of capital held	100	100		100	33

	2014
	Subsidiaries						Joint-venture
	Ultracargo—Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio		Ipiranga Produtos de Petróleo S.A.	Isa-Sul Administração e Participações Ltda.		Refinaria de Petróleo Riograndense S.A.
Number of shares or units held	11,839,764	35,102,127		224,467,228,244	995,696,017		5,078,888
Assets	1,168,896	3,546,989		10,668,027	995,028		263,527
Liabilities	84,003	526,423		8,654,065	11,524		191,018
Shareholders’ equity	1,084,893	3,020,625	(*)	2,013,962	983,504	(*)	72,509
Net revenue from sales and services	—	1,023,388		58,764,533	21,197		233,308
Net income (loss) for the year	99,990	240,457	(*)	881,131	(16,410	)(**)	(151)
% of capital held	100	100		100	99		33

(*)	adjusted for intercompany unrealized profits.
(**)	reduced by the elimination of the gain due to corporate restructuring in the amount of R$ 56,389 (see Note 3b).

The percentages in the table above are rounded.

Operating financial information of the subsidiaries is detailed in Note 29.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Balances and changes in subsidiaries and joint venture are as follows:

	Investments in subsidiaries						Joint-venture
	Ultracargo - Operações Logísticas e Participações Ltda.	Oxiteno S.A. - Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Imifarma Produtos Farmacêuticos e Cosmésticos S.A.	Isa-Sul Administração e Participação Ltda.	Total	Refinaria de Petróleo Riograndense S.A.	Total
Balance in 2013	1,064,959	2,892,330	2,154,904	—	—	6,112,193	22,751	6,134,944
Share of profit of subsidiaries and joint venture	99,990	240,457	881,131	2,523	(15,726)	1,208,375	(50)	1,208,325
Dividends	(80,000)	(117,107)	(1,022,540)	—	—	(1,219,647)	—	(1,219,647)
Extrafarma acquisition (see Note 3.a)	—	—	—	719,926	—	719,926	—	719,926
Capital increase in cash	—	—	—	236,100	—	236,100	—	236,100
Contingent liabilities—business combination Extrafarma (1)	—	—	—	3,654	—	3,654	—	3,654
Realization of fair value of acquisition	—	—	—	(22,896)	—	(22,896)	—	(22,896)
Tax liabilities on equity- method revaluation reserve	—	—	(32)	—	—	(32)	—	(32)
Valuation adjustment of subsidiaries	(56)	(171)	499	—	74	346	1,375	1,721
Translation adjustments of foreign-based subsidiaries	—	5,116	—	—	—	5,116	—	5,116
Corporate Restructuring (see Note 3.b) (2)	—	—	—	(939,307)	995,696	56,389	—	56,389

Balance in 2014	1,084,893	3,020,625	2,013,962	—	980,044	7,099,524	24,076	7,123,600
Share of profit of subsidiaries and joint venture	4,498	423,062	1,015,100	—	6,842	1,449,502	8,248	1,457,750
Dividends	—	(531,860)	(431,607)	—	—	(963,467)	(2,345)	(965,812)
Tax liabilities on equity- method revaluation reserve	—	—	(120)	—	—	(120)	—	(120)
Valuation adjustment of subsidiaries	(299)	(245)	10,813	—	—	10,269	1,535	11,804
Translation adjustments of foreign-based subsidiaries	—	23,733	—	—	—	23,733	—	23,733
Corporate Restructuring (see Note 3.b)	—	—	986,886	—	(986,886)	—	—	—

Balance in 2015	1,089,092	2,935,315	3,595,034	—	—	7,619,441	31,514	7,650,955

(1)	transferred to the non-current liabilities due to corporate restructuring (see Note 3.b)
(2)	the gain of R$ 56,389 obtained in the corporate reorganization (see Note 3.b) was offset in the share of profit of subsidiaries and joint venture.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b. Joint Ventures (Consolidated)

The Company holds an interest in Refinaria de Petróleo Riograndense (“RPR”), which is primarily engaged in oil refining.

The subsidiary Ultracargo—Operações Logísticas e Participações Ltda. (“Ultracargo Participações”) holds an interest in União Vopak—Armazéns Gerais Ltda. (“União Vopak”), which is primarily engaged in liquid bulk storage in the port of Paranaguá.

The subsidiary IPP holds an interest in ConectCar, which is primarily engaged in electronic payment of tolls, parking and fuel. ConectCar, formed in November 2012 currently operates in the States of Alagoas, Bahia, Ceará, Espírito Santo, Goiás, Mato Grosso, Mato Grosso do Sul, Minas Gerais, Paraná, Pernambuco, Rio de Janeiro, Rio Grande do Sul, Santa Catarina and São Paulo, and the Distrito Federal.

These investments are accounted for under the equity method of accounting based on their financial statements as of December 31, 2015.

Balances and changes in joint ventures are as follows:

	Movements in investments
	Uniăo Vopak	RPR	ConectCar	Total
Balance in 2013	5,916	22,751	15,719	44,386
Capital increase	—	—	28,500	28,500
Valuation adjustments	—	1,375	—	1,375
Share of profit (loss) of joint ventures	181	(50)	(18,747)	(18,616)
Dividends received	(1,137)	—	—	(1,137)

Balance in 2014	4,960	24,076	25,472	54,508
Capital increase	—	—	37,080	37,080
Advance for Future Capital Increase	—	—	4,000	4,000
Valuation adjustments	—	1,535	—	1,535
Share of profit (loss) of joint ventures	699	8,248	(23,234)	(14,287)
Dividends received	(1,114)	(2,345)	—	(3,459)

Balance in 2015	4,545	31,514	43,318	79,377

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below presents the full amounts of balance sheets and income statements of joint ventures:

	2015
	Uniăo Vopak	RPR	ConectCar
Current assets	3,360	234,094	59,599
Non-current assets	7,300	114,123	85,195
Current liabilities	1,570	176,134	62,158
Non-current liabilities	—	77,172	—
Shareholders’ equity	9,090	94,911	82,636
Net revenue from sales and services	12,026	974,807	18,410
Costs and operating expenses	(10,198)	(926,392)	(89,431)
Net financial income and income and social contribution taxes	(430)	(20,768)	24,553
Net income (loss)	1,398	27,647	(46,468)
Number of shares or units held	29,995	5,078,888	94,579,500
% of capital held	50	33	50

The percentages in the table above are rounded.

	2014
	Uniăo Vopak	RPR	ConectCar
Current assets	2,762	160,789	38,852
Non-current assets	8,066	102,738	53,236
Current liabilities	908	101,083	41,143
Non-current liabilities	—	89,935	—
Shareholders’ equity	9,920	72,509	50,945
Net revenue from sales and services	10,490	233,308	9,981
Costs and operating expenses	(10,114)	(232,634)	(66,797)
Net financial income and income and social contribution taxes	(14)	(825)	19,323
Net income (loss)	362	(151)	(37,493)
Number of shares or units held	29,995	5,078,888	57,500,000
% of capital held	50	33	50

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c. Associates (Consolidated)

Subsidiary IPP holds an interest in Transportadora Sulbrasileira de Gás S.A., which is primarily engaged in natural gas transportation services.

Subsidiary Oxiteno S.A. holds an interest in Oxicap Indústria de Gases Ltda. (“Oxicap”), which is primarily engaged in the supply of nitrogen and oxygen for its shareholders in the Mauá petrochemical complex.

Subsidiary Oxiteno Nordeste S.A. Indústria e Comércio (“Oxiteno Nordeste”) holds an interest in Química da Bahia Indústria e Comércio S.A., which is primarily engaged in manufacturing, marketing, and processing of chemicals. The operations of this associate are currently suspended.

Subsidiary Companhia Ultragaz S.A. (“Cia. Ultragaz”) holds an interest in Metalúrgica Plus S.A., which is primarily engaged in the manufacture and trading of LPG containers. The operations of this associate are currently suspended.

Subsidiary IPP holds an interest in Plenogás Distribuidora de Gás S.A., which is primarily engaged in the marketing of LPG. The operations of this associate are currently suspended.

The investment of subsidiary Oxiteno S.A. in the associate Oxicap is accounted for under the equity method of accounting based on its financial information as of November 30, 2015, while the other associates are valued based on the financial statements in 2015.

Balances and changes in associates are as follows:

	Movements in investments
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.		Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Total
Balance in 2013	5,962	2,144		3,635	—	11,741
Dividends received	(725)	—		—	—	(725)
Share of profit of associates	975	946		41	165	2,127

Balance in 2014	6,212	3,090		3,676	165	13,143
Capital increase	—	10,368	(1)	—	—	10,368
Dividends received	(1,924)	(3,453)		—	—	(5,377)
Share of profit (loss) of associates	1,455	1,995		8	(55)	3,403

Balance in 2015	5,743	12,000		3,684	110	21,537

(1)	As mentioned in Note 8.a)—Consolidated, in the 1st quarter 2015, Oxiteno realized a capital increase in Oxicap. Thus the interest in the associate has been changed from 25% to 15% approximately.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below presents the full amounts of balance sheets and income statements of associates:

	2015
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	5,175	13,390	73	759	691
Non-current assets	18,773	79,203	10,403	1,681	2,830
Current liabilities	644	8,682	—	403	101
Non-current liabilities	332	4,371	3,109	1,708	1,777
Shareholders’ equity	22,972	79,540	7,367	329	1,643
Net revenue from sales and services	10,628	42,799	—	—	—
Costs, operating expenses, and income	(4,703)	(14,050)	(34)	(172)	1,792
Net financial income and income and social contribution taxes	(7)	(9,973)	49	8	14
Net income (loss) for the period	5,918	18,776	15	(164)	1,806
Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
% of capital held	25	15	50	33	33

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	2014
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	5,832	12,434	103	923	231
Non-current assets	19,978	77,199	10,358	1,682	2,830
Current liabilities	632	2,771	—	403	80
Non-current liabilities	332	74,502	3,109	1,708	3,144
Shareholders’ equity	24,846	12,360	7,352	494	(163)
Net revenue from sales and services	8,525	32,972	—	—	—
Costs, operating expenses, and income	(4,543)	(27,174)	(45)	344	442
Net financial income and income and social contribution taxes	(84)	(2,013)	127	990	(13)
Net income for the period	3,898	3,785	82	1,334	429
Number of shares or units held	20,124,996	156	1,493,120	3,000	1,384,308
% of capital held	25	25	50	33	33

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

12. Property, Plant, and Equipment (Consolidated)

Balances and changes in property, plant, and equipment are as follows:

	Weighted average useful life (years)	Balance in 2014	Additions	Depreciation	Transfer	Write-offs and disposals	Effect of foreign currency exchange rate variation	Balance in 2015
Cost:
Land	—	476,107	45,843	—	3,077	(4,947)	4,079	524,159
Buildings	31	1,275,728	14,521	—	86,725	(4,060)	9,689	1,382,603
Leasehold improvements	11	631,342	17,825	—	55,615	(3,599)	—	701,183
Machinery and equipment	13	3,909,475	99,038	—	108,286	(12,300)	(112,660)	3,991,839
Automotive fuel/lubricant distribution equipment and facilities	14	2,096,563	121,746	—	81,386	(17,233)	—	2,282,462
LPG tanks and bottles	12	494,691	83,608	—	2,777	(39,725)	—	541,351
Vehicles	7	244,467	21,883	—	11,358	(18,341)	(591)	258,776
Furniture and utensils	9	156,115	14,198	—	4,888	(440)	(4,066)	170,695
Construction in progress	—	372,974	373,774	—	(337,967)	(2,550)	31,302	437,533
Advances to suppliers	—	19,527	10,685	—	(18,095)	—	8	12,125
Imports in progress	—	59	1,959	—	(817)	—	—	1,201
IT equipment	5	239,930	24,255	—	1,124	(4,810)	186	260,685

		9,916,978	829,335	—	(1,643)	(108,005)	(72,053)	10,564,612

Accumulated depreciation:
Buildings		(565,308)	—	(40,766)	15	1,919	12,309	(591,831)
Leasehold improvements		(313,647)	—	(48,132)	1	2,661	—	(359,117)
Machinery and equipment		(2,158,390)	—	(234,792)	(240)	9,005	143,173	(2,241,244)
Automotive fuel/lubricant distribution equipment and facilities		(1,164,074)	—	(116,010)	—	9,287	—	(1,270,797)
LPG tanks and bottles		(231,001)	—	(34,392)	(136)	16,295	—	(249,234)
Vehicles		(90,004)	—	(15,769)	369	12,126	821	(92,457)
Furniture and utensils		(105,483)	—	(10,050)	—	323	4,951	(110,259)
IT equipment		(189,859)	—	(16,872)	(7)	3,667	(722)	(203,793)

		(4,817,766)	—	(516,783)	2	55,283	160,532	(5,118,732)

Provision for losses:
Advances to suppliers		—	(83)	—	—	—	—	(83)
Land		(197)	—	—	—	—	—	(197)
Leasehold improvements		(462)	—	—	—	2	(199)	(659)
Machinery and equipment		(5,895)	(1,137)	—	—	2,964	(671)	(4,739)
Automotive fuel/lubricant distribution equipment and facilities		—	(1,342)	—	—	36	—	(1,306)
IT equipment		(683)	—	—	—	683	—	—
Furniture and utensils		(4)	(1)	—	—	4	—	(1)

		(7,241)	(2,563)	—	—	3,689	(870)	(6,985)

Net amount		5,091,971	826,772	(516,783)	(1,641)	(49,033)	87,609	5,438,895

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Weighted average useful life (years)	Balance in 2013	Additions	Depreciation	Transfer	Write- offs and disposals	Opening balance of Extrafarma (1)	Effect of foreign currency exchange rate variation	Balance in 2014
Cost:
Land	—	458,619	6,586	—	16,126	(6,668)	—	1,444	476,107
Buildings	30	1,219,746	8,781	—	53,395	(11,189)	—	4,995	1,275,728
Leasehold improvements	11	549,841	9,104	—	51,047	(1,634)	23,023	(39)	631,342
Machinery and equipment	13	3,745,901	81,454	—	77,810	(6,957)	6,365	4,902	3,909,475
Automotive fuel/lubricant distribution equipment and facilities	14	1,939,720	103,387	—	76,431	(22,975)	—	—	2,096,563
LPG tanks and bottles	12	460,596	85,958	—	—	(51,863)	—	—	494,691
Vehicles	8	213,635	25,207	—	18,642	(18,668)	5,554	97	244,467
Furniture and utensils	9	126,758	13,094	—	2,116	(1,030)	14,923	254	156,115
Construction in progress	—	302,076	328,034	—	(266,699)	(1,150)	6,752	3,961	372,974
Advances to suppliers	—	27,558	26,320	—	(32,100)	(2,251)	—	—	19,527
Imports in progress	—	130	1,723	—	(1,690)	—	—	(104)	59
IT equipment	5	206,286	25,830	—	714	(1,556)	8,683	(27)	239,930

		9,250,866	715,478	—	(4,208)	(125,941)	65,300	15,483	9,916,978

Accumulated depreciation:
Buildings		(533,776)	—	(37,671)	(26)	6,171	—	(6)	(565,308)
Leasehold improvements		(269,598)	—	(40,367)	(280)	1,146	(4,585)	37	(313,647)
Machinery and equipment		(1,939,238)	—	(226,811)	312	5,875	(1,756)	3,228	(2,158,390)
Automotive fuel/lubricant distribution equipment and facilities		(1,066,425)	—	(115,095)	2	17,444	—	—	(1,164,074)
LPG tanks and bottles		(221,321)	—	(29,653)	—	19,973	—	—	(231,001)
Vehicles		(87,860)	—	(12,509)	—	12,922	(2,503)	(54)	(90,004)
Furniture and utensils		(93,246)	—	(9,449)	(3)	902	(3,624)	(63)	(105,483)
IT equipment		(173,942)	—	(13,206)	(37)	1,417	(3,994)	(97)	(189,859)

		(4,385,406)	—	(484,761)	(32)	65,850	(16,462)	3,045	(4,817,766)

Provision for losses:
Land		(197)	—	—	—	—	—	—	(197)
Leasehold improvements		—	(459)	—	—	—	—	(3)	(462)
Machinery and equipment		(5,027)	(1,451)	—	—	592	—	(9)	(5,895)
IT equipment		(6)	(677)	—	—	—	—	—	(683)
Furniture and utensils		(5)	—	—	—	1	—	—	(4)

		(5,235)	(2,587)	—	—	593	—	(12)	(7,241)

Net amount		4,860,225	712,891	(484,761)	(4,240)	(59,498)	48,838	18,516	5,091,971

(1)	For further information about the Extrafarma acquisition, see Note 3.a).

Construction in progress relates substantially to expansions and renovations of industrial facilities and terminals and construction and upgrade of service stations and fuel distribution bases.

Advances to suppliers of property, plant, and equipment relate basically to manufacturing of equipment for expansion of plants, terminals and bases, modernization of service stations, and acquisition of real estate.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

13. Intangible Assets (Consolidated)

Balances and changes in intangible assets are as follows:

	Weighted average useful life (years)	Balance in 2014	Additions	Amortization	Transfer	Write- offs and disposals	Effect of foreign currency exchange rate variation	Balance in 2015
Cost:
Goodwill (i)	—	1,456,179	—	—	—	—	—	1,456,198
Software (ii)	5	451,936	82,612	—	453	(59)	4,580	539,522
Technology (iii)	5	32,617	—	—	—	—	—	32,617
Commercial property rights (iv)	10	31,881	4,994	—	—	(287)	—	36,588
Distribution rights (v)	5	2,762,985	515,502	—	—	—	—	3,278,487
Brands (vi)	—	105,458	—	—	2	—	15,484	120,944
Others (vii)	4	38,606	6,492	—	(79)	—	1,932	46,951

		4,879,662	609,600	—	376	(346)	21,996	5,511,288

Accumulated amortization:
Software		(303,780)	—	(44,346)	—	59	(2,693)	(350,760)
Technology		(29,471)	—	(1,785)	—	—	—	(31,256)
Commercial property rights		(14,545)	—	(2,643)	—	209	—	(16,979)
Distribution rights		(1,366,128)	—	(433,869)	(2,992)	—	—	(1,802,989)
Others		(7,625)	—	(7,821)	96	—	(19)	(15,369)

		(1,721,549)	—	(490,464)	(2,896)	268	(2,712)	(2,217,353)

Net amount		3,158,113	609,600	(490,464)	(2,520)	(78)	19,284	3,293,935

	Weighted average useful life (years)	Balance in 2013	Additions	Amortization	Transfer	Write- offs and disposals	Opening balance of Extrafarma (1)	Effect of foreign currency exchange rate variation	Balance in 2014
Cost:
Goodwill (i)	—	794,626	—	—	—	—	661,553	—	1,456,179
Software (ii)	5	353,637	73,994	—	16,379	(456)	7,817	565	451,936
Technology (iii)	5	32,436	181	—	—	—	—	—	32,617
Commercial property rights (iv)	11	16,334	1,838	—	—	—	13,709	—	31,881
Distribution rights (v)	4	2,213,573	532,461	—	(190)	(205)	17,346	—	2,762,985
Brands (vi)	—	29,048	—	—	—	—	72,523	3,887	105,458
Others (vii)	9	16,475	407	—	(10,294)	—	31,953	65	38,606

		3,456,129	608,881	—	5,895	(661)	804,901	4,517	4,879,662

Accumulated amortization:
Software		(261,693)	—	(36,780)	(3,922)	455	(1,416)	(424)	(303,780)
Technology		(27,690)	—	(1,782)	—	—	—	1	(29,471)
Commercial property rights		(5,515)	—	(2,742)	8	—	(6,296)	—	(14,545)
Distribution rights		(992,022)	—	(367,681)	(6,536)	111	—	—	(1,366,128)
Others		(454)	—	(7,164)	—	—	—	(7)	(7,625)

		(1,287,374)	—	(416,149)	(10,450)	566	(7,712)	(430)	(1,721,549)

Net amount		2,168,755	608,881	(416,149)	(4,555)	(95)	797,189	4,087	3,158,113

(1)	For further information about the Extrafarma acquisition, see Note 3.a).

i) Goodwill from acquisition of companies was amortized until December 31, 2008, when its amortization ceased. The net remaining balance is tested annually for impairment.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The Company has the following balances of goodwill:

	Segment	2015	2014
Goodwill on the acquisition of:
Extrafarma	Extrafarma	661,553	661,553
Ipiranga	Ipiranga	276,724	276,724
Uniăo Terminais	Ultracargo	211,089	211,089
Texaco	Ipiranga	177,759	177,759
Oxiteno Uruguay	Oxiteno	44,856	44,856
Temmar	Ultracargo	43,781	43,781
DNP	Ipiranga	24,736	24,736
Repsol	Ultragaz	13,403	13,403
Others		2,278	2,278

		1,456,179	1,456,179

On December 31, 2015, the Company tested the balances of goodwill shown in the table above for impairment. The determination of value in use involves assumptions, judgments, and estimates of cash flows, such as growth rates of revenues, costs and expenses, estimates of investments and working capital, and discount rates. The assumptions about growth projections and future cash flows are based on the Company’s business plan of its operating segments, as well as comparable market data, and represent management’s best estimate of the economic conditions that will exist over the economic life of the various CGUs, to which goodwill is related.

The evaluation of the value in use is calculated for a period of five years (except the Extrafarma segment), after which we calculate the perpetuity, considering the possibility of carrying the business on indefinitely. For the Extrafarma segment, a period of 10 years was used due to its expansion plan and considering a three-years period to maturity of new stores.

On December 31, 2015, the discount and real growth rates used to extrapolate the projections ranged from 10.3% to 17.1% (except discount rate of Oxiteno Andina of 43.5%) and 0% to 1% p.a., respectively, depending on the CGU analyzed.

The goodwill impairment tests and net assets of the Company and its subsidiaries did not result in the recognition of losses for the year ended December 31, 2015. The Company assessed a sensitivity analysis of discount and growth rate of perpetuity, due to their significant impact on cash flows and value in use. An increase of 0.5 percentage points in the discount rate or a decrease of 0.5 percentage points in the growth rate of the perpetuity of the cash flow of each business segment would not result in the recognition of impairment.

ii) Software includes user licenses and costs for the implementation of the various systems used by the Company and its subsidiaries, such as: integrated management and control, financial management, foreign trade, industrial automation, operational and storage management, accounting information, and other systems.

iii) The subsidiaries Oxiteno S.A., Oxiteno Nordeste and Oleoquímica Indústria e Comércio de Produtos Químicos Ltda. (“Oleoquímica”) recognize as technology certain rights of use held by them. Such licenses include the production of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers, ethoxylates, solvents, fatty acids from vegetable oils, fatty alcohols, and specialty chemicals, which are products that are supplied to various industries.

iv) Commercial property rights include those described below:

•	Subsidiary Tequimar has an agreement with CODEBA – Companhia das Docas do Estado da Bahia, which allows it to explore the area in which the Aratu Terminal is located for 20 years, renewable for a similar period. The price paid by Tequimar was R$ 12,000, which is being amortized from August 2002 to July 2042.

•	Subsidiary Tequimar has a lease contract for an area adjacent to the Port of Santos for 20 years from December 2002, renewable for a similar period, which allows the construction, operation, and use of a terminal for liquid bulk unloading, tank storage, handling, and distribution. The price paid by Tequimar was R$ 4,334, which is being amortized from August 2005 to December 2022.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

•	Subsidiary Extrafarma pays key money to obtain certain commercial establishments to open drugstores which is stated at the cost of acquisition, amortized using the straight line method, considering the lease contract terms. In the case of the closedown of stores, the residual amount is written off.

v) Distribution rights refer mainly to bonus disbursements as provided in Ipiranga’s agreements with resellers and large customers. Bonus disbursements are recognized when paid and recognized as an expense in the income statement over the term of the agreement (typically 5 years), which is reviewed as per the changes occurred in the agreements.

vi) Brands are represented by the acquisition cost of the ‘am/pm’ brand in Brazil and of the Extrafarma brand.

vii) Other intangibles refer mainly to the loyalty program “Clube Extrafarma”.

The amortization expenses were recognized in the financial statements as shown below:

	2015	2014
Inventories and cost of products and services sold	11,522	8,916
Selling and marketing	436,253	370,828
General and administrative	42,689	36,405

	490,464	416,149

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

14 Loans, Debentures, and Finance Leases (Consolidated)

a. Composition

Description	2015	2014	Index/Currency	Weighted average financial charges 2015 – % p.a.	Maturity
Foreign currency – denominated loans:
Foreign loan (c.1) (*)	1,111,721	603,002	US$+ LIBOR (i)	+0.7	2017 to 2018
Foreign loan (c.1) (*)	576,645	—	US$	+2.1	2017 to 2018
Foreign loan (c.2) (c.3) (c.4)	397,586	158,039	US$+ LIBOR (i)	+1.4	2017 to 2018
Advances on foreign exchange contracts	222,478	184,057	US$	+1.5	< 351 days
Financial institutions (e)	142,779	113,873	US$	+2.8	2016 to 2017
Financial institutions (e)	77,800	53,254	US$+ LIBOR (i)	+2.0	2016 to 2017
Foreign currency advances delivered	50,132	25,409	US$	+1.3	< 60 days
Financial institutions (e)	27,110	32,343	MX$+ TIIE (ii)	+1.0	2016
BNDES (d)	24,057	33,160	US$	+6.0	2016 to 2020
Notes in the foreign market (b)	—	664,078	US$

Subtotal	2,630,308	1,867,215

Brazilian Reais – denominated loans:
Banco do Brasil – floating rate (f)	3,115,752	2,873,622	CDI	105.0	2016 to 2019
Debentures—IPP (g.2 and g.3)	1,413,101	1,409,540	CDI	107.9	2017 to 2018
Debentures—5th issuance (g.4)	833,114	—	CDI	108.3	2018
BNDES (d)	409,339	530,983	TJLP (iii)	+2.7	2016 to 2021
Export Credit Note – floating rate (h)	158,648	—	CDI	101.5	2018
Banco do Nordeste do Brasil	66,096	85,068	R$	+8.5	2016 to 2021
FINEP	61,724	74,774	R$	+4.0	2016 to 2021
BNDES (d)	49,681	62,581	R$	+4.6	2016 to 2022
Finance leases (i)	45,480	45,883	IGP-M (iv)	+5.6	2016 to 2031
BNDES (d)	30,878	—	SELIC (vi)	+2.2	2016 to 2021
Export Credit Note (h) (*)	27,039	25,744	R$	+8.0	2016
FINEP	11,174	9,078	TJLP (iii)	-1.4	2016 to 2023
Working capital loans Extrafarma – fixed rate (i)	1,160	3,445	R$	+10.3	2016
Floating finance leases (i)	319	475	CDI	+2.8	2016 to 2017
FINAME	255	484	TJLP (iii)	+5.6	2016 to 2022
Fixed finance leases (i)	95	686	R$	+15.4	2016 to 2017
Banco do Brasil – fixed rate (f) (*)	—	503,898
Debentures—4th issuance (g.1)	—	874,312

Subtotal	6,223,855	6,500,573

Currency and interest rate hedging instruments	47,445	7,424

Total	8,901,608	8,375,212

Current	1,097,855	3,442,364

Non-current	7,803,753	4,932,848

(*)	These transactions were designated for hedge accounting (see Note 30 – Hedge Accounting).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

(i)	LIBOR = London Interbank Offered Rate.

(ii)	MX$ = Mexican Peso; TIIE = the Mexican interbank balance interest rate.

(iii)	TJLP (Long-term Interest Rate) = set by the National Monetary Council, TJLP is the basic financing cost of Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), the Brazilian Development Bank. On December 31, 2015, TJLP was fixed at 7% p.a.

(iv)	IGP-M = General Market Price Index is a measure of Brazilian inflation, calculated by the Getúlio Vargas Foundation.

(v)	SELIC = basic interest rate set by the Brazilian Central Bank.

The long-term consolidated debt had the following principal maturity schedule:

	2015	2014
From 1 to 2 years	3,393,586	571,991
From 2 to 3 years	3,165,603	2,390,747
From 3 to 4 years	1,155,809	894,301
From 4 to 5 years	38,585	1,006,869
More than 5 years	50,170	68,940

	7,803,753	4,932,848

As provided in IAS 39 (CPC 8 (R1)), the transaction costs and issuance premiums associated with debt issuance by the Company and its subsidiaries were added to their financial liabilities, as shown in Note 14.j).

The Company’s management entered into hedging instruments against foreign exchange and interest rate variations for a portion of its debt obligations (see Note 30).

b. Notes in the Foreign Market

In December 2005, the subsidiary LPG International Inc. (“LPG Inc.”) issued US$ 250 million in notes in the foreign market, maturing in December 2015, with interest rate of 7.3% p.a., paid semiannually. The notes were guaranteed by the Company and its subsidiary Oxiteno S.A.

The notes were settled by LPG Inc. on the maturity date.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c. Foreign Loans

1) The subsidiary IPP has foreign loans in the amount of US$ 440 million. IPP also contracted hedging instruments with floating interest rate in U.S. dollar and exchange rate variation, changing the foreign loans charges, on average, to 102.1% of CDI (see Note 30). IPP designated these hedging instruments as a fair value hedge; therefore, loans and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss. The foreign loans are secured by the Company.

The foreign loans have the maturity distributed as follows:

Maturity	US$ (million)	Cost in % of CDI
Mar/17	70.0	99.5
Sep/17	150.0	103.7
Jul/18	60.0	103.0
Sep/18	80.0	101.5
Nov/18 (*)	80.0	101.4

Total / average cost	440.0	102.1

(*)	The subsidiary IPP renegotiated foreign loans which would mature in November 2015, in the notional amount of US$ 80 million changing its maturity to November 2018.

2) The subsidiary Oxiteno Overseas Corp. (“Oxiteno Overseas”) has a foreign loan in the amount of US$ 60 million with maturity in January 2017 and interest of LIBOR + 1.0% p.a., paid semiannually. The Company, through its subsidiary Cia. Ultragaz, contracted hedging instruments with floating interest rates in dollar and exchange rate variation, changing the foreign loan charge to 94.0% of CDI (see Note 30). The foreign loan is guaranteed by the Company and its subsidiary Oxiteno S.A.

3) The subsidiary LPG Inc. has a foreign loans in the amount of US$ 30 million with maturity in December 2018 and interest rate of LIBOR + 1.85% p.a, paid quarterly. The foreign loan is guaranteed by the Company and its subsidiary IPP.

4) The subsidiary Global Petroleum Products Trading Corporation has a foreign loan in the amount of US$ 12 million with maturity in December 2018 and interest rate of LIBOR + 1.85% p.a, paid quarterly. The foreign loans is guaranteed by the Company and its subsidiary IPP.

During these contracts, the Company shall maintain the following financial ratios, calculated based on its audited consolidated financial statements:

•	Maintenance of a financial ratio, determined by the ratio between consolidated net debt and consolidated Earnings before Interest, Taxes, Depreciation, and Amortization (EBITDA), at less than or equal to 3.5.

•	Maintenance of a financial ratio, determined by the ratio between consolidated EBITDA and consolidated net financial expenses, higher than or equal to 1.5.

The Company is in compliance with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual for this type of transaction and have not limited their ability to conduct their business to date.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

d. BNDES

The Company and its subsidiaries have financing from BNDES for some of their investments and for working capital.

During the term of these agreements, the Company must maintain the following capitalization and current liquidity levels, as determined in the annual consolidated audited balance sheet:

•	Capitalization level: shareholders’ equity / total assets equal to or above 0.3; and

•	Current liquidity level: current assets / current liabilities equal to or above 1.3.

The Company is in compliance with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual for this type of transaction and have not limited their ability to conduct their business to date.

e. Financial Institutions

The subsidiaries Oxiteno Mexico S.A. de C.V., Oxiteno USA LLC and Oxiteno Uruguay have loans to finance investments and working capital.

f. Banco do Brasil

The subsidiary IPP has floating interest rate loans with Banco do Brasil to finance the marketing, processing, or manufacturing of agricultural goods (ethanol).

The subsidiary IPP renegotiated loans with Banco do Brasil, which would mature in February 2015, in the notional amount of R$ 333 million, changing the maturities to July 2017 and January 2018, with floating interest rate of 106% of CDI.

The subsidiary IPP renegotiated loans with Banco do Brasil, which would mature in May 2015, in the notional amount of R$ 200 million, changing the maturities to November 2017 and April 2018, with floating interest rate of 107% of CDI.

These loans mature, as follows (including interest until December 31, 2015):

Maturity
Feb/16	226,016
May/16	133,428
Jan/17	1,146,711
Jul/17	177,453
Nov/17	101,565
Jan/18	177,453
Apr/18	101,566
May/19	1,051,560

Total	3,115,752

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

g. Debentures

1)	In March 2012, the Company made its fourth issuance of debentures, in a single series of 800 simple, nonconvertible into shares, unsecured debentures, and its main characteristics are as follows:

Face value unit:	R$ 1,000,000.00
Final maturity:	March 16, 2015
Payment of the face value:	Lump sum at final maturity
Interest:	108.3% of CDI
Payment of interest:	Annually
Reprice:	Not applicable

The debentures were settled by the Company on the maturity date.

2)	In December 2012, the subsidiary IPP made its first issuance of public debentures in single series of 60,000 simple, nonconvertible into shares, unsecured, nominative and registered debentures, and its main characteristics are as follows:

Face value unit:	R$ 10,000.00
Final maturity:	November 16, 2017
Payment of the face value:	Lump sum at final maturity
Interest:	107.9% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

3)	In January 2014, the subsidiary IPP made its second issuance of public debentures in single series of 80,000 simple nonconvertible into shares, unsecured, nominative and registered debentures, which main characteristics are as follows:

Face value unit:	R$ 10,000.00
Final maturity:	December 20, 2018
Payment of the face value:	Lump sum at final maturity
Interest:	107.9% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

4)	In March 2015, the Company made its fifth issuance of debentures, in a single series of 80,000 simple, nonconvertible into shares, unsecured debentures, and its main characteristics are as follows:

Face value unit:	R$ 10,000.00
Final maturity:	March 16, 2018
Payment of the face value:	Lump sum at final maturity
Interest:	108.25% of CDI
Payment of interest:	Annually
Reprice:	Not applicable

The resources of the issuance were used to manage liquidity of the issuer, in order to strengthen its cash and lengthen its debt profile, providing greater financial flexibility.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

h. Export Credit Note

The subsidiary Oxiteno Nordeste has export credit note contracts in the amounts of R$ 17.5 million and R$ 10.0 million, with maturities in March and August 2016, respectively, and fixed interest rate of 8% p.a., paid quarterly. In May 2015, the subsidiary Oxiteno Nordeste contracted an export credit note in the amount of R$ 156.8 million, with maturity in May 2018 and floating interest rate of 101.5% of CDI, paid quarterly.

For the fixed interest rate contracts, the subsidiary Oxiteno Nordeste contracted interest hedging instruments, thus converting the fixed rates for these loans into 88.8% of CDI (see Note 30). Oxiteno Nordeste designated these hedging instruments as a fair value hedge; therefore, loans and hedging instruments are both measured at fair value from inception. Changes in fair value are recognized in profit or loss.

i. Finance Leases

The subsidiary Cia. Ultragaz has a finance lease contract related to LPG bottling facilities, maturing in April 2031.

Subsidiary Extrafarma has finance lease contracts related to IT equipment, software and vehicles, with terms between 24 to 60 months.

The amounts of equipment and intangible assets, net of depreciation and amortization, and the amounts of the corresponding liabilities are shown below:

	2015
	LPG bottling facilities	IT equipment and software	Vehicles	Furniture, machinery and equipment	Total
Equipment and intangible assets, net of depreciation and amortization	19,890	438	95	—	20,423
Financing (present value)	45,480	396	18	—	45,894

Current	2,107	260	18	—	2,385
Non-current	43,373	136	—	—	43,509

	2014
	LPG bottling facilities	IT equipment and software	Vehicles	Furniture, machinery and equipment	Total
Equipment and intangible assets, net of depreciation and amortization	24,720	883	1,483	1,283	28,369
Financing (present value)	45,883	874	163	124	47,044

Current	1,950	515	145	124	2,734
Non-current	43,933	359	18	—	44,310

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The future disbursements (installments) assumed under these contracts are presented below:

	2015
	LPG bottling facilities	IT equipment and software	Vehicles	Total
Up to 1 year	4,371	287	18	4,676
From 1 to 2 years	4,371	155	—	4,526
From 2 to 3 years	4,371	—	—	4,371
From 3 to 4 years	4,371	—	—	4,371
From 4 to 5 years	4,371	—	—	4,371
More than 5 years	45,165	—	—	45,165

Total	67,020	442	18	67,480

	2014
	LPG bottling facilities	IT equipment and software	Vehicles	Furniture and utensils	Total
Up to 1 year	4,238	566	155	123	5,082
From 1 to 2 years	4,238	288	18	—	4,544
From 2 to 3 years	4,238	155	—	—	4,393
From 3 to 4 years	4,238	—	—	—	4,238
From 4 to 5 years	4,238	—	—	—	4,238
More than 5 years	48,024	—	—	—	48,024

Total	69,214	1,009	173	123	70,519

The above amounts include Services Tax (“ISS”) payable on the monthly installments, except for disbursements for the LPG bottling facilities.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

j. Transaction Costs

Transaction costs incurred in issuing debt were deducted from the value of the related financial instruments and are recognized as an expense according to the effective interest rate method, as follows:

	Effective rate of transaction costs (% p.a.)	Balance in 2014	Incurred cost	Amortization	Balance in 2015
Banco do Brasil (f)	0.3	14,474	600	(3,191)	11,883
Foreign Loans (c)	0.3	3,016	3,151	(1,518)	4,649
Debentures (g)	0.0	2,157	958	(1,314)	1,801
Notes in the foreign market (b)	0.2	1,309	—	(1,309)	—
Other	0.5	318	367	(140)	545

Total		21,274	5,076	(7,472)	18,878

	Effective rate of transaction costs (% p.a.)	Balance in 2013	Incurred cost	Amortization	Balance in 2014
Banco do Brasil (f)	0.4	19,797	—	(5,323)	14,474
Foreign Loans (c)	0.3	504	3,140	(628)	3,016
Debentures (g)	0.2	4,730	1,422	(3,995)	2,157
Notes in the foreign market (b)	0.2	2,309	—	(1,000)	1,309
Other	0.1	412	30	(124)	318

Total		27,752	4,592	(11,070)	21,274

The amount to be appropriated to profit or loss in the future is as follows:

	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total
Banco do Brasil (f)	2,894	3,473	3,881	1,635	—	—	11,883
Foreign Loans (c)	2,425	1,459	765	—	—	—	4,649
Debentures (g)	644	716	441	—	—	—	1,801
Other	190	222	71	45	16	1	545

Total	6,153	5,870	5,158	1,680	16	1	18,878

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

k. Guarantees

The financings are guaranteed by collateral in the amount of R$ 52,312 in 2015 (R$ 50,570 in 2014) and by guarantees and promissory notes in the amount of R$ 4,369,977 in 2015 (R$ 3,779,450 in 2014).

In addition, the Company and its subsidiaries offer collateral in the form of letters of credit for commercial and legal proceedings in the amount of R$ 187,551 in 2015 (R$ 173,644 in 2014) and guarantees related to raw materials imported by the subsidiary Ipiranga in the amount of R$ 133,154 in 2015.

Some subsidiaries of Oxiteno issue collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing). If a subsidiary is required to make any payment under these collaterals, this subsidiary may recover the amount paid directly from its customers through commercial collection. The maximum amount of future payments related to these collaterals is R$ 27,106 in 2015 (R$ 26,684 in 2014), with maturities of up to 213 days. As of December 31, 2015, the subsidiaries did not have losses in connection with these collaterals. The fair value of collaterals recognized in current liabilities as other payables is R$ 656 in 2015 (R$ 646 in 2014), which is recognized as profit or loss as customers settle their obligations with the financial institutions.

Some financing agreements of the Company and its subsidiaries have cross default clauses that require them to pay the debt assumed in case of default of other debts equal to or greater than US$ 15 million. As of December 31, 2015, there was no event of default of the debts of the Company and its subsidiaries.

15 Trade Payables (Consolidated)

	2015	2014
Domestic suppliers	1,390,204	1,196,876
Foreign suppliers	70,328	82,626

	1,460,532	1,279,502

The Company’s subsidiaries acquire oil based fuels and LPG from Petróleo Brasileiro S.A.—Petrobras and its subsidiaries and ethylene from Braskem S.A. These suppliers control almost all of the markets for these products in Brazil. The Company’s subsidiaries depend on the ability of those suppliers to deliver products in a timely manner and at acceptable prices and terms. The loss of any major supplier or a significant reduction in product availability from these suppliers could have a significant adverse effect on the Company and its subsidiaries. The Company and its subsidiaries believe that their relationship with suppliers is satisfactory.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

16 Salaries and Related Charges (Consolidated)

	2015	2014
Provisions on payroll	149,818	128,181
Profit sharing, bonus and premium	201,579	108,632
Social charges	43,782	44,747
Salaries and related payments	6,993	10,904
Benefits	1,558	1,617
Others	583	498

	404,313	294,579

17 Taxes Payable (Consolidated)

	2015	2014
ICMS	111,107	93,761
Value-Added Tax (IVA) of subsidiaries Oxiteno Mexico, Oxiteno USA, Oxiteno Andina and Oxiteno Uruguay	26,342	14,822
PIS and COFINS	11,165	11,922
ISS	6,976	6,304
IPI	4,949	3,858
National Institute of Social Security (INSS)	3,309	2,991
Income Tax Withholding (IRRF)	2,418	2,267
Others	2,538	2,910

	168,804	138,835

18 Employee Benefits and Private Pension Plan (Consolidated)

a. ULTRAPREV—Associaçăo de Previdência Complementar

In February 2001, the Company’s Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by the Company and each of its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev—Associaçăo de Previdência Complementar (“Ultraprev”), since August 2001. Under the terms of the plan, every year each participating employee chooses his or her basic contribution to the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution, up to a limit of 11% of the employee’s reference salary, according to the rules of the plan. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.5% and 1.0% of their respective accumulated fund in Ultraprev or (ii) a fixed monthly amount which will exhaust their respective accumulated fund over a period of 5 to 25 years. The sponsoring company does not guarantee the amounts or the duration of the benefits received by each employee that retires. In 2015, the Company and its subsidiaries contributed R$ 22,216 (R$ 19,784 in 2014) to Ultraprev, which is recognized as expense in the income statement. The total number of participating employees as of December 31, 2015 was 8,903 active participants and 169 retired participants. In addition, Ultraprev had 28 former employees receiving benefits under the rules of a previous plan whose reserves are fully constituted.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b. Post-employment Benefits

The Company and its subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Government Severance Indemnity Fund (“FGTS”), and health, dental care, and life insurance plan for eligible retirees.

The amounts related to such benefits were determined based on a valuation conducted by an independent actuary as of December 31, 2015 and are recognized in the financial statements in accordance with IAS 19 R2011 (CPC 33 R2).

	2015	2014
Health and dental care plan	24,869	28,521
FGTS Penalty	59,517	50,881
Bonus	28,835	25,288
Life insurance	13,374	15,101

Total	126,595	119,791

Current	13,747	11,419
Non-current	112,848	108,372

Changes in the present value of the provision for post-employment benefits are as follows:

	2015	2014
Opening balance	119,791	111,296
Current service cost	6,090	2,594
Interest cost	13,681	12,718
Actuarial (gains) losses from changes in actuarial assumptions	(5,983)	(455)
Benefits paid directly by Company and its subsidiaries	(6,984)	(6,362)

Ending balance	126,595	119,791

The expense of the year is presented below:

	2015	2014
Health and dental care plan	3,291	3,699
FGTS Penalty	10,445	6,740
Bonus	4,352	3,159
Life insurance	1,683	1,714

Total	19,771	15,312

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Significant actuarial assumptions adopted include:

Economic factors

	2015	2014
	% p.a.	% p.a.
Discount rate for the actuarial obligation at present value	12.71	11.82
Average projected salary growth rate	8.98	8.38
Inflation rate (long term)	5.0	5.2
Growth rate of medical services	9.20	9.41

Demographic factors

• Mortality Table for the life insurance benefit—CSO-80

• Mortality Table for other benefits—AT 2000 Basic decreased by 10%

• Disabled Mortality Table—RRB 1983

• Disability Table—RRB 1944 modified

Sensitivity analysis

The significant actuarial assumptions to determine the provision for post-employment benefits are: discount rate, wage and medical costs increases. The following sensitivity analyses on December 31, 2015 were determined based on reasonably possible changes of assumptions occurring at the reporting date of the financial statements, keeping all other assumptions constant.

Assumption	Change in assumptions	Increase in liability	Change in assumptions	Decrease in liability
Discount rate	increase by 1.0 p.p	6,794	decrease by 1.0 p.p	7,742
Wage growth rate	increase by 1.0 p.p	578	decrease by 1.0 p.p	534
Medical services growth rate	increase by 1.0 p.p	2,759	decrease by 1.0 p.p	2,342

The sensitivity analysis presented may not represent the real change in the post-employment benefits obligation, since it is unlikely that changes occur in just one assumption alone, considering that some of these assumptions may be correlated.

Inherent risks related to post-employment benefits

Interest rate risk: a long-term interest rate is used to calculate the present value of post-employment liabilities. A reduction in this interest rate will increase the corresponding liability.

Growth wage risk: the present value of the liability is calculated using as reference the wages of the plan participants, projected with the average nominal wage growth rate. An increase in the real wages of plan participants will increase the corresponding liability.

Medical costs growth risk: the present value of the liability is calculated using as reference the medical cost by age based on actual healthcare costs, projected based on the growth rate of medical services costs. An increase in the real medical costs will increase the corresponding liability.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

19 Provision for Asset Retirement Obligation – Fuel Tanks (Consolidated)

The provision corresponds to the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded service stations after a certain use period (see Note 2.m).

Changes in the provision for asset retirement obligation are as follows:

	2015	2014
Initial balance	70,802	69,661
Additions (new tanks)	625	709
Expense with tanks removed	(3,949)	(4,026)
Accretion expense	7,238	4,458

Final balance	74,716	70,802

Current	5,232	4,598
Non-current	69,484	66,204

20 Provisions, Contingencies and Commitments (Consolidated)

a. Provisions for tax, civil, and labor risks

The Company and its subsidiaries are parties in tax, civil, environmental, regulatory, and labor disputes at the administrative and judiciary levels, which, when applicable, are backed by escrow deposits. Provisions for losses are estimated and updated by Management based on the opinion of the Company’s legal department and its external legal advisors.

The table below demonstrates the breakdown of provisions by nature and its movement:

Provisions	Balance in 2014	Additions	Write-offs	Monetary restatement	Balance in 2015
IRPJ and CSLL (a.1.1)	406,478	-	-	33,445	439,923
PIS and COFINS (a.1.2)	119,237	-	-	16,581	135,818
ICMS	20,829	-	(3,503)	(726)	16,600
Social security	10,483	317	(212)	867	11,455
Civil, environmental and regulatory claims (a.2.1)	58,336	6,689	(4,860)	128	60,293
Labor litigation (a.3.1)	71,516	6,335	(13,653)	1,190	65,388
Other	562	7	(88)	24	505

Total	687,441	13,348	(22,316)	51,509	729,982

Current	64,169				45,322
Non-current	623,272				684,660

Some of the tax provisions above involve, in whole or in part, escrow deposits in the amount of R$ 548,150 in 2015 (R$ 505,650 in 2014).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

a.1 Provisions for Tax Matters and Social Security

a.1.1) On October 7, 2005, the subsidiaries Cia. Ultragaz and Bahiana Distribuidora de Gás Ltda. (“Bahiana”) filed for and obtained a preliminary injunction to recognize and offset PIS and COFINS credits on LPG purchases, against other taxes levied by the Brazilian Federal Revenue Service, notably IRPJ and CSLL. The decision was confirmed by a trial court on May 16, 2008. Under the preliminary injunction, the subsidiaries made escrow deposits for these debits which amounted to R$ 422,678 in 2015 (R$ 388,675 in 2014). On July 18, 2014, a second instance unfavorable decision was published and the subsidiaries suspended the escrow deposits, and started to pay income taxes from that date. To revert the court decision, the subsidiaries presented a writ of prevention which was dismissed on December 30, 2014, and the Company appealed this decision on February 3, 2015. Appeals were also presented to the respective higher courts (STJ and STF) whose trials are pending.

a.1.2) The subsidiaries Oxiteno S.A., Oxiteno Nordeste, Cia. Ultragaz, Tequimar, Tropical Transportes Ipiranga Ltda., Empresa Carioca de Produtos Químicos S.A. (“EMCA”), IPP and Extrafarma filed for a preliminary injunction seeking the deduction of ICMS from their PIS and COFINS tax bases. Oxiteno Nordeste and IPP paid the amounts into escrow deposits, and recognized a corresponding provision in the amount of R$ 99,874 in 2015 (R$ 92,457 in 2014).

a.2) Provisions for Civil, Environmental and Regulatory Claims

a.2.1) The Company and its subsidiaries maintained provisions for lawsuits and administrative proceedings, mainly derived from contracts entered into with customers and former services providers, as well as proceedings related to environmental and regulatory issues in the amount of R$ 60,293 in 2015 (R$ 58,336 in 2014).

a.3) Provisions for Labor Matters

a.3.1) The Company and its subsidiaries maintained provisions of R$ 65,388 in 2015 (R$ 71,516 in 2014) for labor litigation filed by former employees and by employees of our service providers mainly contesting the non-payment of labor rights.

b. Contingent Liabilities (Possible)

The Company and its subsidiaries have other pending administrative and legal proceedings of tax, civil, environmental, regulatory, and labor nature, which are individually less relevant, and were estimated by their legal counsel as having possible and/or remote risks (proceedings whose chance of loss is 50% or less). A such, the related potential losses were not provided for by the Company and its subsidiaries based on these opinions. The Company and its subsidiaries are also litigating for recovery of taxes and contributions, which were not recognized in the financial statements due to their contingent nature. The estimated amount of this contingency is R$ 2,069,516 in 2015.

b.1) Contingent Liabilities for Tax Matters and Social Security

The Company and its subsidiaries have contingent liabilities for tax matters and social security in the amount of R$ 1,261,396 in 2015, mainly represented by:

b.1.1) The subsidiary IPP and its subsidiaries have assessments invalidating the offset of excise tax (“IPI”) credits in connection with the purchase of raw materials used in the manufacturing of products which sales are not subject to IPI under the protection of tax immunity. The amount of this contingency is R$ 154,821 in 2015.

b.1.2) The subsidiary IPP and its subsidiaries have legal proceedings related to ICMS. The total amount involved in 2015 in these proceedings, was R$ 509,604. Such proceedings arise mostly of the disregard of ICMS credits amounting to R$ 294,454, of which R$ 119,663 refers to proportional reversal requirement of ICMS credits related to the acquisition of hydrated alcohol; of alleged non-payment in the amount of R$ 105,070; inventory differences in the amount of R$ 103,428 related to the leftovers or faults due to temperature changes or product handling, and noncompliance of ancillary obligations in the amount of R$ 6,652.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.1.3) The Company and its subsidiaries are parties into administrative and judicial suits involving Income Tax, Social Security Contribution, PIS and COFINS, substantially about denials of offset claims and credits disallowance which total amount is R$ 308,377 in 2015.

b.2) Contingent Liabilities for Civil, Environmental and Regulatory Claims

The Company and its subsidiaries have contingent liabilities for civil, environmental and regulatory claims in the amount of R$ 582,960 in 2015, mainly represented by:

b.2.1) The subsidiary Cia. Ultragaz is party to an administrative proceeding before CADE (Brazilian antitrust authority) based on alleged anti-competitive practices in the State of Minas Gerais in 2001. The CADE entered a decision against Cia. Ultragaz and imposed a penalty of R$ 23,104. The imposition of such administrative decision was suspended by a court order and its merit is being judicially reviewed.

b.2.2) As a result of the fire on April 2nd, 2015 at the Santos Terminal of the subsidiary Tequimar, CETESB—Environmental Company of the State of São Paulo charged a fine of R$ 22,500, due to the environmental and urban impacts allegedly caused by the incident. Tequimar filed before such Environmental Agency its refutation under the first administrative jurisdiction, in which, among other things, it claimed the inapplicability of federal legislation due to the existence of state legislation that not only regulate the issue but also may cause the fine reduction. It also denied the unlawful conduct by Tequimar. For more information see Note 32.

b.3) Contingent Liabilities for Labor Matters

The Company and its subsidiaries have contingent liabilities for labor matters in the amount of R$ 225,160 in 2015, mainly represented by:

b.3.1) In 1990, the Petrochemical Industry Labor Union (Sindiquímica), of which the employees of Oxiteno Nordeste and EMCA, companies located in the Camaçari Petrochemical Complex, are members, filed separate lawsuits against the subsidiaries demanding the compliance with the fourth section of the collective labor agreement, which provided for a salary adjustment in lieu of the salary policies practiced. In the same year, a collective labor dispute was also filed by the Union of Employers (SINPEQ) against Sindiquímica, requiring the recognition of the loss of effectiveness of such fourth section. The decisions rendered on the individual claims which were favorable to the subsidiaries Oxiteno Nordeste and EMCA are final and unappealable. The collective labor dispute remains pending trial by STF. In 2010, some companies in the Camaçari Petrochemical Complex signed an agreement with Sindiquímica and reported the fact in the collective labor dispute. In October 2015, Sindiquímica filed enforcement lawsuits against all Camaçari Petrochemical Complex companies that have not yet made settlements, including Oxiteno Nordeste and EMCA.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

21 Deferred Revenue (Consolidated)

The Company’s subsidiaries have recognized the following deferred revenue:

	2015	2014
‘am/pm’ and Jet Oil franchising upfront fee	16,988	14,785
Loyalty program “Km de Vantagens”	10,569	10,025
Loyalty program “Clube Extrafarma”	7,899	6,349

	35,456	31,159

Current	24,420	23,450
Non-current	11,036	7,709

Loyalty Programs

Subsidiary Ipiranga has a loyalty program called Km de Vantagens (www.kmdevantagens.com.br) under which registered customers are rewarded with points when they buy products at Ipiranga service stations or at its partners. The customers may exchange these points, during the period of one year, for discounts on products and services offered by Ipiranga and its partners. Points received by Ipiranga’s customers that may be used with the partner Multiplus Fidelidade and for discounts of fuel in Ipiranga’s website (www.postoipiranganaweb.com.br) and are considered part of sales revenue.

Subsidiary Extrafarma has a loyalty program called Clube Extrafarma (www.clubeextrafarma.com.br) under which registered customers are rewarded with points when they buy products at its drugstore chain. The customers may exchange these points, during the period of one year, for prizes offered by its partners. Points received by Extrafarma’s customers may be used with the partner Multiplus Fidelidade and as recharge credit on a mobile phone are considered part of sales revenue.

Deferred revenue is estimated based on the fair value of the points granted, considering the value of the prizes and the expected redemption of points. Deferred revenue is recognized in profit or loss when the points are redeemed, on which occasion the costs incurred are also recognized. Deferred revenue of unredeemed points is also recognized in profit or loss when the points expire.

Franchising Upfront Fee

am/pm is the convenience stores chain of the Ipiranga service stations. Ipiranga ended in 2015 with 1,909 stores (1,708 stores in 2014). Jet Oil is Ipiranga’s lubricant-changing and automotive service specialized network. Ipiranga ended in 2015 with 1,466 stores (1,337 stores in 2014). The franchising upfront fee received by Ipiranga is deferred and recognized in profit or loss on the straight-line accrual basis throughout the terms of the agreements with the franchisees.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

22 Shareholders’ Equity

a. Share Capital

The Company is a publicly traded company listed on BM&FBOVESPA in the Novo Mercado listing segment under the ticker “UGPA3” and on the New York Stock Exchange (NYSE) in the form of level III American Depositary Receipts (“ADRs”) under the ticker “UGP”. As of December 31, 2015, the subscribed and paid-in capital stock consists of 556,405,096 common shares with no par value and the issuance of preferred shares and participation certificates is prohibited. Each common share entitles its holder to one vote at Shareholders’ Meetings.

The price of the shares issued by the Company as of December 31, 2015, on BM&FBOVESPA was R$ 60.45.

On January 31, 2014, the Extraordinary Shareholders’ Meetings of Ultrapar and Extrafarma approved the issuance of 12,021,100 new ordinary, nominative, book-entry shares with no par value of the Company, increasing its capital stock by R$ 141,913, resulting in a total capital stock of R$ 3,838,686 represented by 556,405,096 shares. For further information, see Note 3.a).

As of December 31, 2015, the Company is authorized to increase capital up to the limit of 800,000,000 common shares, without amendment to the Bylaws, by resolution of the Board of Directors.

As of December 31, 2015, there were 29,385,497 common shares outstanding abroad in the form of ADRs (31,714,297 shares as of December 31, 2014).

b. Treasury Shares

The Company acquired its own shares at market prices, without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled, in accordance with CVM Instructions 10, of February 14, 1980 and 268, of November 13, 1997.

On December 10, 2014, the Board of Directors approved Ultrapar’s Shares Repurchase Program (“Share Repurchase Program 2014/15”), with maximum period for the acquisition of 365 days, from December 12, 2014 and maximum acquisition number of 6,500,000 common shares. The Company acquired in the Share Repurchase Program 2014/15, 6,143,200 common shares at an average cost of R$ 63.07 per share.

As of December 31, 2015, 13,321,356 common shares (7,148,156 in 2014) were held in the Company’s treasury, acquired at an average cost of R$ 36.85 per share (R$ 14.42 in 2014).

c. Capital Reserve

The capital reserve reflects the gain on the transfer of shares at market price to be held in treasury by the Company’s subsidiaries, at an average price of R$ 26.09 per share. Such shares were used in the Deferred Stock Plan granted to executives of these subsidiaries, as mentioned in Note 8.c).

As a result of the issuance of 12,021,100 new shares occurred on January 31, 2014, the Company recognized an increase in the capital reserves in the amount of R$ 498,812, due to the difference between the value attributable to share capital and the market value of the Ultrapar shares on the date of issue. For further information, see Note 3.a). In addition, the Company incurred costs directly attributable to issuing new shares in the amount of R$ 2,260, reducing the capital reserve amount.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

d. Revaluation Reserve

The revaluation reserve reflects the revaluation of assets of subsidiaries and is based on depreciation, write-off, or disposal of the revalued assets of the subsidiaries, as well as the tax effects recognized by these subsidiaries.

e. Profit Reserves

Legal Reserve

Under Brazilian Corporate Law, the Company is required to appropriate 5% of net annual earnings to a legal reserve, until the balance reaches 20% of capital stock. This reserve may be used to increase capital or absorb losses, but may not be distributed as dividends.

Retention of Profits

Reserve recognized in previous fiscal years and used for investments contemplated in a capital budget, mainly for expansion, productivity, and quality, acquisitions and new investments, in accordance with Article 196 of Brazilian Corporate Law.

Investments Reserve

In compliance with Article 194 of the Brazilian Corporate Law and Article 55.c) of the Bylaws this reserve is aimed to protect the integrity of the Company’s assets and to supplement its capital stock, in order to allow new investments to be made. As provided in its Bylaws, the Company may allocate up to 45% of net income to the investments reserve, up to the limit of 100% of the share capital.

The amounts of retention of profits and investments reserve are free of distribution restrictions and totaled R$ 3,329,649 in 2015 (R$ 2,772,527 in 2014).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

f. Other Comprehensive Income

Valuation Adjustments

The differences between the fair value and amortized cost of financial investments classified as available for sale are recognized directly in equity as valuation adjustments. The gains and losses recognized in the shareholders’ equity are reclassified to profit or loss in case the financial instruments are prepaid.

Actuarial gains and losses relating to post-employment benefits, calculated based on a valuation conducted by an independent actuary, are recognized in shareholders’ equity under the title “valuation adjustments”. Actuarial gains and losses recorded in equity are not reclassified to profit or loss in subsequent periods.

Gains and losses on the hedging instruments of firm commitment of exchange rate designated as cash flows hedges are recorded in shareholders’ equity as “valuation adjustments”. Gains and losses are reclassified to initial cost of non-financial assets.

Cumulative Translation Adjustments

The change in exchange rates on assets, liabilities, and income of foreign subsidiaries that have (i) functional currency other than the presentation currency of the Company and (ii) an independent administration, is directly recognized in the shareholders’ equity. This accumulated effect is reflected in profit or loss as a gain or loss only in case of disposal or write-off of the investment.

Balance and changes in other comprehensive income of the Company are as follows:

	Valuation adjustments
	Fair value of cash flow hedging instruments	Fair value of financial instruments classified as available for sale	Actuarial gains of post-employment benefits	Total	Cumulative translation adjustment
Balance in 2013	—	5	5,423	5,428	38,076
Translation of foreign subsidiaries, including the exchange rate effect of hedge of investments	—	—	—	—	5,116
Changes in fair value	—	46	—	46	—
Actuarial gain of post-employment benefits	—	—	2,538	2,538	—
Income and social contribution taxes on actuarial gains	—	—	(863)	(863)	—

Balance in 2014	—	51	7,098	7,149	43,192
Translation of foreign subsidiaries, including the exchange rate effect of hedge of investments	—	—	—	—	23,733
Changes in fair value	6,261	1,472	—	7,733	—
Actuarial gain of post-employment benefits	—	—	6,321	6,321	—
Income and social contribution taxes on actuarial gains	—	—	(2,250)	(2,250)	—

Balance in 2015	6,261	1,523	11,169	18,953	66,925

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

g. Dividends

The shareholders are entitled, under the Bylaws, to a minimum annual dividend of 50% of adjusted net income calculated in accordance with Brazilian Corporate Law. The dividends and interest on equity in excess of the obligation established in the Bylaws are recognized in shareholders’ equity until they are approved by the Shareholders. The proposed dividends payable as of December 31, 2014 in the amount of R$ 389,164 (R$ 0.71 – seventy one cents of Brazilian Real per share), were approved by the Board of Directors on February 25, 2015, and paid as of March 13, 2015, having been ratified in the Annual General Shareholders’ Meeting on April 15, 2015. On August 5, 2015, the Board of Directors approved the anticipation of 2015 dividends, in the amount of R$ 436,842 (R$ 0.80– eighty cents of Brazilian Real per share), paid as from August 21, 2015. The proposed dividends payable as of December 31, 2015 in the amount of R$ 434,467 (R$ 0.80 – eighty cents of Brazilian Real per share), were approved by the Board of Directors on February 17, 2016, and will be paid as from March 4, 2016.

The proposed dividends reflected in the financial statements of the Company, subject to approval of shareholders at a General Meeting, are as follows:

2015
Net income for the year attributable to shareholders of Ultrapar	1,503,466
Legal reserve	(75,173)

Net income for the year after legal reserve	1,428,293
Minimum mandatory dividends	714,147
Interim dividends paid (R$ 0.80 per share)	(436,842)

Mandatory dividends payable – Current liabilities	277,305
Additional dividends to the minimum mandatory dividends – shareholders’ equity	157,162

Dividends payable (R$ 0.80 per share)	434,467
Statutory investments reserve	556,984

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

23 Revenue from Sale and Services (Consolidated)

	2015	2014
Gross revenue from sale	77,463,652	69,088,648
Gross revenue from services	568,556	578,205
Sales taxes	(2,011,860)	(1,628,483)
Discounts and sales returns	(360,777)	(302,915)
Deferred revenue (see Note 21)	(4,297)	843

Net revenue from sales and services	75,655,274	67,736,298

24 Expenses by Nature (Consolidated)

The Company presents its expenses by function in the consolidated income statement and presents below its expenses by nature:

	2015	2014
Raw materials and materials for use and consumption	67,763,793	61,308,509
Personnel expenses	1,950,776	1,619,830
Freight and storage	1,134,388	1,003,462
Depreciation and amortization	1,002,647	887,827
Advertising and marketing	177,336	182,674
Services provided by third parties	255,750	223,632
Lease of real estate and equipment	143,677	122,130
Other expenses	343,237	245,529

Total	72,771,604	65,593,593

Classified as:
Cost of products and services sold	68,950,816	62,304,631
Selling and marketing	2,516,561	2,158,659
General and administrative	1,321,341	1,130,303

Total	72,771,604	65,593,593

Research and development expenses are recognized in the income statements and amounted to R$ 41,368 in 2015 (R$ 36,956 in 2014).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

25 Gain on Disposal of Property, Plant and Equipment and Intangibles (Consolidated)

The gain is determined as the difference between the selling price and residual book value of the investment, property, plant, and equipment, or intangible asset disposed of. In 2015, the gain was R$ 27,276 (gain of R$ 36,978 in 2014), represented primarily from disposal of property, plant, and equipment.

26 Other Operating Income, Net (Consolidated)

	2015	2014
Commercial partnerships (1)	21,646	46,140
Merchandising (2)	58,275	37,177
Loyalty program (3)	22,455	13,305
Adjustment of working capital and net debt – Extrafarma acquisition (see Note 3.a)	13,784	—
Ultracargo – fire accident in Santos (see Note 32)	(92,192)	—
Compensation of undue use of Ultratecno brand	16,000	—
Others	10,616	10,292

Other operating income, net	50,584	106,914

(1)	Refers to contracts with service providers and suppliers which establish trade agreements for convenience stores and gas stations.
(2)	Refers to contracts with suppliers of convenience stores, which establish, among other agreements, promotional campaigns.
(3)	Refers to sales of “Km de Vantagens” to partners of the loyalty program. Revenue is recognized at the time that the partners transfer the points to their customers.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

27 Financial Income (Expense)

	Parent		Consolidated
	2015	2014	2015	2014
Financial income:
Interest on financial investments	175,391	131,852	341,739	298,977
Interest from customers	—	—	81,374	63,090
Other financial income	7	37	3,316	3,942

	175,398	131,889	426,429	366,009

Financial expenses:
Interest on loans	—	—	(666,791)	(526,707)
Interest on debentures	(113,562)	(97,540)	(308,290)	(255,419)
Interest on finance leases	—	—	(4,023)	(5,883)
Bank charges, financial transactions tax, and other charges	(829)	3,411	(46,966)	(20,512)
Exchange variation, net of gains and losses with derivative instruments	—	—	(71,384)	(1,365)
Changes in subscription warranty —indemnification (see Note 3.a)	(21,154)	(649)	(21,154)	(649)
Monetary restatement of provisions, net, and other financial expenses	(24)	(17)	(11,159)	(881)

	(135,569)	(94,795)	(1,129,767)	(811,416)

Financial income (expense)	39,829	37,094	(703,338)	(445,407)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

28 Earnings per Share (Parent and Consolidated)

The table below presents a reconciliation of numerators and denominators used in computing earnings per share. The Company has subscription warrants—indemnification and a deferred stock plan, as mentioned in Notes 3.a) and 8.c), respectively.

Basic Earnings per Share	2015	2014
Net income for the period of the Company	1,503,466	1,241,563

Weighted average shares outstanding (in thousands)	543,775	545,679
Basic earnings per share –R$	2.7649	2.2753

Diluted Earnings per Share	2015	2014
Net income for the period of the Company	1,503,466	1,241,563

Weighted average shares outstanding (in thousands), including deferred stock plan and subscription warrants—indemnification	548,054	549,552
Diluted earnings per share –R$	2.7433	2.2592

Weighted Average Shares Outstanding (in thousands)	2015	2014
Weighted average shares outstanding for basic per share calculation:	543,775	545,679
Dilution effect
Subscription warrants—indemnification	2,161	1,832
Deferred Stock Plan	2,118	2,041

Weighted average shares outstanding for diluted per share calculation:	548,054	549,552

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

29 Segment Information

The Company operates five main business segments: gas distribution, fuel distribution, chemicals, storage and, as from January 31, 2014, drugstores. The gas distribution segment (Ultragaz) distributes LPG to residential, commercial, and industrial consumers, especially in the South, Southeast, and Northeast regions of Brazil. The fuel distribution segment (Ipiranga) operates the distribution and marketing of gasoline, ethanol, diesel, fuel oil, kerosene, natural gas for vehicles, and lubricants and related activities throughout all the Brazilian territory. The chemicals segment (Oxiteno) produces ethylene oxide and its main derivatives and fatty alcohols, which are raw materials used in the home and personal care, agrochemical, paints, varnishes, and other industries. The storage segment (Ultracargo) operates liquid bulk terminals, especially in the Southeast and Northeast regions of Brazil. The drugstores segment (Extrafarma) trades pharmaceutical, hygiene, and beauty products through its own drugstore chain in the states of Amapá, Ceará, Maranhão, Pará, Paraiba, Pernambuco, Piauí, Rio Grande do Norte, and São Paulo. The segments shown in the financial statements are strategic business units supplying different products and services. Intersegment sales are at prices similar to those that would be charged to third parties.

The main financial information of each of the Company’s segments are stated as follows:

	2015	2014
Net revenue from sales and services:
Ultragaz	4,621,242	4,091,273
Ipiranga	65,349,812	58,830,055
Oxiteno	4,082,479	3,413,620
Ultracargo	315,510	346,477
Extrafarma	1,336,255	1,101,310	(1)
Others (2)	45,244	40,005
Intersegment sales	(95,268)	(86,442)

Total	75,655,274	67,736,298

Intersegment sales:
Ultragaz	3,027	3,222
Ipiranga	—	—
Oxiteno	2,576	1,459
Ultracargo	44,395	41,998
Extrafarma	—	—
Others (2)	45,270	39,763

Total	95,268	86,442

Net revenue from sales and services, excluding intersegment sales:
Ultragaz	4,618,215	4,088,051
Ipiranga	65,349,786	58,830,055
Oxiteno	4,079,903	3,412,161
Ultracargo	271,115	304,479
Extrafarma	1,336,255	1,101,310	(1)
Others (2)	—	242

Total	75,655,274	67,736,298

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	2015	2014
Operating income:
Ultragaz	213,895	168,964
Ipiranga	2,154,606	1,700,879
Oxiteno	579,541	264,246
Ultracargo	(16,058)	117,339
Extrafarma	4,985	16,946 (1)
Others (2)	24,561	18,223

Total	2,961,530	2,286,597

Share of profit of joint-ventures and associates:
Ultragaz	(55)	165
Ipiranga	(21,779)	(17,772)
Oxiteno	2,003	987
Ultracargo	699	181
Others (2)	8,248	(50)

Total	(10,884)	(16,489)

Financial income	426,429	366,009
Financial expenses	(1,129,767)	(811,416)

Income before income and social contribution taxes	2,247,308	1,824,701

Additions to property, plant, and equipment and intangible assets:
Ultragaz	251,463	214,305
Ipiranga	921,634	880,502
Oxiteno	136,314	115,986
Ultracargo	24,463	28,565
Extrafarma	80,813	57,188 (1)
Others (2)	24,248	27,813

Total additions to property, plant, and equipment and intangible assets (see Notes 12 and 13)	1,438,935	1,324,359
Asset retirement obligation – fuel tanks (see Note 19)	(625)	(709)
Capitalized borrowing costs	(25,207)	(8,833)

Total investments in property, plant, and equipment and intangible assets (cash flow)	1,413,103	1,314,817

Depreciation and amortization charges:
Ultragaz	143,207	136,413
Ipiranga	612,727	528,987
Oxiteno	158,261	138,501
Ultracargo	41,668	49,372
Extrafarma	23,744	12,843	(1)
Others (2)	23,040	21,711

Total	1,002,647	887,827

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	2015	2014
Total assets (excluding intersegment account balances):
Ultragaz	2,195,314	2,701,673
Ipiranga	11,292,350	9,138,758
Oxiteno	4,148,716	4,229,501
Ultracargo	1,283,613	1,382,969
Extrafarma	1,570,024	602,409
Others (2)	476,032	1,425,072

Total	20,966,049	19,480,382

(1)	Information of the period from February 1st to December 31, 2014.
(2)	Composed of the parent company Ultrapar (including goodwill of certain acquisitions) and subsidiaries Serma—Associação dos Usuários de Equipamentos de Processamento de Dados e Serviços Correlatos (“Serma”) and Imaven Imóveis Ltda.

Geographic Area Information

The fixed and intangible assets of the Company and its subsidiaries are located in Brazil, except those related to Oxiteno’ plants abroad, as shown below:

	2015	2014
United States of America (1)	201,286	137,470
Mexico (1)	140,759	107,554
Uruguay (1)	79,408	55,855
Venezuela	4,364	18,763

(1)	The increase in fixed and intangible assets in 2015 is substantially due to the devaluation of the Real against the functional currencies of the foreign subsidiaries used in the translation of information.

The Company generates revenue from operations in Brazil, Mexico, United Stated of America, Uruguay and Venezuela, as well as from exports of products to foreign customers, as disclosed below:

	2015	2014
Net revenue:
Brazil	74,337,803	66,798,903
Mexico	215,141	138,651
Venezuela	158,020	73,390
Uruguay	37,938	32,293
Other Latin American countries	392,748	324,612
United States of America and Canada	166,277	152,384
Far East	190,160	58,684
Europe	101,931	89,370
Others	55,256	68,011

Total	75,655,274	67,736,298

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

30 Risks and Financial Instruments (Consolidated)

Risk Management and Financial Instruments—Governance

The main risks to which the Company and its subsidiaries are exposed reflect strategic/operational and economic/financial aspects. Operational/strategic risks (including, but not limited to, demand behavior, competition, technological innovation, and material changes in the industry structure) are addressed by the Company’s management model. Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company and its subsidiaries and their counterparties. These risks are managed through control policies, specific strategies, and the establishment of limits.

The Company has a conservative policy for the management of resources, financial instruments, and risks approved by its Board of Directors (“Policy”). In accordance with the Policy, the main objectives of financial management are to preserve the value and liquidity of financial assets and ensure financial resources for the development of the business, including expansions. The main financial risks considered in the Policy are risks associated with currencies, interest rates, credit, and selection of financial instruments. Governance of the management of financial risks and financial instruments follows the segregation of duties below:

•	Implementation of the management of financial assets, instruments, and risks is the responsibility of the financial area, through its treasury department, with the assistance of the tax and accounting departments.

•	Supervision and monitoring of compliance with the principles, guidelines, and standards of the Policy is the responsibility of the Risk and Investment Committee, which is composed of members of the Company’s Executive Board (“Committee”). The Committee holds regular meetings and is in charge, among other responsibilities, of discussing and monitoring the financial strategies, existing exposures, and significant transactions involving investment, fundraising, or risk mitigation. The Committee monitors the risk standards established by the Policy through a monitoring map on a monthly basis.

•	Changes in the Policy or revisions of its standards are subject to the approval of the Board of Directors of Ultrapar.

•	Continuous improvement of the Policy is the joint responsibility of the Board of Directors, the Committee, and the financial area.

•	The internal audit department audits the compliance with the requirements of the Policy.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Currency Risk

Most transactions of the Company and its subsidiaries are located in Brazil and, therefore, the reference currency for risk management is the Brazilian Real. Currency risk management is guided by neutrality of currency exposures and considers the transactional, accounting, and operational risks of the Company and its subsidiaries and their exposure to changes in exchange rates. The Company considers as its main currency exposures the assets and liabilities in foreign currency and the short-term flow of net sales in foreign currency of Oxiteno.

The Company and its subsidiaries use exchange rate hedging instruments (especially between the Brazilian Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts, and disbursements in foreign currency and net investments in foreign operations. Hedge is used in order to reduce the effects of changes in exchange rates on the Company´s income and cash flows in Brazilian Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts, and disbursements in foreign currencies to which they are related. Assets and liabilities in foreign currencies are stated below, translated into Brazilian Reais in 2015 and 2014:

Assets and Liabilities in Foreign Currencies

In millions of Brazilian Reais	2015	2014
Assets in foreign currency
Cash, cash equivalents and financial investments in foreign currency (except hedging instruments)	147.8	594.9
Foreign trade receivables, net of allowance for doubtful accounts	188.8	190.3
Net investments in foreign subsidiaries (except cash, cash equivalents, financial investments, trade receivables, financing, and payables)	611.4	507.3

	948.0	1,292.5

Liabilities in foreign currency
Financing in foreign currency	(2,630.3)	(1,867.2)
Payables arising from imports, net of advances to foreign suppliers	(64.4)	(70.6)

	(2,694.7)	(1,937.8)

Foreign currency hedging instruments	2,667.2	783.3

Net asset position – Total	920.5	138.0

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Sensitivity Analysis of Assets and Liabilities in Foreign Currency

The table below shows the effect of exchange rate changes in different scenarios, based on the net asset position of R$ 920.5 million in foreign currency:

In millions of Brazilian Reais	Risk	Scenario I	Scenario II	Scenario III
		10%	25%	50%
(1) Income statement effect	Real devaluation	(7.7)	(19.4)	(38.7)
(2) Shareholders’ equity effect		99.8	249.5	499.0

(1) + (2)	Net effect	92.1	230.1	460.3

(3) Income statement effect	Real appreciation	7.7	19.4	38.7
(4) Shareholders’ equity effect		(99.8)	(249.5)	(499.0)

(3) + (4)	Net effect	(92.1)	(230.1)	(460.3)

Gains (losses) directly recognized in equity in cumulative translation adjustments are due to changes in the exchange rate on equity of foreign subsidiaries (see Notes 2.r and 22.f—Cumulative Translation Adjustments).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Interest Rate Risk

The Company and its subsidiaries adopt conservative policies for borrowing and investing financial resources and for capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to the CDI, as set forth in Note 4. Borrowings primarily relate to financing from Banco do Brasil, BNDES, and other development agencies, as well as debentures and borrowings in foreign currency, as shown in Note 14.

The Company does not actively manage risks associated with changes in the level of interest rates and attempts to maintain its financial interest assets and liabilities at floating rates. As of December 31, 2015, the Company and its subsidiaries had interest rate derivative financial instruments linked to domestic loans, in which the Company swapped the fixed interest rate of certain debts to floating interest rates (CDI).

The table below shows the financial assets and liabilities exposed to floating interest rates in 2015 and 2014:

In millions of Brazilian Reais	Note	2015	2014
CDI
Cash equivalents	4	2,497.9	2,690.6
Financial investments	4	801.6	902.7
Asset position of foreign exchange hedging instruments—CDI	30	30.6	114.2
Loans and debentures	14	(5,520.9)	(5,157.9)
Liability position of foreign exchange hedging instruments—CDI	30	(2,225.1)	(749.6)
Liability position of hedging instruments from pre-fixed interest to CDI	30	(27.8)	(486.1)

Net liability position in CDI		(4,443.7)	(2,686.1)

TJLP
Loans –TJLP	14	(420.8)	(540.5)

Net liability position in TJLP		(420.8)	(540.5)

LIBOR
Asset position of foreign exchange hedging instruments—LIBOR	30	1,364.4	761.8
Loans—LIBOR	14	(1,587.1)	(814.3)

Net liability position in LIBOR		(222.7)	(52.5)

TIIE
Loans—TIIE	14	(27.1)	(32.3)

Net liability position in TIIE		(27.1)	(32.3)

SELIC
Loans – SELIC	14	(30.9)	—

Net liability position in SELIC		(30.9)	—

Total net liability position exposed to floating interest		(5,145.2)	(3,311.4)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Sensitivity Analysis of Floating Interest Rate Risk

The table below shows the incremental expenses and income that would be recognized in financial income in 2015, due to the effect of floating interest rate changes in different scenarios:

In millions of Brazilian Reais	Risk	Scenario I	Scenario II	Scenario III
		10%	25%	50%
Exposure of interest rate risk
Interest effect on cash equivalents and financial investments	Increase in CDI	33.6	84.0	168.1
Foreign exchange hedging instruments (assets in CDI) effect	Increase in CDI	2.1	5.2	10.4
Interest effect on debt in CDI	Increase in CDI	(71.1)	(177.7)	(355.4)
Interest rate hedging instruments (liabilities in CDI) effect	Increase in CDI	(20.1)	(50.1)	(100.1)

Incremental expenses		(55.5)	(138.6)	(277.0)

Interest effect on debt in TJLP	Increase in TJLP	(3.0)	(7.4)	(14.8)

Incremental expenses		(3.0)	(7.4)	(14.8)

Foreign exchange hedging instruments (assets in LIBOR) effect	Increase in LIBOR	0.3	0.7	1.5
Interest effect on debt in LIBOR	Increase in LIBOR	(0.4)	(0.9)	(1.9)

Incremental expenses		(0.1)	(0.2)	(0.4)

Interest effect on debt in TIIE	Increase in TIIE	(0.1)	(0.3)	(0.7)

Incremental expenses		(0.1)	(0.3)	(0.7)

Interest effect on debt in SELIC	Increase in SELIC	(0.2)	(0.4)	(0.8)

Incremental expenses		(0.2)	(0.4)	(0.8)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Credit Risks

The financial instruments that would expose the Company and its subsidiaries to credit risks of the counterparty are basically represented by cash and bank deposits, financial investments, hedging instruments, and trade receivables.

Credit risk of financial institutions - Such risk results from the inability of financial institutions to comply with their financial obligations to the Company and its subsidiaries due to insolvency. The Company and its subsidiaries regularly conduct a credit review of the institutions with which they hold cash and cash equivalents, financial investments, and hedging instruments through various methodologies that assess liquidity, solvency, leverage, portfolio quality, etc. Cash and cash equivalents, financial investments, and hedging instruments are held only with institutions with a solid credit history, chosen for safety and soundness. The volume of cash and cash equivalents, financial investments, and hedging instruments are subject to maximum limits by each institution and, therefore, require diversification of counterparties.

Government credit risk - The Company’s policy allows investments in government securities from countries classified as investment grade AAA or Aaa by specialized credit rating agencies and in Brazilian government bonds. The volume of such financial investments is subject to maximum limits by each country and, therefore, requires diversification of counterparties.

Customer credit risk - Such risks are managed by each business unit through specific criteria for acceptance of customers and their credit rating and are additionally mitigated by the diversification of sales. No single customer or group accounts for more than 10% of total revenue.

The Company maintained the following allowances for doubtful accounts on trade receivables:

	2015	2014
Ipiranga	151,921	136,104
Ultragaz	28,136	24,140
Oxiteno	12,412	4,522
Extrafarma	5,376	11,067
Ultracargo	2,971	2,611

Total	200,816	178,444

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Liquidity Risk

The Company and its subsidiaries’ main sources of liquidity derive from (i) cash, cash equivalents, and financial investments, (ii) cash generated from operations and (iii) financing. The Company and its subsidiaries believe that these sources are sufficient to satisfy their current funding requirements, which include, but are not limited to, working capital, capital expenditures, amortization of debt, and payment of dividends.

The Company and its subsidiaries periodically examine opportunities for acquisitions and investments. They consider different types of investments, either directly, through joint ventures, or through associated companies, and finance such investments using cash generated from operations, debt financing, through capital increases, or through a combination of these methods.

The Company and its subsidiaries believe to have enough working capital to satisfy their current needs. The gross indebtedness due over the next twelve months totals R$ 1,515.7 million, including estimated interests on loans. Furthermore, the investment plan for 2016 totals R$ 1,809 million. As of December 31, 2015, the Company and its subsidiaries had R$ 3,506.2 million in cash, cash equivalents, and short-term financial investments (for quantitative information, see Notes 4 and 14).

The table below presents a summary of financial liabilities as of December 31, 2015 to be settled by the Company and its subsidiaries, listed by maturity. The amounts disclosed in this table are the contractual undiscounted cash outflows, and, therefore, these amounts may be different from the amounts disclosed on the balance sheet as of December 31, 2015.

In millions of Brazilian Reais
Financial liabilities	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
Loans including future contractual interest (1) (2)	11,111.8	1,515.7	7,578.1	1,949.1	68.9
Currency and interest rate hedging instruments (3)	369.7	184.6	185.1	—	—
Trade payables	1,460.5	1,460.5	—	—	—

(1)	To calculate the estimated interest on loans some macroeconomic assumptions were used, including averaging for the period the following: (i) CDI of 16.4% p.a., (ii) exchange rate of the Real against the U.S. dollar of R$ 4.18 in 2016, R$ 4.67 in 2017, R$ 5.25 in 2018, R$ 5.90 in 2019 and R$ 6.64 in 2020, (iii) TJLP of 7.0% p.a. and (iv) IGP-M of 7.3% in 2016, 6.5% in 2017, 6.3% in 2018, 6.3% in 2019 and 6.3% in 2020 (source: BM&FBOVESPA, Bulletin Focus and financial institutions).

(2)	Includes estimated interest payments on short-term and long-term loans until the payment date.

(3)	The currency and interest rate hedging instruments were estimated based on projected U.S dollar futures contracts and the futures curve of DI x Pre contract quoted on BM&FBOVESPA on December 30, 2015 and on the futures curve of LIBOR (ICE—IntercontinentalExchange) on December 31, 2015. In the table above, only the hedging instruments with negative results at the time of settlement were considered.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Capital Management

The Company manages its capital structure based on indicators and benchmarks. The key performance indicators related to the capital structure management are the weighted average cost of capital, net debt / EBITDA, interest coverage, and indebtedness / equity ratios. Net debt is composed of cash, cash equivalents, and financial investments (see Note 4) and loans, including debentures (see Note 14). The Company can change its capital structure depending on the economic and financial conditions, in order to optimize its financial leverage and capital management. The Company seeks to improve its return on invested capital by implementing efficient working capital management and a selective investment program.

Selection and Use of Financial Instruments

In selecting financial investments and hedging instruments, an analysis is conducted to estimate rates of return, risks involved, liquidity, calculation methodology for the carrying value and fair value, and a review is conducted of any documentation applicable to the financial instruments. The financial instruments used to manage the financial resources of the Company and its subsidiaries are intended to preserve value and liquidity.

The Policy contemplates the use of derivative financial instruments only to cover identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). The risks identified in the Policy are described in the above sections, and are subject to risk management. In accordance with the Policy, the Company and its subsidiaries can use forward contracts, swaps, options, and futures contracts to manage identified risks. Leveraged derivative instruments are not permitted. Because the use of derivative financial instruments is limited to the coverage of identified risks, the Company and its subsidiaries use the term “hedging instruments” to refer to derivative financial instruments.

As mentioned in the section “Risk Management and Financial Instruments – Governance”, the Committee monitors compliance with the risk standards established by the Policy through a risk map, including the use of hedging instruments, on a monthly basis. In addition, the internal audit department verifies the compliance with the requirements of the Policy.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the position of hedging instruments entered into by the Company and its subsidiaries:

Hedging instruments	Counterparty	Maturity	Notional amount[1]		Fair value		Amounts receivable	Amounts payable
			2015	2014	2015	2014	2015
					R$ million	R$ million	R$ million	R$ million
a—Exchange rate swaps receivable in U.S. dollars	Bradesco, BTMU, Itaú, JP Morgan, Santander, Scotiabank	Jan 2016 to Nov 2018
Receivables in U.S. dollars (LIBOR)			US$ 350.0	US$ 290.0	1,364.4	761.8	1,364.4	—
Receivables in U.S. dollars (Fixed)			US$ 334.5	US$ 50.6	1,335.1	136.6	1,335.1	—
Payables in CDI interest rate			US$ (684.5)	US$ (340.6)	(2,225.1)	(749.1)	—	2,225.1

Total result			—	—	474.4	149.3	2,699.5	2,225.1

b.1 and b.2—Exchange rate swaps payable in U.S. dollars + COUPON	Bradesco, Citibank, Itaú, Santander	Jan 2016 to Mar 2016
Receivables in CDI interest rates			US$ 7.9	US$ 42.9	30.6	114.2	30.6	—
Payables in U.S. dollars (Fixed)			US$ (7.9)	US$ (42.9)	(32.3)	(115.6)	—	32.3

Total result			—	—	(1.7)	(1.4)	30.6	32.3

c—Interest rate swaps in R$	Itaú	Mar 2016 to Aug 2016
Receivables in fixed interest rate			R$27.5	R$327.5	27.4	532.0	27.4	—
Payables in CDI interest rate			R$(27.5)	R$(327.5)	(27.8)	(486.1)	—	27.8

Total result			—	—	(0.4)	45.9	27.4	27.8

d—Exchange rate swaps receivable in Euros
Receivables in Euros (Fixed)	—	—	—	€ 0.2	—	0.5	—	—
Payables in CDI interest rate			—	€ (0.2)	—	(0.5)	—	—

Total result			—	—	—	—	—	—

Total gross result					472.3	193.8	2,757.5	2,285.2
Income tax					(86.0)	(36.7)	(86.0)	—

Total net result					386.3	157.1	2,671.5	2,285.2

Positive result (see Note 4)					433.7	164.5
Negative result (see Note 14)					(47.4)	(7.4)

(1)	In million. Currency as indicated.

All transactions mentioned above were properly registered with CETIP S.A.

Hedging instruments existing as of December 31, 2015 are described below, according to their category, risk, and hedging strategy:

a—Hedging against foreign exchange exposure of liabilities in foreign currency—The purpose of these contracts is (i) to offset the effect of the change in exchange rates of debts or firm commitments in U.S. dollars by converting them into debts or firm commitments in Brazilian Reais linked to CDI, (ii) firm commitments in U.S. dollars, changing them into debts or firm commitments in Reais indexed to the CDI and (iii) change a financial investment linked to the CDI and given as a guarantee to a loan in the U.S. dollar into a financial investment linked to the U.S. dollar. As of December 31, 2015, the Company and its subsidiaries had outstanding swap contracts totaling US$ 684.5 million in notional amount with a liability position, on average of 95.7% of CDI, of which US$ 334.5 million, on average, had an asset position at US$ + 1.31% p.a. and US$ 350.0 million had an asset position at US$ + LIBOR + 0.85% p.a. This amount includes US$ 440.0 million related to the fair value of hedging instruments of Ipiranga’s debt (see Notes 14.c and “hedge accounting” below) and US$ 151.4 million related to hedging instruments of cash flow of firm commitment (see “hedge accounting” below).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.1 - Hedging against foreign exchange exposure of operations—The purpose of these contracts is to make the exchange rate of the revenues of subsidiaries Oleoquímica, Oxiteno S.A. and Oxiteno Nordeste equal to the exchange rate of the cost of their main raw materials during their operating cycles. As of December 31, 2015, these swap contracts totaled US$ 7.9 million and, on average, had an asset position at 75.7% of CDI and a liability position at US$ + 0.0% p.a.

b.2 - Hedging against foreign exchange exposure of net investments in foreign operations—The purpose of these contracts is to minimize the effect of exchange variation of investments in foreign subsidiaries with functional currencies different from the functional currency of the Company, turning them into investments in Brazilian Reais. As of December 31, 2015, the Company and its subsidiaries had no swap contracts.

c - Hedging against the interest rate fixed in local financing—The purpose of these contracts is to convert the interest rate on financing contracted in Brazilian Reais from fixed into floating. As of December 31, 2015 these swap contracts totaled R$ 27.5 million of notional amount corresponding to principal amount of related debt, and on average had an asset position at 8.0% p.a. and a liability position at 88.8% of CDI.

d - Hedging against the foreign currency exchange exposure of liabilities—The purpose of these contracts is offset the effect of exchange variation of debts or firm commitments in euro, turning them into debts or firm commitments in Reais indexed to the CDI. As of December 31, 2015, the Company and its subsidiaries had no swap contracts.

Hedge Accounting

The Company and its subsidiaries test, throughout the duration of the hedge, the effectiveness of their derivatives, as well as the changes in their fair value. The Company and its subsidiaries designate as fair value hedges certain derivative financial instruments used to offset the variations in interest and exchange rates, which are based on the market value of financing contracted in Brazilian Reais and U.S. dollars.

On December 31, 2015, the notional amount of foreign exchange hedging instruments designated as fair value hedge totaled US$ 440.0 million. In 2015, a gain of R$ 285.3 million related to the result of hedging instruments, a loss of R$ 4.6 million related to the fair value adjustment of debt, and a loss of R$ 403.2 million related to the financial expense of the debt were recognized in the income statements, transforming the average effective cost of the operation into 102.5% of CDI (see Note 14.c.1).

On December 31, 2015, the notional amount of exchange rate hedging instruments of firm commitments designated as cash flow hedges totaled US$ 151.4 million and a gain of R$ 120.2 million was recognized through the income statement. On December 31, 2015, the balance of “Other comprehensive income” is R$ 6.3 million.

On December 31, 2015, the notional amount of exchange rate hedging instruments designated as hedges of net investment in a foreign operation relating to the portion of investments in entities which have functional currency different from the Real was zero. In 2015, a loss of R$ 31.3 million was recorded. The exchange rate on investment and the hedging instrument effects were offset in equity.

On December 31, 2015, the notional amount of interest rate hedging instruments totaled R$ 27.5 million, referring to the principal of the pre-fixed loans in Brazilian Reais. In 2015, a gain of R$ 2.0 million related to the result of hedging instruments, a loss of R$ 0.9 million related to the fair value adjustment of debt, and a loss of R$ 25.0 million related to the accrued interest rate of the debt were recognized in the income statement, transforming the average effective cost of the operations into 88.8% of CDI.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Gains (losses) on Hedging Instruments

The following tables summarize the value of gains (losses) recognized, which affected the shareholders’ equity in 2015 and 2014 of the Company and its subsidiaries:

	R$ million
	2015
	Profit or loss	Equity
a – Exchange rate swaps receivable in U.S. dollars (i) (ii)	(143.1)	6.3
b – Exchange rate swaps payable in U.S. dollars (ii)	(2.2)	(31.3)
c – Interest rate swaps in R$ (iii)	1.1	—

Total	(144.2)	(25.0)

	R$ million
	2014
	Profit or loss	Equity
a – Exchange rate swaps receivable in U.S. dollars (i) (ii)	(51.2)	—
b – Exchange rate swaps payable in U.S. dollars (ii)	6.6	(7.3)
c – Interest rate swaps in R$ (iii)	13.3	—

Total	(31.3)	(7.3)

The table above: (i) does not consider the effect of exchange rate variation of exchange swaps receivable in U.S. dollars when this effect is offset in the gain or loss of the hedged item (debt/ firm commitments), (ii) considers the designation effect of foreign exchange hedging and (iii) considers the designation effect of interest rate hedging in Brazilian Reais.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Fair Value of Financial Instruments

The fair values and the carrying values of the financial instruments, including currency and interest rate hedging instruments, in 2015 and 2014, are stated below:

			2015		2014
	Category	Note	Carrying value	Fair value	Carrying value	Fair value
Financial assets:
Cash and cash equivalents
Cash and bank deposits	Loans and receivables	4	192,016	192,016	133,296	133,296
Financial investments in local currency	Measured at fair value through profit or loss	4	2,497,903	2,497,903	2,690,638	2,690,638
Financial investments in foreign currency	Measured at fair value through profit or loss	4	12,974	12,974	3,435	3,435
Financial investments
Fixed-income securities and funds in local currency	Available for sale	4	790,969	790,969	892,065	892,065
Fixed-income securities and funds in local currency	Held to maturity	4	10,618	10,618	10,618	10,618
Fixed-income securities and funds in foreign currency	Available for sale	4	35,013	35,013	505,574	505,574
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4	433,669	433,669	164,496	164,496

Total			3,973,162	3,973,162	4,400,122	4,400,122

Financial liabilities:
Financing	Measured at fair value through profit or loss	14	1,715,405	1,715,405	1,132,644	1,132,644
Financing	Measured at amortized cost	14	4,846,649	4,686,178	4,904,248	4,878,005
Debentures	Measured at amortized cost	14	2,246,215	2,233,313	2,283,852	2,281,353
Finance leases	Measured at amortized cost	14	45,894	45,894	47,044	47,044
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	14	47,445	47,445	7,424	7,424
Subscription warrants – indemnification	Measured at fair value through profit or loss	3.a	112,233	112,233	92,072	92,072

Total			9,013,841	8,840,468	8,467,284	8,438,542

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The fair value of financial instruments, including currency and interest hedging instruments, was determined as follows:

•	The fair value of cash and bank deposit balances are identical to their carrying values.

•	Financial investments in investment funds are valued at the value of the fund unit as of the date of the reporting period, which corresponds to their fair value.

•	Financial investments in CDBs (Bank Certificates of Deposit) and similar investments offer daily liquidity through repurchase at the “yield curve” and, therefore, the Company believes their fair value corresponds to their carrying value.

•	The fair value calculation of LPG Inc.’s notes in the foreign market in 2014 was based on the quoted prices in an active market. In 2015 the notes were settled by LPG Inc. on the maturity date (see Note 14.b).

•	The subscription warrants – indemnification were measured based on the share price of Ultrapar (UGPA3) at the reporting date and are adjusted to the Company’s dividend yield, since the exercise is only possible starting in 2020 onwards and they are not entitled to dividends until then. The number of shares of subscription warrants – indemnification is also adjusted according to the changes in the amounts of provision for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014. Due to the final adverse decision of some of these lawsuits, on December 31, 2015, the maximum number of shares, that could be issued related to the subscription warrants – indemnification was up to 3,070,106 shares. For further information of the Extrafarma acquisition, see Note 3.a).

The fair value of other financial investments and financing was determined using calculation methodologies commonly used for mark-to-market reporting, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of December 31, 2015 and 2014. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries can use quotes provided by the transaction counterparties.

The interpretation of market information on the choice of calculation methodologies for the fair value requires considerable judgment and estimates to obtain a value deemed appropriate to each situation. Consequently, the estimates presented do not necessary indicate the amounts that may be realizable in the current market.

Financial instruments were classified as loans and receivables or financial liabilities measured at amortized cost, except (i) all exchange rate and interest rate hedging instruments, which are measured at fair value through profit or loss, (ii) financial investments classified as measured at fair value through profit or loss, (iii) financial investments that are classified as available for sale, which are measured at fair value through other comprehensive income (see Note 4), (iv) loans and financing measured at fair value through profit or loss (see Note 14), (v) guarantees to customers that have vendor arrangements (see Note 14.k), which are measured at fair value through profit or loss, and (vi) subscription warrants – indemnification, which are measured at fair value through profit or loss (see Note 3.a). The financial investments classified as held-to-maturity are measured at amortized cost. Cash, banks, and trade receivables are classified as loans and receivables. Trade payables and other payables are classified as financial liabilities measured at amortized cost.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Fair Value Hierarchy of Financial Instruments

The financial instruments are classified in the following categories:

(a)	Level 1 - prices negotiated (without adjustment) in active markets for identical assets or liabilities;

(b)	Level 2 - inputs other than prices negotiated in active markets included in Level 1 and observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

(c)	Level 3 - inputs for the asset or liability which are not based on observable market variables (unobservable inputs).

The table below shows a summary of the financial assets and financial liabilities measured at fair value in the Company’s and its subsidiaries in 2015 and 2014:

	Category	Note	2015	Level 1	Level 2	Level 3
Financial assets:
Cash equivalents
Cash and banks	Loans and receivables	4	192,016	192,016	—	—
Financial investments in local currency	Measured at fair value through profit or loss	4	2,497,903	2,497,903	—	—
Financial investments in foreign currency	Measured at fair value through profit or loss	4	12,974	12,974	—	—
Financial investments
Fixed-income securities and funds in local currency	Available for sale	4	790,969	790,969	—	—
Fixed-income securities and funds in local currency	Held to maturity	4	10,618	10,618	—	—
Fixed-income securities and funds in foreign currency	Available for sale	4	35,013	25,615	9,398	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4	433,669	—	433,669	—

Total			3,973,162	3,530,095	443,067	—

Financial liabilities:
Financing	Measured at fair value through profit or loss	14	1,715,405	—	1,715,405	—
Financing	Measured at amortized cost	14	4,686,178	—	4,686,178	—
Debentures	Measured at amortized cost	14	2,233,313	—	2,233,313	—
Finance leases	Measured at amortized cost	14	45,894	—	45,894	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	14	47,445	—	47,445	—
Subscription warrants – indemnification (1)	Measured at fair value through profit or loss	3.a	112,233	—	112,233	—

Total			8,840,468	—	8,840,468	—

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Category	Note	2014	Level 1	Level 2	Level 3
Financial assets:
Cash equivalents
Cash and banks	Loans and receivables	4	133,296	133,296	—	—
Financial investments in local currency	Measured at fair value through profit or loss	4	2,690,638	2,690,638	—	—
Financial investments in foreign currency	Measured at fair value through profit or loss	4	3,435	3,435	—	—
Financial investments
Fixed-income securities and funds in local currency	Available for sale	4	892,065	892,065	—	—
Fixed-income securities and funds in local currency	Held to maturity	4	10,618	10,618	—	—
Fixed-income securities and funds in foreign currency	Available for sale	4	505,574	146,782	358,792	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4	164,496	—	164,496	—

Total			4,400,122	3,876,834	523,288	—

Financial liabilities:
Financing	Measured at fair value through profit or loss	14	1,132,644	—	1,132,644	—
Financing	Measured at amortized cost	14	4,878,005	707,281	4,170,724	—
Debentures	Measured at amortized cost	14	2,281,353	—	2,281,353	—
Finance leases	Measured at amortized cost	14	47,044	—	47,044	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	14	7,424	—	7,424	—
Subscription warrants – indemnification (1)	Measured at fair value through profit or loss	3.a	92,072	—	92,072	—

Total			8,438,542	707,281	7,731,261	—

(1)	Refers to subscription warrants issued by the Company in the Extrafarma acquisition. For further information of the Extrafarma acquisition, see Note 3.a).

Sensitivity Analysis

The Company and its subsidiaries use derivative financial instruments only to hedge against identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). Thus, for purposes of sensitivity analysis of market risks associated with financial instruments, as required by CVM Instruction 475/08, the Company analyzes the hedging instrument and the hedged item together, as shown on the charts below.

For the sensitivity analysis of foreign exchange hedging instruments, management adopted as a likely scenario the Real/U.S. dollar exchange rates at maturity of each swap, projected by U.S dollar futures contracts quoted on BM&FBOVESPA as of December 31, 2015. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$ 5.49 in the likely scenario. Scenarios II and III were estimated with a 25% and 50% additional appreciation or depreciation of the Brazilian Real against the likely scenario, according to the risk to which the hedged item is exposed.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Based on the balances of the hedging instruments and hedged items as of December 31, 2015, the exchange rates were replaced, and the changes between the new balance in Brazilian Reais and the original balance in Brazilian Reais as of December 31, 2015 were calculated in each of the three scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

	Risk	Scenario I (likely)	Scenario II	Scenario III
Currency swaps receivable in U.S. dollars
(1) U.S. Dollar / Real swaps	Dollar	578,420	1,392,762	2,207,105
(2) Debts/firm commitments in dollars	appreciation	(578,426)	(1,392,789)	(2,207,152)

(1)+(2)	Net effect	(6)	(27)	(47)

Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps	Dollar	(728)	7,189	15,107
(4) Gross margin of Oxiteno	devaluation	728	(7,189)	(15,107)

(3)+(4)	Net effect	—	—	—

For sensitivity analysis of hedging instruments for interest rates in Brazilian Reais, the Company used the futures curve of the DI x Pre contract on BM&FBOVESPA as of December 30, 2015 for each of the swap and debt (hedged item) maturities, to determine the likely scenarios. Scenarios II and III were estimated based on a 25% and 50% deterioration, respectively, of the likely scenario pre-fixed interest rate.

Based on the three scenarios of interest rates in Brazilian Reais, the Company estimated the values of its debt and hedging instruments according to the risk which is being hedged (variations in the pre-fixed interest rates in Brazilian Reais), by projecting them to future value at the contracted rates and bringing them to present value at the interest rates of the estimated scenarios. The results are shown in the table below:

	Risk	Scenario I (likely)	Scenario II	Scenario III
Interest rate swap (in R$)
(1) Fixed rate swap—CDI	Decrease in	—	250	553
(2) Fixed rate financing	Pre-fixed rate	—	(250)	(553)

(1)+(2)	Net effect	—	—	—

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

31 Commitments (Consolidated)

a. Contracts

Subsidiary Tequimar has agreements with CODEBA and Complexo Industrial Portuário Governador Eraldo Gueiros, in connection with its port facilities in Aratu and Suape, respectively. Such agreements establish a minimum cargo movement of products, as shown below:

Port	Minimum movement in tons per year	Maturity
Aratu	100,000	2016
Aratu	900,000	2022
Suape	250,000	2027
Suape	400,000	2029

If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement, based on the port tariff rates in effect on the date established for payment. As of December 31, 2015, these rates were R$ 6.99 per ton for Aratu and R$ 2.90 per ton for Suape. The subsidiary has met the minimum cargo movement required since the beginning of the contractual agreements.

Subsidiary Oxiteno Nordeste has a supply agreement with Braskem S.A. which establishes a minimum annually consumption level of ethylene, calculated quarterly, and conditions for the supply of ethylene until 2021. The minimum purchase commitment clause provided for a minimum annual consumption of 190 thousand tons and a maximum of 205 thousand tons in 2015. The minimum purchase commitment and the actual demand accumulated to December 31, 2015 and 2014, expressed in tons of ethylene, are shown below. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 40% of the current ethylene price for the quantity not purchased. The minimum purchase commitment for the 4th quarter of 2015 was revised to adapt the interests of Braskem S.A. and of Oxiteno Nordeste, with no pending issues.

	Minimum purchase commitment (*)		Accumulated demand (actual)
In tons of ethylene	2015	2014	2015	2014
1st quarter	37,743	52,048	44,352	52,196
2nd quarter	46,596	48,450	51,112	48,450
3rd quarter	47,890	51,225	48,507	51,225
4th quarter	47,890	53,353	41,950	53,353

Total	180,119	205,076	185,921	205,224

(*) Adjusted for scheduled shutdowns in Braskem S.A. during the periods.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Subsidiary Oxiteno S.A. has a supply agreement with Braskem S.A., valid until 2023, which establishes and regulates the conditions for supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 22,050 tons of ethylene semiannually. The minimum purchase commitment and the actual demand accumulated to December 31, 2015 and 2014, expressed in tons of ethylene, are shown below. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 30% of the current ethylene price for the quantity not purchased. In agreement with Braskem S.A., in the fisrt semester of 2015 the ethylene volume acquired jointly by Oxiteno S.A and Oxiteno Nordeste was considered for minimum purchase commitment purposes. Thus, the subsidiary met the minimum purchase required in the agreement.

	Minimum purchase commitment (*)		Accumulated demand (actual)
In tons of ethylene	2015	2014	2015	2014
1st semester	20,101	22,050	17,669	22,085
2nd semester	17,376	17,017	19,482	17,169

Total	37,477	39,067	37,151	39,254

(*)	Adjusted for scheduled shutdowns in Braskem S.A. during the periods.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b. Insurance Coverage in Subsidiaries

The Company maintains appropriate insurance policies with the objective of covering several risks to which it is exposed, including loss of profits, losses and damage from fire, lightning, explosion of any kind, gale, aircraft crash, electric damage, and other risks, covering the industrial plants and distribution bases and branches of all subsidiaries. The maximum compensation values based on the risk analysis of maximum possible losses of certain locations are shown below:

Maximum compensation value (*)
Oxiteno	US$ 1,062
Ipiranga	R$769
Ultracargo	R$550
Ultragaz	R$300
Extrafarma	R$125

(*)	In millions. In accordance with policy conditions.

The General Liability Insurance program covers the Company and its subsidiaries with a maximum aggregate coverage of US$ 400 million against losses caused to third parties as a result of accidents related to commercial and industrial operations and/or distribution and sale of products and services.

The Company maintains liability insurance policies for directors and executive officers (D&O) to indemnify the members of the Board of Directors, fiscal council and executive officers of Ultrapar and its subsidiaries (“Insured”) in the total amount of US$ 50 million, which cover any of the Insured liabilities resulting from wrongful acts, including any act or omission committed or attempted, except if the act, omission or the claim is consequence of gross negligence or willful misconduct.

In addition, group life and personal accident, health and national and international transportation and other insurance policies are also maintained.

The coverage and limit of the insurance policies are based on a careful study of risks and losses conducted by independent insurance advisors. The type of insurance is considered by management to be sufficient to cover potential losses based on the nature of the business conducted by the companies.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c. Operating Lease Contracts

Subsidiaries Cia. Ultragaz, Tequimar, Serma, and Oxiteno S.A. have operating lease contracts for the use of IT equipment. These contracts have terms of 36 and 45 months. The subsidiaries have the option to purchase the assets at a price equal to the fair market price on the date of option, and management does not intend to exercise such option. Subsidiaries Cia. Ultragaz and Bahiana have operating lease contracts related to vehicles in their fleet. These contracts have terms of 24 to 60 months and there is no purchase option. The future disbursements (installments), assumed under these contracts, amount approximately to:

	Up to 1 year	Between 1 and 5 years	More than 5 years	Total
2015	19,212	29,319	—	48,531

The subsidiaries IPP, Extrafarma, and Cia. Ultragaz have operating lease contracts related to land and building of service stations, drugstores, and stores, respectively. The future disbursements and receipts (installments), arising from these contracts, amount approximately to:

		Up to 1 year	Between 1 and 5 years	More than 5 years	Total
2015	payable	95,476	271,286	140,179	506,941
	receivable	(48,913)	(150,594)	(73,221)	(272,728)

The expense recognized in 2015 for operating leases was R$ 100,522 (R$ 72,969 in 2014), net of sublease income.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

32 Ultracargo – Fire accident in Santos

On April 2, 2015, part of the storage facilities operated by Ultracargo in Santos, in the State of São Paulo, endured a nine-day fire accident surrounding six ethanol and gasoline tanks. The six tanks represented 4% of Ultracargo’s overall capacity in Brazil as of December 31, 2014. There were no casualties and the cause of such accident and its impacts are still being investigated, including the extent of operational losses, damage to assets, potential environmental damages (see Note 20.b.2.2) and other liabilities and reputational harm. The Company maintains insurance policies to cover certain risks to which the subsidiaries are exposed (see Note 31).

On April 9, 2015, the Santos municipal government suspended Ultracargo’s activities in that city. Ultracargo’s operations in Santos comprise two separate areas. On April 27, 2015, the municipal government granted Ultracargo the authorization to resume its operations in the area not affected by the accident as published in the Santos Official Gazette (Diário Oficial de Santos). The operations corresponding to 185 thousand cubic meters capacity, or 22.5% of Ultracargo’s overall capacity in Brazil, are still suspended.

Ultracargo completed the decommissioning plan, which is the removal of equipment and structures of the terminal affected by the fire, and submitted it to the approval of the competent authorities. This process will allow the experts of the Criminalistcs Institute finalize the research to determine the causes of the incident.

MANAGEMENT REPORT 2015

Dear Shareholders,

The Management of ULTRAPAR PARTICIPAÇÕES S.A. (Ultrapar) hereby submits for your appreciation the Management Report and Financial Statements for the fiscal year 2015. This information is accompanied by an independent auditors report with an unqualified opinion, which was discussed and reviewed by the Management.

COMPANY PROFILE

Ultrapar is a multibusiness company with a leading position in five different business segments. It operates with a widespread presence and throughout the Brazilian territory in the specialized distribution and retail through Ipiranga, in the fuel sector, Ultragaz, in Liquefied Petroleum Gas—LPG sector, and Extrafarma, in retail pharmacy business. It also operates in the segment of specialty chemicals through Oxiteno, which has a leading position in Latin America, and storage of liquid bulk through Ultracargo, present in six ports in Brazil.

Since 1999, Ultrapar’s shares have been listed at the New York Stock Exchange (NYSE), with ADRs level III, and at the BM&FBOVESPA (Sao Paulo Securities, Commodities and Futures Exchange), and since 2011 in the Novo Mercado listing segment.

MESSAGE FROM THE MANAGEMENT 2015 – GOVERNANCE, STRATEGY AND VALUE CREATION

During a year marked by the worsening of the economy and a political crisis that had a significant influence on the business community’s willingness to invest, Ultrapar benefited from its strategic option for resilient businesses, with a significant scale of operations and scope for differentiation. The company was confident in executing its investment plan, increasing the amounts invested every year, and maintained its solid and stable financial position, a characteristic of its business culture. The results continue to increase reflecting decisions taken and investments made from previous years, even facing a more challenging economic condition. In 2015, Ultrapar reported a consolidated EBITDA of R$ 4.0 billion, an amount 25% higher than that in 2014. In the same comparison basis, net income increased by 21%, reaching R$ 1.5 billion.

As another important step taken to the constant evolution of our corporate governance and to become a more diversified and solid company we had the renewal of part of the Board of Directors, now composed by professionals with new experiences and skills to strengthen the company’s decision making process. There were also changes in the executive committee, with the transfer of André Covre, after eight years as Chief Financial and Investor Relations Officer, to assume the position of Chief Executive Officer of Extrafarma, and the arrival of André Pires to assume the position of Chief Financial and Investor Relations Officer.

In order to continue the development of our multibusiness culture, Ultrapar took new steps in 2015 in an effort to deepen the preparation of its leadership to deal with future challenges, with a demand for new skills and business opportunities. For this reason, a robust development program was launched with the purpose of supplying the company with skilled leaders, endowed with flexibility and adaptability in all Ultra’s businesses.

Taking advantage of the differentiated position achieved in each of its business and the deep knowledge in its business markets, Ultrapar continued innovating in products and services and improved the cross-fertilization value creation, such as the strategy of opening Extrafarma’s drugstores in Ipiranga’s service stations. Drugstores add value to points of sale, increasing convenience and differentiation, strengthening the customer flow and boosting profitability. Simultaneously, this strategy offers Extrafarma a growth accelerator.

In 2015, Ipiranga maintained its expansion strategy of its service stations network, mainly based on the conversion of unbranded service stations and the opening of new gas stations. This strategy encompasses the whole country, mainly focused on the Midwest, Northeast and North regions of Brazil, which offer a combination of attractive factors: at the same time these are areas in which there are more unbranded service stations that can be converted, such areas also have higher growth rates of consumption of fuels in Brazil. In 2015, Ipiranga’s service stations network increased by 2%, totaling 7,230 points of sale.

Besides, in the aspect of differentiation through diversification and innovation in products, services and convenience, Ipiranga expanded its am/pm network, the largest convenience store chain in Brazil, by 12% in 2015, reaching 1,909 units in total. Ipiranga presented new configurations of the “am/pm store concept, the “am/pm Super Store”, which increases the offer of convenience in urban service stations by offering fresh products – fruits, vegetables, meats – and a broader range of fast foods. It was also launched in Sao Paulo a flagship store of the “am/pm Estação”, a model developed for highway service stations, with a broader offer of convenience and personal care for long distances drivers and travelers.

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Upon implementing the strategy of seeking leadership on surfactants in the Americas, in November Oxiteno approved the building of an alkoxylation plant in Pasadena, State of Texas (USA), with expected investments of US$ 113 million until 2017. With this plant, Oxiteno will significantly expand its presence and competitiveness in the largest surfactant market in the world, the United States, and will strengthen its position in NAFTA trading bloc, where it will take advantage of more competitive raw materials and efficient logistics.

Ultragaz continued to use the resilience of its market and the solid competitive differential of its brand and the reseller network. Following its focus in a more differentiated performance and the tradition of creating new niche markets and sales channels, in 2015 Ultragaz accelerated the implementation of “UltraPronto”, a modality of hiring of services in bulk segment, launched in 2014, which allows the installation through a turnkey concept, reducing the execution time of the customer’s project by 30%. Other examples of increasing the convenience to customers and expansion of the potential of Ultra’s cross-business benefits: Ultragaz is now selling “vale-gás” voucher in am/pm and Extrafarma stores and offering Ipiranga’s “Km de Vantagens” loyalty program to its customers.

In April 2015, Ultracargo suffered a high impact incident which required an unprecedented mobilization of resources to be overcome: a fire occurred in six tanks in Santos. This event required efforts from Ultrapar and its businesses to, first of all, cooperate with the authorities to fight fire and avoid as far as possible its potential impacts to third parties. After this incident, the company made efforts to deal with its consequences and promote the repair and recovery of the site. Due to the incident, the activities of part of Santos (SP) terminal remained suspended until the end of 2015, which affected Ultracargo’s pace of business.

In parallel, Ultracargo continued to seek and analyze opportunities to strengthen its position as port operator, taking advantage of its geographic location, with presence in the most important ports for handling of bulk liquids in Brazil.

Extrafarma focused throughout this transition year on raising its management standards in the retail pharmacy business, preparing itself to a stronger growth. The unit improved the quality standards of the stores, which allows a better purchase experience, with team qualification, better visual communication and focus on the consumer. For this reason, we made investments in researches, team training and in a program with all managers of the stores with the purpose of implementing an entrepreneurship culture and owner’s mindset.

As a whole, Ultrapar and its businesses starts 2016 stronger and prepared to assess opportunities for market gains occasionally offered by the Brazilian economic situation for companies managed with the right balance between prudence and ambition. In its strategic choices so far, the company has taken important measures to maintain itself as an institution, always pursuing value creation and growth. This is the commitment of Ultrapar.

Social and environmental philosophy, innovation and operational excellence

Ultrapar seeks to maintain the values of ethics in business, of culture of citizenship and excellence in health, safety and environment standards, cultivating a history of almost 80 years with its stakeholders.

Ultra’s Sustainability Model includes five pillars – Safety, Environment, People, Products and Services, and Value Chain – that unfold in 28 management and performance indicators and are in line with sustainability corporate directives. Due to the characteristics of each market where we operate, our businesses maintain individual policies related to the social and environmental, health and safety activities based on those directives.

People

Human capital is the central element in Ultrapar’s long growth trajectory. The people management model adopted by the company favors the development of leaderships and encourages the movement of employees across different areas, allowing the exchange of professional experiences and dissemination of best practices. Besides the program for leadership development, the company maintains a solid basic program for interns and trainees. In 2015, approximately 300 young people participated in internship and trainee programs at the Corporate Center and our business units. Additionally, around one thousand employees were moved internally between areas of the same business unit or moved to other business units of the company, expanding the scope of practice of the professionals and promoting the exchange of best practices. About 300 thousand hours of training were also provided to Ultrapar’s employees.

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Direct Employees

(Total number of employees on 12/31/2015: 14,597)

Customers, resellers and suppliers

The pursuit of excellence is also present in customer relationship. The passion for the customer moves the company to make efforts to know deeply its customer’s needs, bringing innovative and sustainable products and services to the market.

In the aspect of differentiation based on the innovation of products, services and convenience, “Km de Vantagens” loyalty program remains the main platform of customer relationship developed by Ipiranga and maintained its position as the largest loyalty program in the Brazilian market, in 2015, with more than 20 million members. On the path of constant innovation, Ipiranga launched, in late 2015, “Abastece aí”, a smartphone application that integrates Conectcar, “Km de Vantagens” and service stations platforms, offering added convenience and benefits to its customers. “Abastece Aí” provides an experience quick, safe and practical method of payment.

Oxiteno has expanded its international presence and the proximity to our customers, which includes efforts through the co-creation of products that increasingly meet the specific needs of each customer, strengthening its strategy of innovation through differentiation.

Ultragaz has an important strategy of finding new customers among small and medium-sized enterprises, in residential buildings and agribusiness. One of the strengths of this strategy in this segment is the diversification of solutions for different uses of LPG, for instance, the development and launch in 2015 of an agricultural implement for removing weeds without using agrochemicals. Developed based on models imported from USA and France, and adapted to the tropical climate, the agricultural implement keeps more heat and spends less energy, representing greater versatility and economic gains.

Ultracargo facing its greatest challenge in its 49 year of history, the support of partner companies and customers, in different and crucial ways, was essential during the efforts to control and fight the fire which reached a part of Ultracargo’s terminal in Santos.

Extrafarma counts with “Clube Extrafarma”, a relationship program offered to clients on the network that already has more than 3 million customers registered in its base. This initiative has as purpose to recognize the loyalty of its customers, offering products and services value-added and allowing Extrafarma to better understand the consumption habits of its audience.

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Capital market

In 2015, Ultrapar’s shares traded on the BM&FBOVESPA appreciated by 17%. The following comparative table presents the performance and liquidity of the Ultrapar’s shares:

Capital Markets
	2015	2014	Δ (%) 2015v2014
Market Value[1]—R$ million	35,693	28,913	23%
Closing price—UGPA3 (R$/share)	60.45	51.45	17%
Closing price—Ibovespa (points)	43,350	50,007	-13%
Closing price—UGP (US$/ADRs)	15.33	19.32	-21%
Closing price—Dow Jones (points)	17,604	17,983	-2%
Average volume/day[2] (s hares)	2,130,523	1,710,745	25%
Average financial volume/day² (R$ 000)	136,671	88,896	54%

1	Calculated based on the weighted average price for the period.
2	Included data from BM&FBOVESPA e NYSE

For the year 2015, Ultrapar declared dividends of R$ 871 million, an increase of 12% compared to the previous year. This amount represents a dividend yield of 2.5% on the average share price in 2015. Additionally, 6.1 million Ultrapar’s shares were repurchased, representing 1.1% of total outstanding shares.

Relationship with Independent Auditors

The policies of Ultrapar and its subsidiaries in hiring the services of independent auditors aim to ensure there is no conflict of interest and loss of independence or objectivity and are based on principles that preserve the auditor’s independence.

In the year ended Thursday, December 31, 2015, Ultrapar and its subsidiaries did not hire from their independent auditors jobs not directly related to the auditing of the financial statements. The total amount of fees to the independent auditors concerning audit services related to the financial statements of 2015 was R$ 5.9 million.

Deloitte Touche Tohmatsu began its external audit services for Ultrapar in 2012.

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ANALYSIS OF FINANCIAL PERFORMANCE IN 2015

Standards and criteria applied in the preparation of the information

Ultrapar’s individual and consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and in accordance with accounting practices adopted in Brazil. The accounting practices adopted in Brazil comprise the Brazilian Corporate Law and the Pronouncements, Guidelines and Interpretations issued by the Accounting Pronouncements Committee (“CPC”) and approved by the Federal Accounting Council (“CFC”) and the Brazilian Securities and Exchange Commission (“CVM”). The presentation currency of the Ultrapar’s individual and consolidated financial statements is the Brazilian Real (“R$”), which is the company’s functional currency. The accounting policies described below were applied by the Company and its subsidiaries in a consistent manner for all years presented in the individual and consolidated financial statements. The financial information of Ultrapar corresponds to the company’s consolidated information. The information of Ipiranga, Oxiteno, Ultragaz, Ultracargo and Extrafarma is reported without elimination of intercompany transactions. Therefore, the sum of such information may not correspond to the consolidated information of Ultrapar. In addition, the financial and operational information presented in this document is subject to rounding off and, consequently, the total amounts presented in the tables and charts may differ from the direct sum of the amounts that precede them.

In September 2013, Ultrapar entered into an association agreement with Extrafarma. The transaction was closed on January 31, 2014 upon the approval of the association by the Extraordinary General Meetings of Ultrapar and Extrafarma. Extrafarma’s results were consolidated in Ultrapar’s financial statements as from February 1, 2014. Consequently, Ultrapar’s financial statements for the periods prior to February 1, 2014 do not include Extrafarma’s results and its operational data included in this release refer, for the year 2014, exclusively to the months from February to December 2014.

EBITDA – Earnings Before Interest, Taxes, Depreciation and Amortization, and EBIT – Earnings Before Interest and Taxes, are presented in accordance with CVM Instruction No. 527, issued by CVM on October 4, 2012. The calculation of EBITDA from net earnings is presented below:

	2015	2014	Δ (%) 2015v2014
R$ million
Net income for the year	1,513	1,251	21%
(+) Income and social contribution taxes	734	573
(+) Net financial expense	703	445
(+) Depreciation and Amortization	1,003	888
EBITDA	3,953	3,158	25%

The EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) presented in this document represents the net income before (i) income and social contribution taxes, (ii) net financial expense (income) and (iii) depreciation and amortization, presented in accordance with ICVM 527. The purpose of including EBITDA information is to provide a measure used by the management for internal assessment of our operating results, besides being a directly or indirectly related measure to a portion of our employee profit sharing plan. It is also a financial indicator widely used by investors and analysts to measure our ability to generate cash from operations and our operating performance. We also calculate EBITDA in connection with covenants related to some of our financing, as described in note 14 to the financial statements. We believe EBITDA allows a better understanding not only of our financial performance but also of our capacity of meeting the payment of interest and principal from our debt and of obtaining resources for our investments and working capital. Our definition of EBITDA may differ from, and, therefore, may not be comparable with similarly titled measures used by other companies, thereby limiting its usefulness as a comparative measure. Because EBITDA excludes net financial expense (income), income tax and social contribution, depreciation and amortization, it provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or changes in income tax and social contribution, depreciation and amortization. EBITDA is not a measure of financial performance under accounting practices adopted in Brazil or IFRS. EBITDA should not be considered in isolation, or as a substitute for net income, as a measure of operating performance, as a substitute for cash flows from operations or as a measure of liquidity. EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expenses and income taxes and depreciation and amortization.

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Comparative performance 2015-2014

(R$ million)

	Ultrapar
	2015	2014	Δ ( %) 2015v20 14
Net revenue from s ales and services	75,655	67,736	12%
Cos t of products and services sold	(68,951)	(62,305)	11%
Gross profit	6,722	5,432	24%
Selling, marketing, general and administrative expenses	(3,838)	(3,289)	17%
Other opera ting income, net	51	107
Income from disposal of assets	27	37	-26%
Operating income	2,962	2,287	30%
EBITDA	3,953	3,158	25%
Depreciation and amortization	1,003	888	13%
Share of profit of subsidiaries and associates	(11)	(16)

Economic and operational environment

Business environment remained challenging in 2015, with the combination of economic slowdown, higher unemployment levels, inflation above target, rising interest rates and depreciation of the Real. Political instability created difficulties to approve tax adjustments necessary to Brazil, resulting in the downgrade of Brazil’s credit rating by credit rating agencies. With the purpose of restraining the growing inflation rates found over the year, Central Bank raised the basic interest rate, from 11.75% at the end of 2014 to 14.25% at the end of 2015. GDP growth expectations in 2015, published by the Focus Bulletin of the Central Bank of Brazil, began the year with a perspective of growth of 0.5% and ended with an expected drop of almost 4%. The average exchange rate of dollar against Real in 2015 was of R$ 3.33/US$ as compared to R$ 2.35/US$ in 2014, an increase of 42%. The number of light vehicles licensed totaled 2.5 million, allowing the fleet to a 3% estimated growth in 2015. The deceleration in global economy and the decisions of production of the OPEC member countries had influence on the international oil price, which started the year with a price of US$ 56/barrel (Brent), remained stable in the first semester and ended 2015 with a price of US$ 36/barrel. The drop in the oil prices and the increases in derivatives price by Brazilian refineries maintained average domestic prices above international prices. In the petrochemical market, ABIQUIM data issued a drop of 7% in 2015 in the National Apparent Consumption. Sales in the retail pharmacy sector, according to data from members of Abrafarma, grew 12% in 2015, continuing in nominal growth but lower than those growth rates seen in recent years.

Operational performance

		2015	2014	Δ (%) 2015v2014
	Total volume (000 m³)	25,725	25,614	0%
	Diesel	13,096	13,309	-2%
Ipiranga	Gasoline, ethanol and NGV	12,249	11,952	2%
	Others[1]	380	353	8%
[1] Fuel oils, arla 32, kerosene, lubricants and greases
	Total volume (000 tons)	725	780	-7%
	Product mix
	Specialty chemicals	618	673	-8%
Oxiteno	Glycols	107	107	0%
	Geographical mix
	Sales in Brazil	522	557	-6%
	Sales outside Brazil	203	222	-9%
	Total volume (000 tons)	1,697	1,711	-1%
Ultragaz	Bottled	1,168	1,155	1%
	Bulk	529	556	-5%
Ultracargo	Effective storage[2] (000 m³)	655	715	-8%
[2] Monthly average
Extrafarma	Number of drugstores	254	223	14%

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At Ipiranga, the volume sold in 2015 slightly increased by 0.4% over 2014. In 2015, sales volume of gasoline, ethanol and natural gas for vehicles (Otto cycle) increased by 2% compared to 2014, as a result of an estimated 3% growth of the light vehicles fleet and investments made in new service stations and conversion of unbranded service stations, partially offset by the effects of higher unemployment rates over the year and the consequent impact on household consumption. The total volume of diesel decreased by 2% due to the weak performance of the economy. At Oxiteno, specialty chemicals sales had an 8% decrease compared to the previous year, mainly due to the effects of the Brazilian economy slowdown, resulting in a 7% decrease in total volume compared to 2014. Ultragaz’s sales volume had a 1% decrease compared to 2014, mainly due to the economy slowdown in bulk segment, partially offset by the capture of new customers in the residential and small and medium-sized companies segments and condominiums and the 1% growth in bottled segment. Ultracargo’s average storage had an 8% reduction over 2014, mainly as a result of the partial stoppage of the Santos terminal due to the fire occurred in the beginning of April, partially offset by the increased demand of fuels in Suape and Aratu. Extrafarma ended the year with 14% growth over 2014 in the average number of stores, compared to a growth of 8% Abrafarma, gaining two positions when compared to December 2014 in the Abrafarma ranking, ending the year in 6th position.

Net revenue from sales and services

Ultrapar’s net revenue from sales and services amounted to R$ 75,655 million in 2015, a 12% growth over 2014. In the same comparison, Ipiranga’s net sales and services increased by 11% mainly due to the rise in diesel and gasoline costs in refineries in November 2014 and September 2015, besides the increase of CIDE, PIS and Cofins taxes on gasoline and diesel as from February 2015, impacting ethanol costs. Oxiteno reported a growth of 20% in net sales and services, primarily due to the 42% weaker Real and its strategic focus on specialty chemicals, partially offset by the lower sales volume and the decrease in the prices of main raw materials. Ultragaz’s net sales and services was R$ 4,621 million in 2015, 13% higher than 2014, mainly due to the increase in the cost of LPG in refineries for use in the bulk segment in December 2014, September 2015 and December 2015, and in the bottled segment in September 2015. Ultracargo’s net sales and services totaled R$ 316 million, a 9% decrease compared to 2014, mainly due to the partial stoppage of the Santos terminal as a result of the fire accident. Extrafarma’s net sales and services grew by 21% due to the higher average number of stores and the 11% increase in same store sales excluding mobile phones (sales in stores with more than 12 months).

Cost of products and services sold

The cost of products sold and services provided by Ultrapar was R$ 68,934 million in 2015, an increase of 11% compared to 2014. The cost of goods sold by Ipiranga was 11% higher than 2014, mainly due to the increases in diesel and gasoline costs by Petrobras and the increase of CIDE tax on such costs and higher sales volume. Oxiteno’s cost of products sold had a 7% increase over 2014, mainly due to the 42% weaker Real, partially offset by a 22% reduction in unit variable costs in dollar and a decrease in sales volume. Ultragaz’s cost of goods sold was 12% higher compared to 2014, due to the increase in the cost of LPG for use in the bottled and bulk segments by Petrobras and the effects of inflation on personnel expenses. The cost of the services provided by Ultracargo increased by 7% compared to 2014, due to the effects of inflation, mainly on personnel expenses. The cost of products sold by Extrafarma increased by 20%, due to increased sales volume and the annual adjustment in the prices of medicines, set by the Chamber for the Regulation of the Medical Pharmaceuticals Market (CMED).

Gross profit

Ultrapar reported a gross profit of R$ 6,722 million in 2015, a growth of 24% compared to 2014, due to the increase in gross profits in all business units, except Ultracargo, which reported a decrease due to the fire occurred in Santos.

Selling, marketing, general and administrative expenses

Ultrapar’s selling, marketing, general and administrative expenses amounted to R$ 3,838 million in 2015, a 17% growth compared to 2014, due to the effects of inflation on expenses and particular effects on each business. Ipiranga’s selling, marketing, general and administrative expenses increased by 12% compared to 2014 due to (i) the expansion of the distribution network, (ii) higher freight expenses mainly due to the rise in diesel costs and (iii) higher expenses with variable compensation, in line with the earnings progression. Oxiteno’s selling, marketing, general and administrative expenses increased by 32% compared to 2014 due to (i) higher expenses with variable compensation, in line with the earnings progression, (ii) the effects of the weaker Real on expenses with logistics and international units, and (iii) the effects of inflation. Ultragaz’s selling, marketing, general and administrative expenses increased by 18% compared to 2014 mainly due to higher expenses with variable compensation, in line with the earnings progression, and higher expenses with advertising and marketing in the relaunch campaign of the Ultragaz brand, highlighting the attributes of its current strategy focused on convenience and services for consumers. Ultracargo’s selling, marketing, general and administrative expenses increased by 7%, excluding expenses related to the fire highlighted below under “Other operating results”. Extrafarma’s sales, general, administrative and commercial expenses increased by 29% due to (i) the 14% increase in the average number of stores, (ii) the inclusion of expenses for the structuring for a more accelerated growth during 2014, (iii) the beginning of the operation of the new distribution center of Ceará at the end of 2014, and (iv) due to the effects of inflation on expenses, partially offset by lower integration expenses.

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Other operating results

In 2015, Ultrapar reported a net revenue under other operating results of R$ 51 million, R$ 59 million less than the revenue reported in 2014, due (i) to the revenues related to the strategy of constant innovation in services and convenience in Ipiranga’s service stations, (ii) the non-recurring gains of R$ 14 million related to the adjustment of working capital and net indebtedness due to the Extrafarma acquisition, and $ 16 million related to a lawsuit for the use of trademark decided favorably to Ultrapar, partially offset by expenses related to the fire in the terminal Ultracargo in Santos, with an impact of R$ 92 million.

Income from sale of assets

Ultrapar recorded in 2015 a net revenue from the sale of assets of R$ 27 million, R$ 10 million less than the revenue recorded in 2014.

EBITDA

Ultrapar’s consolidated EBITDA amounted to R$ 3,953 million in 2015, up 25% compared to 2014. Ipiranga reported EBITDA of R$ 2,769 million in 2015, a growth of 21% compared to 2014, primarily due to (i) the strategy of constant innovation in services and convenience in service stations, generating greater customer satisfaction and loyalty, (ii) increased sales volume in Otto cycle, and (iii) effects of import and inventory gains resulting from the economic adjustments in the Brazilian fuels market. Oxiteno reported EBITDA of R$ 740 million, an 83% increase over 2014, mainly due to the effect of a weaker Real against US dollar and its strategic focus on specialty chemicals, partially offset by lower sales volume. Ultragaz’s EBITDA totaled R$ 357 million, 17% higher than 2014, mainly due to the company’s commercial initiatives, specially in capturing residential and small and medium-sized companies and condominiums, as well as the expansion of its resellers. Ultracargo’s EBITDA totaled R$ 26 million in 2015, an 84% decrease mainly due to the lower handling, due to the partial stoppage of the Santos terminal and its fire related expenses. Excluding Santos operations, other Ultracargo’s terminals reported an EBITDA of R$ 93 million, a 5% decrease mainly due to the effects of economy slowdown on handling of chemicals. Extrafarma reported EBITDA of R$ 29 million, a 4% decrease as compared to 2014, due to the initiatives for a more accelerated growth, including the beginning of the operation of the new distribution center of Ceará and the increased of new drugstores openings, the benefits of which shall be generated in the next years, partially offset by the increased in same store sales.

Depreciation and amortization

Total costs and expenses with depreciation and amortization in 2015 was R$ 1,003 million, R$ 115 million or 13% higher compared to 2014, due to the investments made over the period.

Operating income

Ultrapar reported an operating profit of R$ 2,962 million in 2015, a growth of 30% compared to 2014, due to the higher operating income obtained in Ipiranga, Oxiteno and Ultragaz.

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Financial results

Ultrapar’s financial results reported net expenses of R$ 703 million in 2015, a R$ 258 million increase compared to 2014, mainly due to (i) higher CDI during the period, (ii) the higher net debt, in line with the growth of the company, (iii) the exchange rate fluctuations in the period and (iv) PIS/COFINS contributions on financial revenue as from July.

Net income for the year

Ultrapar’s consolidated net earnings for 2015 reached R$ 1,513 million, 21% above the net income reported in 2014, mainly due to the EBITDA growth between the periods, partially offset by the increase in financial expenses and higher expenses and costs with depreciation and amortization costs, as a result of investments made over the period.

Indebtedness

Ultrapar ended the fiscal year 2015 with a gross debt of R$ 8,902 million and gross cash inflows of R$ 3,973 million, resulting in a net debt of R$ 4,928 million, an increase of R$ 953 million compared to 2014, in line with the growth of the company. Ultrapar’s net debt at the end of 2015 corresponds to 1.2 x the EBITDA or the last 12 months, stable compared to the ratio at the end of 2014.

Investments and outlook

In 2015, Ultrapar continued with an investment strategy focused on the continuing growth of scale economy and competitiveness, better serving an increasing number of customers. Investments, net of disposals, totaled R$ 1,352 million in organic investments.

At Ipiranga, R$ 872 million were invested, of which (i) R$ 374 million in the expansion of its service station network (through the conversion of unbranded service stations, the opening of new gas stations and new customers) and am/pm and Jet Oil franchises, focused on the Midwest, Northeast and North regions of Brazil, (ii) R$ 115 million in expanding its logistics infrastructure to support the growing demand, through the construction and expansion of logistics facilities, (iii) R$ 86 million in modernization, mainly in logistics facilities and (iv) R$ 297 million in the maintenance of its operations, mainly in the renewal of contracts of its distribution network and the renovation of service stations. Out of the total amount invested, R$ 854 million were related to property, plant, equipment and intangible assets and R$ 18 million were related to the financing to clients, net of repayments.

At Oxiteno, the total investments in 2015 amounted to R$ 131 million, mainly due to the maintenance of its production units and completion of the expansion of its production capacity in Coatzacoalcos, Mexico.

At Ultragaz, R$ 220 million were invested mainly in new clients in the bulk segment, replacement of bottles and maintenance of its bottling facilities.

In 2015, Ultracargo invested R$ 24 million, mainly directed towards modernization and maintenance of its terminals.

Extrafarma invested R$ 81 million, mainly directed towards the opening of new drugstores, maintenance of the existing drugstores and IT retail-facing projects.

Ultrapar’s investment plan for 2016 amounts to R$ 1,809 million, which demonstrates the continuity of good opportunities to grow through increased scale and productivity gains, as well as modernization of existing operations. At Ipiranga, the plan includes investments of (i) R$ 354 million to maintain the pace of expansion of its distribution network (through the conversion of unbranded service stations and the opening of new gas stations) and of am/pm and Jet Oil franchises, focused on the Midwest, Northeast and North regions of Brazil, and in new distribution centers to serve convenience stores, (ii) R$ 112 million in the expansion of its logistics infrastructure to support its growth, mainly through the construction and expansion of operating facilities, and (iii) R$ 421 million in the maintenance and modernization of its operations, mainly in the renewal of contracts of its distribution network, renovation of service stations, and information systems to support its operations. The investment approved for Oxiteno amounts to R$ 460 million in 2016. Such amount includes US$ 65 million to build a new ethoxylation unit in its site in Texas (EUA), as announced in November 2015, which shall be completed by the end of 2017. This new unit will have a production capacity of 170 thousand tons per year in its final stage. The remaining amount will be directed towards modernization and maintenance of its units aiming at greater productivity, and information systems. At Ultragaz, the investments of R$ 208 million will be focused mainly (i) on capturing new customers in bottled and bulk segments, (ii) on the replacement and purchase of bottles, (iii) on the expansion and maintenance of bottling bases, and (iv) IT with focus on systems to support its operations. Ultracargo will invest R$ 118 million mainly (i) in the modernization of terminal safety systems, (ii) in the expansion of the Itaqui terminal, which shall start operating in 2017, and (iii) in the adjustment and maintenance of the infrastructure of its existing terminals. At Extrafarma, we will invest R$ 124 million, mainly in the opening of new drugstores and in the maintenance of its activities.

9

Despite we continue facing a challenging economic environment, Ultrapar still remains confident in achieving a sustainable growth trajectory, supported by the characteristics of the markets in which it operates and by the consistent planning and execution of the strategic initiatives in each of its business units.

In this context, we shall continue obtaining the benefits of investments made in the recent period and planned for 2016, while maintaining the growth and prominence achieved in the business segments in which we operate.

We would like to thank our shareholders, customers, employees, suppliers, service providers and the public in general for another year of growth.

10

São Paulo, February 17, 2016 – Ultrapar Participações S.A. (BM&FBOVESPA: UGPA3 / NYSE: UGP), a multi-business company engaged in specialized distribution and retail (Ipiranga / Ultragaz / Extrafarma), specialty chemicals (Oxiteno) and storage for liquid bulk (Ultracargo), hereby reports its results for the fourth quarter and the year 2015.

Results conference call

Brazilian conference call

February 19, 2016

08:00 a.m. (US EST)

Telephone for connection: +55 11 2188 0155

Code: Ultrapar

International conference call

February 19, 2016

9:30 p.m. (US EST)

Participants in Brazil: 0800 891 0015

Participants in the USA: +1 844 836 8738

International participants: +1 412 317 5430

Code: Ultrapar

IR Contact

E-mail: invest@ultra.com.br

Telephone: + 55 11 3177 7014

Website: www.ultra.com.br

Ultrapar Participações S.A.

UGPA3 = R$ 60.45/share (12/30/15)

UGP = US$ 15.25/ADR (12/31/15)

Main highlights in 4Q15 and 2015:

•   ULTRAPAR’S NET REVENUES TOTAL R$ 21 BILLION IN 4Q15 AND R$ 76 BILLION IN 2015, 15% AND 12% GROWTH OVER 4Q14 AND 2014, RESPECTIVELY.

•   ULTRAPAR’S EBITDA REACHES R$ 1.2 BILLION IN 4Q15 AND R$ 4 BILLION IN 2015, 29% AND 25% INCREASE OVER 4Q14 AND 2014, RESPECTIVELY.

•   ULTRAPAR’S NET EARNINGS REACHES R$ 497 MILLION IN 4Q15 AND R$ 1.5 BILLION IN 2015, 34% AND 21% GROWTH OVER 4Q14 AND 2014, RESPECTIVELY.

•   ULTRAPAR’S INVESTMENTS TOTALED R$ 1.4 BILLION IN 2015.

•   ADDITIONAL DIVIDEND DISTRIBUTION OF R$ 434 MILLION APPROVED, RESULTING IN A TOTAL DIVIDEND DISTRIBUTION OF R$ 871 MILLION IN 2015, 12% GROWTH OVER 2014.

“A year ago we were announcing the closing of 2014 with the perspective of another period of robust investments and continued growth in 2015, despite the perspective of adverse macroeconomic conditions. In an increasingly challenging environment, Ultrapar could once again prove the resilience of its business model benefiting from its large operational scale and from the differentiation capacity in its businesses. In 2015, we have continued to grow, create value and completed our investment plan of R$ 1.4 billion. We also welcomed new members to the management team, strengthening even more our corporate governance and Ultra itself. We have bigger challenges ahead in the macroeconomic environment, but we remain confident in the execution of our strategy.”

Thilo Mannhardt – CEO

Considerations on the financial and operational information

The financial information presented in this document has been prepared according to International Financial Reporting Standards (IFRS). The financial information of Ultrapar corresponds to the company’s consolidated information. The information of Ipiranga, Oxiteno, Ultragaz, Ultracargo and Extrafarma is reported without elimination of intercompany transactions. Therefore, the sum of such information may not correspond to the consolidated information of Ultrapar. In addition, the financial and operational information presented in this document is subject to rounding off and, consequently, the total amounts presented in the tables and charts may differ from the direct sum of the amounts that precede them.

In September 2013, Ultrapar entered into an association agreement with Extrafarma. The transaction was closed on January 31, 2014 upon the approval of the association by the Extraordinary General Meetings of Ultrapar and Extrafarma. Extrafarma’s results were consolidated in Ultrapar’s financial statements as from February 1, 2014. Consequently, Ultrapar’s financial statements for the periods prior to February 1, 2014 do not include Extrafarma’s results and its 2014 operational data included in this release refer exclusively to the months from February to December 2014. As a consequence of the closing of the transaction, 12,021,100 new common, nominative book-entry shares with no par value of Ultrapar were issued, totaling an increase in equity of R$ 640.7 million. In addition, Ultrapar issued subscription warrants that, if exercised, would lead to the issuance of up to 4,007,031 shares in the future, broken down into 801,409 shares related to subscription warrants – working capital and 3,205,622 shares related to subscription warrants – indemnification. On June 30, 2014 the company identified that the subscription warrants – working capital shall not be exercised by the former shareholders of Extrafarma. Accordingly, the company reversed full provision for the issuance of 801,409 shares related to subscription warrants – working capital. On June 22, 2015, the agreement related to the final adjustment of working capital and net debt of the transaction was executed by and between the parties in the amount of R$ 26.0 million, that was received by Ultrapar in 3Q15. The number of shares of subscription warrants—indemnification may be exercised from 2020 and it is adjusted according to the variations of provisions for tax, civil and labor risks, and contingent liabilities related to the period beginning before January 31, 2014. The subscription warrants – indemnification fair value are measured based on the share price of Ultrapar (UGPA3) and are reduced by the dividend yield until 2020, since the exercise is possible only from 2020, and they are not entitled to dividends until that date.

EBITDA — Earnings Before Interest, Taxes, Depreciation and Amortization, and EBIT— Earnings Before Interest and Taxes, are presented in accordance with CVM Instruction No. 527, issued by CVM on October 4, 2012. The calculation of EBITDA starting from net earnings is presented below:

R$ million	4Q15	4Q14	3Q15	Δ(%) 4Q15v4Q14	Δ(%) 4Q15v3Q15	2015	2014	Δ(%) 2015v2014
Net earnings	496.8	371.8	298.5	34%	66%	1,513.0	1,251.2	21%
(+) Income and social contribution taxes	247.1	182.8	158.5			734.3	573.5
(+) Financial expenses (income), net	161.8	124.7	233.1			703.3	445.4
(+) Depreciation and amortization	271.2	236.4	253.9			1,002.6	887.8
EBITDA	1,176.9	915.6	944.1	29%	25%	3,953.3	3,157.9	25%

2

Summary of 4th quarter 2015

Ultrapar — Consolidated data	4Q15	4Q14	3Q15	Δ (%) 4Q15v4Q14	Δ (%) 4Q15v2Q15	2015	2014	Δ (%) 2015v2014
Net sales and services	20,580	17,822	19,161	15%	7%	75,655	67,736	12%
Gross profit	1,946	1,490	1,650	31%	18%	6,722	5,432	24%
Operating profit	911	685	696	33%	31%	2,962	2,287	30%
EBITDA	1,177	916	944	29%	25%	3,953	3,158	25%
Net earnings¹	497	372	299	34%	66%	1,513	1,251	21%
Earnings per share attributable to Ultrapar shareholders²	0.91	0.67	0.54	35%	68%	2.74	2.26	22%
Amounts in R$ million (except for EPS)

¹	Under IFRS, consolidated net earnings include net earnings attributable to non-controlling shareholders of the controlled companies.
[2]	Calculated based on the weighted average number of shares over the period, excluding shares held in treasury.

Ipiranga — Operational data	4Q15	4Q14	3Q15	Δ (%) 4Q15v4Q14	Δ (%) 4Q15v3Q15	2015	2014	Δ (%) 2015v2014
Total volume (000 m³)	6,588	6,715	6,574	(2%)	0%	25,725	25,614	0%
Diesel	3,342	3,365	3,411	(1%)	(2%)	13,096	13,309	(2%)
Gasoline, ethanol and NGV	3,158	3,263	3,062	(3%)	3%	12,249	11,952	2%
Other[3]	88	87	101	2%	(12%)	380	353	8%

[3]	Fuel oils, arla 32, kerosene, lubricants and greases.

Oxiteno — Operational data	4Q15	4Q14	3Q15	Δ (%) 4Q15v4Q14	Δ (%) 4Q15v3Q15	2015	2014	Δ (%) 2015v2204
Total volume (000 tons)	167	194	191	(14%)	(13%)	725	780	(7%)
Product mix
Specialty chemicals	142	166	163	(14%)	(13%)	618	673	(8%)
Glycols	24	28	27	(13%)	(12%)	107	107	0%
Geographical mix
Sales in Brazil	122	139	135	(13%)	(10%)	522	557	(6%)
Sales outside Brazil	45	55	56	(18%)	(20%)	203	222	(9%)

Ultragaz — Operational data	4Q15	4Q14	3Q15	Δ (%) 4Q15v4Q14	Δ (%) 4Q15v3Q15	2015	2014	Δ (%) 2015v22014
Total volume (000 tons)	413	430	451	(4%)	(8%)	1,697	1,711	(1%)
Bottled	287	294	311	(2%)	(8%)	1,168	1,155	1%
Bulk	126	136	140	(8%)	(10%)	529	556	(5%)

Ultracargo — Operational data	4Q15	4Q14	3Q15	Δ (%) 4Q15v4Q14	Δ (%) 4Q15v3Q15	2015	2014	Δ (%) 2015v22014
Effective storage[4] (000 m3)	615	677	636	(9%)	(3%)	655	715	(8%)

[4]	Monthly average.

3

Extrafarma — Operational data[5]	4Q15	4Q14	3Q15	Δ (%) 4Q15v4Q14	Δ (%) 4Q15v3Q15	2015	120	Δ (%) 2015v22014
Gross revenues (R$ million)	359	346	362	4%	(1%)	1,417	1,171	21%
Number of stores (end of period)	254	223	244	14%	4%	254	223	14%

[5]	As highlighted in “Considerations on the financial and operational information”, unless otherwise indicated, Extrafarma information for 2014 refers to the months from February to December.

Macroeconomic indicators	4Q15	4Q14	3Q15	Δ (%) 4Q15v4Q14	Δ (%) 4Q15v2Q15	2015	2014	Δ (%) 2015v22014
Average exchange rate (R$/US$)	3.84	2.55	3.55	51%	8%	3.33	2.35	42%
Brazilian interbank interest rate (CDI)	3.3%	2.8%	3.4%			13.2%	10.8%
Inflation in the period (IPCA)	2.8%	1.7%	1.4%			10.7%	6.4%

Highlights

✓	Dividend distribution of R$ 434 million approved – The Board of Directors of Ultrapar approved today a dividend payment of R$ 434 million, equivalent to R$ 0,80 per share, to be paid from March 4, 2016 onwards. This distribution, added to the dividends distributed in August 2015, comes to a total of R$ 871 million, representing a dividend yield of 2.5% on Ultrapar’s average share price in 2015. The total of dividends declared in 2015 is 12% higher than the amount declared in 2014, and reflects the growth of company’s results in the last years and its cash generation.

✓	Update about the fire in a terminal operated by Ultracargo in Santos (SP) – Ultracargo’s operations in part of the terminal affected by the fire accident in April 2015, in Santos (SP) remain suspended. The part of the terminal with suspended operations has a capacity of 185 thousand m³, 55% of Ultracargo’s capacity in Santos and 23% of company’s total capacity. Ultracargo has completed the preparation of the decommissioning plan of the affected area, which consists in removing the equipment and structures of the part of the terminal affected by the fire, and obtained the approval by the competent authorities. The terminal is expected to be able to request the operational license with the authorities until the end of this year.

✓	Ultrapar receives important awards – In November, Ultrapar was considered one of the model companies in corporate social responsibility by “Guia EXAME Sustentabilidade 2015” (2015 Sustainability Guide from EXAME Magazine), the most comprehensive survey on corporate sustainability in Brazil, granted by the Center of Studies of Fundação Getúlio Vargas (GVCes). Such initiative evaluates companies that cooperate with the sustainable development in Brazil, including social, environmental and economic aspects.

✓	Extrafarma and Ipiranga open stores with a new concept in São Paulo – As a further step that demonstrates the cross-fertilization value creation among its businesses, Ultra launched a new convenience retail model, based on an integrated offer of products and services. In November 2015, the first Extrafarma’s drugstore was opened in São Paulo with a new standard, simultaneously with the opening of the broadened concept of the am/pm store (am/pm Super Store). This pilot project is the second drugstore of Extrafarma in an Ipiranga’s service station and launches a retail model with a new architecture and more attractive visual communication for its drugstores, which will be deployed across the network from 2016. On its turn, am/pm store introduces a new concept of convenience for Ipiranga’s urban service stations, with a differentiated value proposition of proximity retail in Brazil, 24 hour service and an expanded range of products and services to make our customer’s lives easier. The expanded am/pm, the new model of Extrafarma’s drugstores and the physical integration between them provide greater convenience to our customers, offering an increasingly more complete location.

✓	Share repurchase program – The share repurchase program totaled 1.4 million shares repurchased in 4Q15 and 6.1 million in 2015, equivalent to 1.1% of Ultrapar’s total outstanding shares.

4

✓	2016 Investment plan – The investment plan approved by Ultrapar’s Board of Directors for 2016, excluding acquisitions, amounts to R$ 1,809 million, which demonstrates the continuity of good opportunities to grow through increased scale and productivity gains, as well as modernization of existing operations.

Organic investment plan¹ (R$ million)	2016 (B)
Ipiranga	887
Oxiteno	460
Ultragaz	208
Extrafarma	124
Ultracargo	118
Others	12
Total	1,809

[1]	Net of disposals

At Ipiranga, we plan to invest (i) R$ 354 million to maintain the pace of expansion of its distribution network (through the conversion of unbranded service stations and the opening of new gas stations) and of am/pm and Jet Oil franchises, focused on the Midwest, Northeast and North regions of Brazil, and in new distribution centers to serve convenience stores, (ii) R$ 112 million in the expansion of its logistics infrastructure to support growth, mainly through the construction and expansion of logistics facilities, and (iii) R$ 421 million in the maintenance and modernization of its activities, mainly in the renewal of contracts of its distribution network, renovation of service stations, as well as information systems to support its operations.

Oxiteno’s investment plan approved for 2016 totals R$ 460 million. This amount includes US$ 65 million to the construction of the new ethoxylation unit at its Texas (USA) plant, which was announced in November 2015, and shall be concluded by the end of 2017. The new unit’s capacity will be 170,000 tons per year at its final stage. The remaining amount will be focused in maintenance and modernization of its plants for higher productivity, as well as information systems.

At Ultragaz, the R$ 208 million investment will be focused mainly (i) on capturing new clients in the bottled and bulk segment, (ii) on the replacement and purchase of LPG bottles, (iii) on the expansion and maintenance of filling plants, and (iv) on IT with focus on systems to support its operations.

At Extrafarma, we plan to invest R$ 124 million mainly in the opening of new drugstores and in the maintenance of its activities.

Ultracargo will invest R$ 118 million mainly (i) in the modernization of safety systems of its terminals, (ii) in the expansion of Itaqui terminal, which shall start operating in 2017, and (iii) in the adjustment and maintenance of the infrastructure of its terminals.

5

Executive summary of the results

Business environment remained challenging in 2015, with the combination of inflation above target, economic slowdown, rising interest rates, higher unemployment levels and depreciation of the Real. Political instability created hurdles to approve tax adjustments necessary to Brazil, leading to the downgrade of Brazil’s credit rating by the agencies. With the purpose of restraining the growing inflation rates found over the year, Central Bank raised the basic interest rate of the economy, from 11.75% at the end of 2014 to 14.25% at the end of 2015. GDP growth expectations in 2015, measured by the Focus Bulletin, began the year with a perspective of growth of 0.5% and ended with an expected drop of almost 4%. The average exchange rate of dollar against Real in 4Q15 was of R$ 3.84/US$ as compared to R$ 2.55/US$ in 4Q14. The number of light vehicles licensed totaled 596 thousand vehicles in 4Q15, resulting in a total of 2.5 million vehicles licensed during that year, corresponding to a 3% growth of the fleet in 2015. The deceleration in global economy and the decisions of production of the OPEC member countries had influence on the international oil price, which started the year quoted at US$ 56/barrel (Brent), remained stable in the first semester and ended 2015 at US$ 36/barrel. In the retail pharmacy sector, according to data from members of Abrafarma, sales continued to grow in nominal terms, although at a lower level, ending the 4Q15 with an 11% increase compared to 4Q14.

At Ipiranga, sales volume decreased by 2% compared to 4Q14. The volumes of diesel decreased by 1% mainly due to the weak performance of the Brazilian economy. Fuel sales volume for light vehicles (Otto cycle) decreased by 3% compared to 4Q14, despite the expansion of the vehicle fleet, as a result of the sharp worsening in employment levels and the relation between cost of fuels and household income as from mid-2015, deeply affecting overall consumption. Ipiranga continued to invest in the expansion of its network and in the constant innovation in services and convenience in the service station, generating greater customer satisfaction and loyalty. Thus, EBITDA amounted to R$ 868 million, up 22% compared to 4Q14.

At Oxiteno, sales volume reached 167 thousand tons, a 14% decrease compared to 4Q14, due to effects of a strong slowdown of the Brazilian economy on the sales volume of specialty chemicals in the domestic market, in addition to the effects caused by the unscheduled stoppage of the Mauá plant, as a result of the fire accident in a Braskem plant. In order to maintain the levels of supply to our customers with minimal impact during the stoppage, Oxiteno implemented an alternative service plan through products taken from other locations, incurring in additional costs and expenses. EBITDA totaled R$ 180 million in 4Q15, up 84% over 4Q14, mainly due to a 51% weaker Real against US dollar, partially reduced by the economic slowdown and the unscheduled stoppage of the Mauá plant in the amount of R$ 9 million.

In 4Q15, Ultragaz reported a 4% decrease in sales volume compared to 4Q14, mainly due to the economic slowdown over the bulk segment. In December, Petrobras adjusted bulk LPG prices by 4%, the second price adjustment in 2015. Ultragaz continued its commercial initiatives, capturing new customers in bulk segment and new resellers in bottled segment, as well as increased its measures to qualify resellers and offer customers greater satisfaction and convenience. Ultragaz’s EBITDA, on its turn, reached R$ 109 million, a 33% increase compared to 4Q14.

Ultracargo’s average storage had a 9% reduction over 4Q14, as a result of the partial interruption of the Santos terminal and reduction in the handling of chemicals, partially offset by the increased handling of fuels by the fuel distributors. Ultracargo’s EBITDA reached R$ 13 million in 4Q15, a 66% decrease compared to 4Q14, mainly due to the lower handling, as a result of the partial interruption of the Santos terminal and expenses related to the fire accident. Excluding Santos operations, other Ultracargo’s terminals reported an EBITDA of R$ 15 million, a 30% and 40% decrease compared to 4Q14 and 3Q15 respectively.

Extrafarma ended 4Q15 with 254 drugstores, an increase of 31 drugstores, composed of 37 openings and 6 closings compared to 4Q14. In this quarter, Extrafarma opened 13 stores, the same number of openings in 3Q15, marking a faster pace of expansion. With this, Extrafarma finished the year as the sixth largest drugstore network in the country according to Abrafarma’s ranking, moving up two positions in relation to the end of 2014. Gross revenue increased by 4% compared to 4Q14, mainly due to 9% growth in retail sales ex-mobile phones, as a result of the higher average number of stores and the 4% increase in store sales with more than one year, partially offset by the adverse effects of the economic scenario. In 4Q15, EBITDA totaled R$ 9 million, an increase of R$ 5 million compared to 4Q14. If excluded a net extraordinary gain of R$ 7 million, as detailed on page 11, the EBITDA would have reached R$ 2 million in 4Q15, mainly due to the increased number of new stores and, thus, still maturing.

The resilient performance of Ultrapar’s businesses resulted in a consolidated EBITDA of R$ 1,177 million in 4Q15, up 29% over 4Q14. As a consequence of such growth, in 4Q15, net earnings reached R$ 497 million, up 34% compared with 4Q14.

6

Ipiranga

Operational performance—Ipiranga’s sales volume totaled 6,588 thousand cubic meters in 4Q15, 2% below 4Q14 volume. Fuel sales volume for light vehicles (Otto cycle) decreased by 3% compared to 4Q14, despite the expansion of the vehicle fleet, as a result of the sharp worsening in employment levels and the relation between cost of fuels and household income as from mid-2015, deeply affecting the overall consumption. The volume of diesel decreased by 1% as compared to 4Q14 due to the weak performance of the economy. Compared to 3Q15, total sales volume remained practically stable, despite the seasonal increase in sales volume expected between periods, which reflected the worsening of the economy. In 2015, Ipiranga’s sales volumes totaled 25,725 thousand cubic meters, consistently with the sales volume for 2014.

Net sales and services – Ipiranga’s net sales and services reached R$ 17,847 million in 4Q15, up 15% over 4Q14, mainly as a result of (i) the rise in diesel and gasoline costs by Petrobras in November 2014 and in February and September 2015 and, consequently, increased ethanol costs, (ii) investments in the expansion of the service stations network, and (iii) the strategy of constant innovation in services and convenience in the service station, generating greater customer satisfaction and loyalty, partially offset by lower sales volume. Compared with 3Q15, net sales and services increased by 9%, mainly due to increases in diesel and gasoline cost by Petrobras. In 2015, net sales and services amounted to R$ 65,350 million, up 11% over 2014.

Cost of goods sold – Ipiranga’s cost of goods sold totaled R$ 16,610 million in 4Q15, up 14% compared to 4Q14, mainly due to the rise in gasoline and diesel costs by Petrobras in November 2014 and in February and September 2015 and, consequently, increased ethanol costs. Compared to 3Q15, cost of products sold presented a 7% increase due to the increase in costs by Petrobras in September 2015. In 2015, cost of goods sold totaled R$ 61,237 million, 11% above the amount reported in 2014.

Sales, general and administrative expenses – Ipiranga’s sales, general and administrative expenses amounted to R$ 564 million in 4Q15, a 21% increase over 4Q14, mainly resulting from (i) higher expenses with variable compensation, in line with the earnings progression, (ii) the expansion of the distribution network, (iii) the extinction of contingencies from Texaco’s acquisition in 2009, in the amount of R$ 19 million, in 4Q14 and (iv) the effects of inflation on expenses. Compared to 3Q15, sales, general and administrative expenses increased by 7% due to higher expenses with variable compensation. In 2015, sales, general and administrative expenses totaled R$ 2,087 million, up 12% over 2014, in line with the inflation of the year.

EBITDA – Ipiranga reported an EBITDA of R$ 868 million in 4Q15, up 22% over 4Q14. Such growth is mainly due to (i) expansion of the network and the strategy of constant innovation in services and convenience in the service station, generating greater customer satisfaction and loyalty and (ii) temporary effect of inventory gains amounting to R$ 65 million in 4Q15, partially offset by the extinction of contingencies Texaco’s acquisition, in the amount of R$ 19 million, and by temporary effect of inventory gains of R$ 22 million in 4Q14. Compared to 3Q15, EBITDA increased by 42% due to the temporary effect of inventory gains and the concentration of merchandising revenue, typical of the fourth quarter. In 2015, Ipiranga’s EBITDA totaled R$ 2,769 million, up 21% over 2014.

7

Oxiteno

Operational performance – Oxiteno’s sales volume in 4Q15 totaled 167 thousand tons, down 14% (27 thousand tons) compared to 4Q14. Total sales volume of commodities had a 13% decrease (4 thousand tons) due to its volatility in prices and in demand. Specialty chemicals sales volume decreased 14% (24 thousand tons) compared to 4Q14, due to (i) the strong slowdown of the Brazilian economy on the volume of sales of specialty chemicals in the domestic market, (ii) the decision to discontinue a line of products for the leather market and (iii) the effects of the unscheduled stoppage of the Mauá plant, as a result of the fire accident in a Braskem plant. Compared to 3Q15 the sales volume decreased by 13% (24 thousand tons), with a 13% decrease in sales volume of specialty chemicals (21 thousand tons), mainly due to the economic slowdown and the unscheduled stoppage of the Mauá plant, as well as the typical seasonality effects between periods. The volume sold in 2015 totaled 725 thousand tons, 55 thousand tons below the volume sold in 2014.

Net sales and services – Oxiteno’s net sales and services totaled R$ 1,086 million in 4Q15, a 22% increase over 4Q14, due to a 51% weaker Real against the US dollar, partially offset by the lower sales volume and variations of costs of raw materials, correlated to the international oil prices. As compared to 3Q15, net sales and services decreased by 4% due to the lower sales volume and variations of costs of raw materials, partially offset by a 8% weaker Real against the US dollar. In 2015, accumulated net sales and services totaled R$ 4,082 million, up 20% over 2014.

Cost of goods sold – Oxiteno’s cost of goods sold in 4Q15 amounted to R$ 749 million, an 11% increase compared to 4Q14, due to a 51% weaker Real against the US dollar and additional costs resulting from the unscheduled stoppage of the Mauá plant, partially offset by lower sales volume and variations of costs of raw materials. Compared with 3Q15, the cost of products sold decreased by 3%, mainly due to the lower sales volume, partially offset by an 8% weaker Real against the US dollar and costs resulting from the unscheduled stoppage in Mauá. In 2015, cost of goods sold totaled R$ 2,810 million, 7% above the amount reported in 2014.

Sales, general and administrative expenses – Oxiteno’s sales, general and administrative expenses amounted to R$ 205 million in 4Q15, a 37% increase over 4Q14, mainly resulting from (i) higher expenses with variable compensation, in line with the earnings progression, (ii) the effects of the weaker Real on logistics and international units’ expenses, and (iii) the effects of inflation. Compared to 3Q15, sales, general and administrative expenses increased by 12% due to higher personnel expenses, resulting from collective salary agreement, and higher expenses with studies and projects. Sales, general and administrative expenses totaled R$ 691 million in 2015, up 32% over 2014.

EBITDA – In order to maintain the supply to our customers with minimal impact during the unscheduled stoppage of the Mauá plant, Oxiteno implemented an alternative service plan through products taken from other locations, incurring in additional costs and expenses. EBITDA totaled R$ 180 million in 4Q15, up 84% over 4Q14, mainly due to a 51% weaker Real against US dollar, partially reduced by the effects of the unscheduled stoppage in Mauá in the amount of R$ 9 million. Compared to 3Q15, EBITDA decreased by 15%, mainly due to lower sales volume. In 2015, EBITDA totaled R$ 740 million, up 83% over 2014.

8

Ultragaz

Operational performance – In 4Q15, Ultragaz’s sales volume reached 413 thousand tons, a 4% decrease compared to 4Q14, reduction mitigated by commercial initiatives, such as capturing new customers and new resellers. Compared with 3Q15, sales volume decreased by 8%, mainly derived from the seasonality between periods and lower number of working days. In 2015, Ultragaz accumulated a sales volume of 1,697 thousand tons, an 1% decrease compared to 2014.

Net sales and services – Ultragaz’s net sales and services amounted to R$ 1,248 million in 4Q15, an 18% increase over 4Q14, due to the increase in the cost of LPG for use in the bulk segment by Petrobras in December 2014, in September and December 2015, and for bottled segment in September 2015. Additionally, Ultragaz continued its commercial initiatives, capturing new customers in bulk segment and new resellers in bottled segment, as well as increased its measures to qualify resellers and offer greater customers convenience and satisfaction. Compared with 3Q15, net sales and services increased by 3%, mainly due to the increase in the cost of LPG for use in bulk segment by Petrobras in September and December 2015, and for use in bottled segment in September 2015. In 2015, net sales and services totaled R$ 4,621 million, up 13% over 2014.

Cost of goods sold – Ultragaz’s cost of goods sold totaled R$ 1,032 million in 4Q15, a 16% increase compared to 4Q14, mainly due to the increase in the cost of LPG for use in the bottled and bulk segments by Petrobras and the effects of inflation on personnel expenses. Compared with 3Q15, cost of products sold increased by 2%, mainly due to the increase in the cost of LPG by Petrobras in the period. In 2015, Ultragaz’s cost of goods sold totaled R$ 3,885 million, up 12% over 2014.

Sales, general and administrative expenses – Ultragaz’s sales, general and administrative expenses amounted to R$ 146 million in 4Q15, a 24% increase over 4Q14, mainly resulting from (i) higher expenses with variable compensation, in line with the earnings progression, (ii) higher expenses with IT systems and support to commercial initiatives, measures to qualify resellers and offer greater customers convenience and satisfaction. Compared to 3Q15, sales, general and administrative expenses increased by 9%, mainly due to the effects of the collective wage agreement executed in September and higher marketing expenses. In 2015, sales, general and administrative expenses totaled R$ 525 million, up 18% over 2014.

EBITDA – In 4Q15, Ultragaz’s EBITDA reached R$ 109 million, a 33% increase compared to 4Q14, mainly due to the commercial initiatives, measures to qualify resellers and offer greater customers convenience and satisfaction, and increase in the cost of LPG by Petrobras, partially offset by the effects of economic slowdown. As compared to 3Q15, EBITDA increased by 5% due to the same factors mentioned in the comparison with 4Q14. In 2015, EBITDA totaled R$ 357 million, up 17% over 2014.

9

Ultracargo

Operational performance – In 4Q15, Ultracargo’s average storage had a 9% reduction over 4Q14 as a result of the partial interruption of the Santos terminal and reduction in the handling of chemicals, partially offset by the increased handling of fuels by the distributors. Compared to 3Q15, average storage was down 3% as a result of the lower handling of chemicals. Excluding Santos operations, other Ultracargo’s terminals reported a 4% increase in average storage in 4Q15 compared to the same period of the previous year, due to the increased handling of fuels by the distributors, and a 3% decrease compared to 3Q15, due to the lower handling of chemicals. In 2015, Ultracargo’s average storage decreased by 8% compared to 2014.

Net sales and services – Ultracargo’s net sales and services totaled R$ 73 million in 4Q15, a 13% decrease compared to 4Q14, mainly due to the lower handling of products, particularly by the partial interruption of the Santos terminal as a result of the fire accident and reduction in the handling of chemicals, partially offset by the increased handling of fuels. Compared to 3Q15, net sales and services decreased 6% due to the lower handling of chemicals, resulting from the economic slowdown. Excluding Santos operations, other Ultracargo’s terminals reported an 1% increase in net sales and services in 4Q15 compared to 4Q14 and a 6% decrease compared to 3Q15. In 2015, net sales and services totaled R$ 316 million, 9% below 2014.

Cost of services provided – Ultracargo’s cost of services provided in 4Q15 amounted to R$ 43 million, a 20% increase compared to 4Q14, mainly due to salary adjustments and higher maintenance costs. As compared to 3Q15, the cost of services provided increased by 9%, due to the same factors mentioned in the comparison with 4Q14. In 2015, the cost of services provided by Ultracargo totaled R$ 152 million, up 7% over 2014.

Sales, general and administrative expenses – Ultracargo’s sales, general and administrative expenses totaled R$ 32 million in 4Q15, a 33% increase compared to 4Q14, mainly due to the effects of inflation on expenses, and higher expenses with indemnification and with studies and projects. Compared with 3Q15, sales, general and administrative expenses showed an increase of 35%. Sales, general and administrative expenses totaled R$ 101 million in 2015, up 7% over 2014.

Other operating results –In 4Q15, “Other operating results” reported net revenue of R$ 4 million compared to net revenue of R$ 2 million in 4Q14 and net expenses of R$ 10 million in 3Q15, mainly due to payment received from lawsuits, partially offset by fire-related expenses.

EBITDA – Ultracargo’s EBITDA totaled R$ 13 million in 4Q15, a 66% decrease compared to 4Q14, mainly due to the lower handling of products, due to the partial interruption of the Santos terminal and expenses related to the fire accident. Excluding Santos operations, other Ultracargo’s terminals reported an EBITDA of R$ 15 million, a 30% and 40% decrease compared to 4Q14 and 3Q15, respectively, mainly due to lower handling of chemicals, resulting from the economic slowdown, and higher costs and expenses, as described above. During 2015, Ultracargo reported EBITDA of R$ 26 million, an 84% reduction compared to 2014, mainly due to the impacts caused by the fire accident in Santos in the beginning of April.

10

Extrafarma

As highlighted in “Considerations on the financial and operational information”, unless otherwise indicated, Extrafarma information for 2014 refers to the months of February to December.

Operational performance – Extrafarma ended 4Q15 with 254 drugstores, an increase of 31 drugstores (37 openings and 6 closings), a 14% increase compared to the end of 4Q14. By the end of 4Q15, 37% of the drugstores were under 3 years of operation (maturation period), compared to 32% in 4Q14. There was an increase of 10 drugstores (13 openings and 3 closings) compared to 3Q15.

Gross revenues – Extrafarma’s gross revenues totaled R$ 359 million in 4Q15, a 4% increase compared to 4Q14, mainly due to 9% growth in retail sales ex-mobile phone, as a result of the higher average number of drugstores and the 4% increase in same store sales, partially offset by the adverse effects of the economic scenario, which led to a higher discounts levels and a 20% reduction in mobile phone sales. Compared to 3Q15, Extrafarma’s gross revenues decreased by 1%, influenced mainly by the economy slowdown. In 2015, Extrafarma’s gross revenues totaled R$ 1,417 million, up 21% over 2014.

Cost of goods sold and gross profit – Extrafarma’s cost of goods sold totaled R$ 212 million in 4Q15, stable compared to 4Q14, mainly as a result of increased sales and the annual adjustment in the prices of medicines, set by the Chamber for the Regulation of the Medical Pharmaceuticals Market (CMED), offset by an extraordinary inventory gain. Extrafarma’s gross profit reached R$ 126 million, up 19% over 4Q14, mainly due to the growth in gross revenues in the retail segment and the extraordinary inventory gains in 4Q15, partially offset by the negative effects of the macroeconomic scenario. Compared to 3Q15, cost of products sold decreased by 9%, while gross profit increased by 18%. In 2015, the cost of products sold and gross profit totaled R$ 901 million and R$ 435 million, a 20% and 25% increase compared to 2014 respectively.

Sales, general and administrative expenses – Extrafarma’s sales, general and administrative expenses totaled R$ 121 million in 4Q15, a 13% increase compared to 4Q14, mainly due to (i) the 14% increase in the number of drugstores, (ii) the effects of inflation on expenses and (iii) the specific initiatives to raise the management standards in the retail pharmacy network, including the new store model and the preparation for the official launch of the new brand. Compared to 3Q15, selling, marketing, general and administrative expenses increased by 13% due to the opening of new drugstores and initiatives mentioned above. In 2015, Extrafarma’s sales, general and administrative expenses amounted to R$ 427 million, up 29% over 2014.

EBITDA – In 4Q15, Extrafarma’s EBITDA totaled R$ 9 million, an increase of R$ 5 million compared to 4Q14. The extraordinary effects on the quarter resulted in a net gain of R$ 7 million which, if not considered, would result in an EBITDA of R$ 2 million in 4Q15, due to the higher number of new stores and, thus, still maturing and the adverse effects of the economic scenario. Compared to 3Q15, EBITDA increased by 47%, mainly due to the above mentioned one-off effects. In 2015, Extrafarma’s EBITDA totaled R$ 29 million, 4% lower than in 2014.

11

Ultrapar

Net sales and services – Ultrapar’s consolidated net sales and services in 4Q15 increased by 15% compared to 4Q14, reaching R$ 20,580 million, due to the revenues growth in Ipiranga, Oxiteno, Ultragaz and Extrafarma. Compared with 3Q15, net sales and services increased by 7%, mainly due to the seasonality between periods. In 2015, net sales and services increased by 12% compared with 2015, totaling R$ 75,655 million.

EBITDA – Even with the worsening of the Brazilian macroeconomic scenario, following the trend observed in the last periods, Ultrapar’s consolidated EBITDA totaled R$ 1,177 million in 4Q15, a 29% increase compared to 4Q14 as a result of the EBITDA growth in all business units, except in Ultracargo, which was affected by the partial interruption of the Santos terminal. As compared to 3Q15, EBITDA increased by 25% as a result of the EBITDA growth in Ipiranga, Ultragaz and Extrafarma. In 2015, EBITDA totaled R$ 3,953 million, up 25% over 2014.

Depreciation and amortization – Total depreciation and amortization costs and expenses in 4Q15 amounted to R$ 271 million, a 15% increase over 4Q14, as a result of investments made during the last 12 months, specially in the strategy of constant innovation in services and convenience in Ipiranga’s service stations, generating greater customer satisfaction and loyalty. Compared with 3Q15, total depreciation and amortization costs and expenses increased by 7%. In 2015, Ultrapar’s total depreciation costs and expenses amounted to R$ 1,003 million, up 13% over 2014.

Financial results – Ultrapar’s net debt at the end of December 2015 was R$ 4.9 billion, with leverage levels of 1.2 times LTM EBITDA, compared to R$ 4.0 billion in December 2014 (1.3 times LTM EBITDA). Ultrapar reported net financial expenses of R$ 162 million in 4Q15, R$ 37 million above 4Q14, mainly as a result of (i) the annual CDI 3 p.p. higher in the period and (ii) the higher net debt in the period, compatible with the company’s growth. Compared to 3Q15, net financial expenses decreased R$ 71 million, mainly due to the depreciation of the US dollar in 4Q15 compared with its appreciation in 3Q15 and lower impact of the mark-to-market of foreign exchange hedges. In 2015, Ultrapar reported net financial expense of R$ 703 million, R$ 258 million above 2014.

Net earnings – In 4Q15, net earnings totaled R$ 497 million, a 34% increase compared to 4Q14, mainly due to the EBITDA growth between the periods, partially offset by higher financial expenses, as a result of annual CDI increase, and by higher expenses and costs with amortization and depreciation, due to the investments made during the last year. Compared to 3Q15, net earnings increased by 66%. In 2015, Ultrapar reported net earnings of R$ 1,513 million, up 21% over 2014.

12

Investments – Total investments, net of disposals and repayments, amounted to R$ 532 million in 4Q15, allocated as follows:

•	At Ipiranga, R$ 384 million were invested, directed mainly to the expansion and maintenance of the service stations network and franchises.

•	At Ultragaz, R$ 45 million were invested, directed mainly to new clients in the bulk and LPG bottles segments.

•	At Oxiteno, R$ 45 million were invested, directed mainly to the maintenance of its production units.

•	At Extrafarma, R$ 31 million were invested, mainly directed towards the opening of new stores and renovation of existing ones.

•	Ultracargo invested R$ 14 million, mainly directed towards maintenance of terminals.

R$ million	4Q15	2015	Total investments, net of disposals and repayments (R$ million)
Additions to fixed and intangible assets
Ipiranga	354	854
Ultragaz	45	220
Oxiteno	45	131
Extrafarma	31	81
Ultracargo	14	24
Total — additions to fixed and intangible assets¹	493	1,334
Financing to clients² – Ipiranga	29	18
Acquisition (disposal) of equity interest[3]	10	41
Total investments, net of disposals and repayments	532	1,393

[1]	Includes the consolidation of corporate IT
[2]	Financing to clients is included as working capital in the Cash Flow Statement
³	Capital invested in ConectCar

In 2015, Ultrapar continued with an investment strategy focused on the continuing growth of scale economies and competitiveness, better serving an increasingly number of customers. Investments, net of disposals, totaled R$ 1,352 million in organic investments.

At Ipiranga, R$ 872 million were invested, of which (i) R$ 374 million in the expansion of its service station network (through the conversion of unbranded service stations, the opening of new gas stations and new customers) and am/pm and Jet Oil franchises, focused on the Midwest, Northeast and North regions of Brazil, (ii) R$ 115 million in expanding its logistics infrastructure to support the growing demand, through the construction and expansion of logistics facilities, (iii) R$ 86 million in modernization, mainly in logistics facilities and (iv) R$ 297 million in the maintenance of its operations, mainly in the renewal of contracts of its distribution network and the renovation of service stations. Out of the total amount invested, R$ 854 million were related to property, plant, equipment and intangible assets and R$ 18 million were related to the financing to clients, net of repayments. At Ultragaz, R$ 220 million were invested mainly in new clients in the bulk segment, replacement of bottles and maintenance of its bottling facilities. For Oxiteno, the total investments in 2015 amounted to R$ 131 million, mainly due to the maintenance of its production units and completion of the expansion of its production capacity in Coatzacoalcos, Mexico. Extrafarma invested R$ 81 million, mainly directed towards the opening of new drugstores, maintenance of the existing ones and IT projects designed to retail management. Ultracargo invested R$ 24 million in 2015, mainly directed towards modernization and maintenance of its terminals.

13

Ultrapar in the capital markets

Ultrapar’s average daily trading volume in 4Q15 was R$ 152 million and R$ 137 million in 2015, 46% and 54% higher than the daily average in 4Q14 and 2014, respectively, considering the combined trading volumes on the BM&FBOVESPA and the NYSE Ultrapar’s share price closed 4Q15 quoted at R$ 60.45/share on the BM&FBOVESPA, with an accumulated depreciation of 10% in the quarter and a 17% appreciation in the year. During the same periods, the Ibovespa index depreciated by 4% and 13%, respectively. At the NYSE, Ultrapar’s shares depreciated by 9% in 4Q15 and 20% over the year, while the Dow Jones index appreciated by 7% in 4Q15 and depreciated by 2% in 2015. Ultrapar ended the year with a market value of R$ 34 billion, up 17% over 2014. Since the IPO in 1999, the average annual return of shares was 22%.

14

Outlook

Ultrapar and its businesses start 2016 stronger and prepared again to obtain the benefits from its strategic option focused on resilient businesses, with a large scale of operations and scope for differentiation. The cyclical challenges of 2015 remain present in 2016 and, nevertheless, we will continue making efforts to materialize the continuous value creation of the company. At Ipiranga, consistent investments to expand its service stations network and its related logistics infrastructure, focused on North, Northeast and Midwest regions of Brazil, will continue to leverage the benefits from the growth of the vehicle fleet in Brazil and the reduction of gray market. Additionally, the company will continue with its differentiation initiatives, based on increasing the offer of products, services and convenience, to further increase customer loyalty and expand the number of clients, who are offered higher value-added products and services, while the reseller is provided with an additional source of revenue and differentiated positioning, thus maximizing the profitability of the chain as a whole, including Ipiranga’s. Oxiteno will continue with focus on innovation, with the development of new products, and will act to maximize the benefits from the maturation of investments in production capacity expansion in Brazil in a more favorable foreign exchange scenario, also accelerating the international expansion with the investment in the ethoxylate plant in the United States. Ultragaz will continue focused on obtaining the benefits from the investments in capturing new customers and on managing costs and expenses constantly, which will contribute to the earnings progression. Ultracargo, on its turn, will continue focused on the clarification and management of the impacts derived from the accident in Santos, without ceasing to assess the opportunities from the growing demand for liquid bulk storage in Brazil At Extrafarma, taking the retail platform strenghtened in the last two years, we will continue focused on a more accelerated expansion of the company.

15

Forthcoming events

Conference call / Webcast: February 19, 2016

Ultrapar will be holding a conference call for analysts on February 19, 2016 to comment on the company’s performance in the fourth quarter of 2015 and outlook. The presentation will be available for download on the company’s website 30 minutes prior to the conference call.

Brazilian: 08:00 a.m. (US EST)

Telephone for connection: +55 11 2188 0155

Code: Ultrapar

International: 09:30 a.m. (US EST)

Participants in the US: 1 844 836-8738

Participants in Brazil: 0800 891 0015

Participants in other countries: +1 412 317-5430

Code: Ultrapar

WEBCAST live via Internet at www.ultra.com.br. Please connect 15 minutes in advance.

This document may contain forecasts of future events. Such predictions merely reflect the expectations of the Company’s management. Words such as: “believe”, “expect”, “plan”, “strategy”, “prospects”, “envisage”, “estimate”, “forecast”, “anticipate”, “may” and other words with similar meaning are intended as preliminary declarations regarding expectations and future forecasts. Such declarations are subject to risks and uncertainties, anticipated by the Company or otherwise, which could mean that the reported results turn out to be significantly different from those forecasts. Therefore, the reader should not base investment decisions solely on these estimates.

16

Operational and market information

Financial focus	4Q15	4Q14	3Q15	2015	2014
EBITDA margin Ultrapar	5.7%	5.1%	4.9%	5.2%	4.7%
Net margin Ultrapar	2.4%	2.1%	1.6%	2.0%	1.8%
Focus on human resources	4Q15	4Q14	3Q15	2015	2014
Number of employees – Ultrapar	14,597	13,978	14,569	14,597	13,978
Number of employees – Ultragaz	3,603	3,636	3,628	3,603	3,636
Number of employees – Ipiranga	2,864	2,764	2,851	2,864	2,764
Number of employees – Oxiteno	1,806	1,809	1,812	1,806	1,809
Number of employees – Ultracargo	596	613	593	596	613
Number of employees – Extrafarma	5,269	4,711	5,223	5,269	4,711
Focus on capital markets[1]	4Q15	4Q14	3Q15	2015	2014
Number of shares (000)	556,405	556,405	556,405	556,405	556,405
Market capitalization¹ – R$ million	36,863	28,515	36,293	35,693	28,913
BM&FBOVESPA[1]	4Q15	4Q14	3Q15	2015	2014
Average daily volume (shares)	1,637,622	1,479,234	1,485,663	1,576,482	1,280,246
Average daily volume (R$ 000)	108,551	75,910	96,951	101,036	68,116
Average share price (R$/share)	66.3	51.3	65.3	64.1	53.2
NYSE[1]	4Q15	4Q14	3Q15	2015	2014
Quantity of ADRs² (000 ADRs)	29,385	31,714	30,189	29,385	31,714
Average daily volume (ADRs)	661,194	561,209	657,291	554,041	430,499
Average daily volume (US$ 000)	11,385	11,291	11,994	10,511	8,772
Average share price (US$/ADR)	17.2	20.1	18.2	19.0	20.4
Total[1]	4Q15	4Q14	3Q15	2015	2014
Average daily volume (shares)	2,298,816	2,040,442	2,142,954	2,130,523	1,710,745
Average daily volume (R$ 000)	152,302	104,570	139,779	136,671	88,896

All financial information is presented according to the accounting principles laid down in the Brazilian Corporate Law. All figures are expressed in Brazilian Reais, except for Oxiteno’s margins on page 22, which are expressed in US dollars and were obtained using the average exchange rate (commercial dollar rate) for the corresponding periods.

For additional information, please contact:

Investor Relations—Ultrapar Participações S.A.

+55 11 3177 7014

invest@ultra.com.br

www.ultra.com.br

[1]	Calculated based on the weighted average price in the period.
[2]	1 ADR = 1 common share.

17

ULTRAPAR

CONSOLIDATED BALANCE SHEET

In millions of Reais

	QUARTERS ENDED IN
	DEC	DEC	SEP
	2015	2014	2015
ASSETS
Cash, cash equivalents and financial investments	3,506.2	4,269.2	3,682.2
Trade accounts receivable	3,167.2	2,604.1	3,086.1
Inventories	2,495.2	1,925.0	2,495.1
Taxes	628.8	593.5	759.1
Other	114.0	110.6	145.7

Total Current Assets	9,911.4	9,502.4	10,168.3

Investments	103.7	70.5	107.9
Property, plant and equipment and intangibles	8,732.8	8,250.1	8,555.8
Financial investments	467.0	130.9	400.2
Trade accounts receivable	152.2	143.8	142.3
Deferred income tax	559.0	462.6	556.7
Escrow deposits	740.8	696.8	737.8
Other	299.1	223.3	191.2

Total Non-Current Assets	11,054.7	9,978.0	10,691.8

TOTAL ASSETS	20,966.0	19,480.4	20,860.1

LIABILITIES
Loans, financing and debentures	1,097.9	3,442.4	2,169.4
Suppliers	1,460.5	1,279.5	948.4
Payroll and related charges	404.3	294.6	388.7
Taxes	385.7	273.2	252.4
Other	485.0	402.4	187.8

Total Current Liabilities	3,833.4	5,692.1	3,946.8

Loans, financing and debentures	7,803.8	4,932.8	7,571.6
Judicial provisions	684.7	623.3	660.7
Post-retirement benefits	112.8	108.4	120.8
Other	557.3	397.2	582.0

Total Non-Current Liabilities	9,158.5	6,061.7	8,935.1

TOTAL LIABILITIES	12,991.9	11,753.8	12,881.9

STOCKHOLDERS’ EQUITY
Capital	3,838.7	3,838.7	3,838.7
Reserves	4,354.2	3,723.0	3,722.0
Treasury shares	(490.9)	(103.0)	(394.9)
Others	243.0	239.3	783.5
Non-controlling interest	29.1	28.6	29.0

Total shareholders’ equity	7,974.1	7,726.6	7,978.2

TOTAL LIAB. AND STOCKHOLDERS’ EQUITY	20,966.0	19,480.4	20,860.1

Cash and financial investments	3,973.2	4,400.1	4,082.4
Debt	(8,901.6)	(8,375.2)	(9,741.0)

Net cash (debt)	(4,928.4)	(3,975.1)	(5,658.6)

18

ULTRAPAR

CONSOLIDATED INCOME STATEMENT

In millions of Reais (except per share data)

	QUARTERS ENDED IN			ACCUMULATED
	DEC	DEC	SEP	DEC	DEC
	2015	2014	2015	2015	2014
Net sales and services	20,580.1	17,822.3	19,160.8	75,655.3	67,736.3
Cost of sales and services	(18,633.8)	(16,332.5)	(17,510.3)	(68,933.7)	(62,304.6)

Gross profit	1,946.3	1,489.8	1,650.5	6,721.6	5,431.7
Operating expenses
Selling	(682.0)	(574.3)	(636.7)	(2,516.6)	(2,158.7)
General and administrative	(385.9)	(296.8)	(337.8)	(1,321.3)	(1,130.3)
Other operating income (expenses), net	34.9	44.5	15.4	50.6	106.9
Income from sale of assets	(2.0)	21.8	4.6	27.3	37.0

Operating income	911.3	684.9	696.0	2,961.5	2,286.6
Financial results
Financial income	117.0	102.0	106.3	426.4	366.0
Financial expenses	(278.8)	(226.7)	(339.4)	(1,129.8)	(811.4)
Equity in earnings (losses) of affiliates	(5.7)	(5.7)	(5.8)	(10.9)	(16.5)

Income before income and social contribution taxes	743.9	554.6	457.1	2,247.3	1,824.7

Provision for income and social contribution taxes
Current	(306.8)	(178.2)	(110.4)	(802.0)	(615.1)
Deferred	36.3	(20.6)	(69.9)	(14.8)	(21.7)
Benefit of tax holidays	23.4	16.0	21.7	82.4	63.4

Net Income	496.8	371.8	298.5	1,513.0	1,251.2

Net income attributable to:
Shareholders of Ultrapar	494.2	369.4	295.9	1,503.5	1,241.6
Non-controlling shareholders of the subsidiaries	2.6	2.4	2.7	9.5	9.7
EBITDA	1,176.9	915.6	944.1	3,953.3	3,157.9
Depreciation and amortization	271.2	236.4	253.9	1,002.6	887.8
Total investments, net of disposals and repayments[1]	532.5	489.8	374.0	1,393.3	1,248,8
RATIOS
Earnings per share - R$	0.91	0.67	0.54	2.74	2.26
Net debt / Stockholders’ equity	0.62	0.51	0.71	0.62	0.51
Net debt / LTM EBITDA	1.25	1.26	1.53	1.25	1.26
Net interest expense / EBITDA	0.14	0.14	0.25	0.18	0.14
Gross margin	9.5%	8.4%	8.6%	8.9%	8.0%
Operating margin	4.4%	3.8%	3.6%	3.9%	3.4%
EBITDA margin	5.7%	5.1%	4.9%	5.2%	4.7%

[1]	Does not include association with Extrafarma

19

ULTRAPAR

CONSOLIDATED CASH FLOW STATEMENT

In millions of Reais

	JAN - DEC
	2015	2014
Cash Flows from (used in) operating activities	3,469.0	2,630.9
Net income	1,513.0	1,251.2
Depreciation and amortization	1,002.6	887.8
Working capital	(455.0)	99.0
Financial expenses (A)	1,849.9	945.0
Deferred income and social contribution taxes	14.8	21.7
Income from sale of assets	(27.3)	(37.0)
Cash paid for income and social contribution taxes	(422.0)	(416.6)
Other (B)	(7.1)	(120.3)

Cash Flows from (used in) investing activities	(1,375.2)	(1,244.2)
Additions to fixed and intangible assets, net of disposals	(1,334.2)	(1,215.7)
Acquisition and sale of equity investments	(41.1)	(28.5)

Cash Flows from (used in) financing activities	(2,520.7)	(539.3)
Debt raising	2,384.6	1,815.6
Amortization of debt	(2,824.5)	(925.4)
Interest paid	(855.2)	(639.1)
Payment of financial lease	(5.2)	(5.5)
Shares acquired by the Company kept in treasury	(388.7)	—
Related parties	—	0.5
Dividends paid (C)	(831.7)	(783.0)
Other (D)	—	(2.4)

Net increase (decrease) in cash and cash equivalents	(426.9)	847.3

Cash from subsidiaries acquired	—	9.1

Cash and cash equivalents at the beginning of the period (E)	4,400.1	3,543.7

Cash and cash equivalents at the end of the period (E)	3,973.2	4,400.1

Supplemental disclosure of cash flow information
Extrafarma – capital increase with the merger of shares and subscription warrants (F)	—	719.9
Extrafarma – gross debt assumed at the closing (F)	—	207.9

(A)	Comprised of interest and exchange rate and inflationary variation expenses on loans and financing. Does not include revenues from interest and exchange rate and inflationary variation on cash equivalents.
(B)	Comprised mainly of noncurrent assets and liabilities variations net.
(C)	Includes dividends paid by Ultrapar and its subsidiaries to third parties.
(D)	Corresponds to the transaction cost for the issuance of shares in 2014.
(E)	Includes cash, cash equivalents and short and long term financial investments.
(F)	As a result of the association with Extrafarma. For more information, see Note 3.a and Note 22 to our Interim Financial Information for 2Q14.

20

IPIRANGA

CONSOLIDATED INVESTED CAPITAL

In millions of Reais

	QUARTERS ENDED IN
	DEC	DEC	SEP
	2015	2014	2015
OPERATING ASSETS
Trade accounts receivable	2,334.7	1,890.1	2,105.6
Trade accounts receivable – noncurrent portion	123.7	114.6	111.5
Inventories	1,490.5	1,102.4	1,536.9
Taxes	331.5	270.2	319.5
Other	270.3	225.6	289.5
Property, plant and equipment, intangibles and investments	3,996.7	3,696.2	3,803.9
TOTAL OPERATING ASSETS	8,547.5	7,299.2	8,166.8

OPERATING LIABILITIES
Suppliers	1,080.6	897.1	614.8
Payroll and related charges	125.8	95.5	102.4
Post-retirement benefits	96.3	96.8	104.2
Taxes	99.1	82.5	110.3
Judicial provisions	100.1	109.1	108.8
Other accounts payable	211.0	172.5	168.0
TOTAL OPERATING LIABILITIES	1,712.9	1,453.6	1,208.6

IPIRANGA

CONSOLIDATED INCOME STATEMENT

In millions of Reais

	QUARTERS ENDED IN			ACCUMULATED
	DEC	DEC	SEP	DEC	DEC
	2015	2014	2015	2015	2014
Net sales	17,846.7	15,488.9	16,409.4	65,349.8	58,830.1
Cost of sales and services	(16,609.8)	(14,519.2)	(15,457.3)	(61,236.8)	(55,338.9)
Gross profit	1,236.9	969.7	952.2	4,113.0	3,491.1
Operating expenses
Selling	(380.9)	(326.0)	(364.6)	(1,448.0)	(1,304.7)
General and administrative	(183.0)	(139.2)	(160.6)	(639.2)	(566.4)
Other operating income (expenses), net	33.6	41.1	24.2	100.2	95.7
Income from sale of assets	(0.8)	27.1	2.9	28.6	42.3
Operating income	705.8	572.7	454.0	2,154.6	1,758.1
Equity in earnings (losses) of affiliates	0.2	0.2	0.2	1.5	1.0
EBITDA	868.2	711.5	610.4	2,768.8	2,288.0
Depreciation and amortization	162.2	138.7	156.2	612.7	529.0

RATIOS
Gross margin (R$/m3)	188	144	145	160	136
Operating margin (R$/m3)	107	85	69	84	69
EBITDA margin (R$/m3)	132	106	93	108	89
EBITDA margin (%)	4.9%	4.6%	3.7%	4.2%	3.9%

21

OXITENO

CONSOLIDATED INVESTED CAPITAL

In millions of Reais

	QUARTERS ENDED IN
	DEC	DEC	SEP
	2015	2014	2015
OPERATING ASSETS
Trade accounts receivable	468.5	401.3	610.4
Inventories	624.1	516.0	659.1
Taxes	91.4	106.8	109.2
Other	130.7	123.2	119.5
Property, plant and equipment, intangibles and investments	1,744.4	1,669.2	1,793.1
TOTAL OPERATING ASSETS	3,059.1	2,816.5	3,291.3

OPERATING LIABILITIES
Suppliers	153.0	160.5	169.5
Payroll and related charges	126.9	71.2	121.6
Taxes	45.6	31.7	51.8
Judicial provisions	104.0	95.3	95.5
Other accounts payable	46.5	30.7	26.6
TOTAL OPERATING LIABILITIES	476.0	389.4	465.1

OXITENO

CONSOLIDATED INCOME STATEMENT

In millions of Reais

	QUARTERS ENDED IN			ACCUMULATED
	DEC	DEC	SEP	DEC	DEC
	2015	2014	2015	2015	2014
Net sales	1,086.3	888.0	1,131.8	4,082.5	3,413.6
Cost of goods sold
Variable	(586.0)	(558.1)	(638.0)	(2,274.9)	(2,203.9)
Fixed	(118.7)	(84.5)	(101.7)	(391.4)	(295.7)
Depreciation and amortization	(44.5)	(31.4)	(35.1)	(143.5)	(125.1)
Gross profit	337.0	214.0	356.9	1,272.7	788.9
Operating expenses
Selling	(97.4)	(71.3)	(93.3)	(346.6)	(259.4)
General and administrative	(107.4)	(78.2)	(89.9)	(344.3)	(263.3)
Other operating income (expenses), net	0.1	0.1	(0.5)	(1.6)	(0.1)
Income from sale of assets	(1.1)	(1.8)	0.1	(0.7)	(1.9)
Operating income	131.1	62.7	173.3	579.5	264.2
Equity in earnings (losses) of affiliates	0.3	0.4	0.1	2.0	1.0
EBITDA	180.1	97.8	212.1	739.8	403.7
Depreciation and amortization	48.8	34.7	38.7	158.3	138.5
RATIOS
Gross margin (R$/ton)	2,024	1,104	1,870	1,755	1,012
Gross margin (US$/ton)	527	434	527	527	430
Operating margin (R$/ton)	787	323	908	799	339
Operating margin (US$/ton)	205	127	256	240	144
EBITDA margin (R$/ton)	1,082	505	1,111	1,020	518
EBITDA margin (US$/ton)	282	198	313	306	220
EBITDA margin (%)	17%	11%	19%	18%	12%

22

ULTRAGAZ

CONSOLIDATED INVESTED CAPITAL

In millions of Reais

	QUARTERS ENDED IN
	DEC	DEC	SEP
	2015	2014	2015
OPERATING ASSETS
Trade accounts receivable	224.0	179.9	228.0
Trade accounts receivable - noncurrent portion	28.2	28.9	30.5
Inventories	79.5	56.9	62.0
Taxes	56.1	44.3	51.5
Escrow deposits	200.5	187.9	202.2
Other	50.9	48.3	48.9
Property, plant and equipment, intangibles and investments	859.8	781.6	851.8
TOTAL OPERATING ASSETS	1,499.0	1,327.8	1,474.9

OPERATING LIABILITIES
Suppliers	45.1	29.6	35.6
Payroll and related charges	104.3	83.1	112.2
Taxes	7.0	5.7	7.5
Judicial provisions	99.3	91.2	96.6
Other accounts payable	36.1	27.3	30.6
TOTAL OPERATING LIABILITIES	291.8	236.8	282.6

ULTRAGAZ

CONSOLIDATED INCOME STATEMENT

In millions of Reais

	QUARTERS ENDED IN			ACCUMULATED
	DEC	DEC	SEP	DEC	DEC
	2015	2014	2015	2015	2014
Net sales	1,248.1	1,055.6	1,213.3	4,621.2	4,091.3
Cost of sales and services	(1,032.0)	(889.1)	(1,016.6)	(3,884.6)	(3,478.5)
Gross profit	216.1	166.5	196.7	736.7	612.7
Operating expenses
Selling	(101.6)	(76.6)	(88.6)	(358.2)	(299.5)
General and administrative	(44.1)	(41.0)	(44.8)	(167.1)	(144.8)
Other operating income (expenses), net	0.5	0.9	1.4	2.7	2.2
Income from sale of assets	0.3	(2.6)	1.8	(0.1)	(1.7)
Operating income	71.1	47.2	66.6	213.9	169.0
Equity in earnings (losses) of affiliates	(0.0)	0.2	0.0	(0.1)	0.2
EBITDA	108.6	81.8	103.3	357.0	305.5
Depreciation and amortization	37.5	34.4	36.7	143.2	136.4
RATIOS
Gross margin (R$/ton)	524	387	437	434	358
Operating margin (R$/ton)	172	110	148	126	99
EBITDA margin (R$/ton)	263	190	229	210	179

23

ULTRACARGO

CONSOLIDATED INVESTED CAPITAL

In millions of Reais

	QUARTERS ENDED IN
	DEC	DEC	SEP
	2015	2014	2015
OPERATING ASSETS
Trade accounts receivable	24.6	23.7	22.9
Inventories	6.5	1.9	2.6
Taxes	6.9	9.9	10.8
Other	20.9	23.7	24.1
Property, plant and equipment, intangibles and investments	900.6	921.7	898.1
TOTAL OPERATING ASSETS	959.5	980.9	958.5

OPERATING LIABILITIES
Suppliers	17.7	11.3	10.3
Payroll and related charges	17.3	17.4	16.6
Taxes	4.0	5.4	4.4
Judicial provisions	13.6	11.7	13.8
Other accounts payable¹	45.7	41.9	43.1
TOTAL OPERATING LIABILITIES	98.4	87.7	88.3

[1]	Includes the long term obligations with clients account and the extra amount related to the acquisition of Temmar, in the port of Itaqui

ULTRACARGO

CONSOLIDATED INCOME STATEMENT

In millions of Reais

	QUARTERS ENDED IN			ACCUMULATED
	DEC	DEC	SEP	DEC	DEC
	2015	2014	2015	2015	2014
Net sales	72.7	83.5	77.2	315.5	346.5
Cost of sales and services	(42.7)	(35.5)	(39.2)	(151.9)	(141.9)
Gross profit	30.0	48.0	37.9	163.6	204.5
Operating expenses
Selling	(2.2)	(4.0)	(1.8)	(7.4)	(15.8)
General and administrative	(29.6)	(19.9)	(21.8)	(93.2)	(78.3)
Other operating income (expenses), net	4.2	1.7	(10.4)	(78.8)	7.6
Income from sale of assets	0.0	(0.1)	(0.2)	(0.2)	(0.6)
Operating income	2.4	25.7	3.7	(16.1)	117.3
Equity in earnings (losses) of affiliates	0.0	(0.3)	0.3	0.7	0.2
EBITDA	12.9	37.8	14.5	26.3	166.9
Depreciation and amortization	10.5	12.4	10.4	41.7	49.4

RATIOS
Gross margin	41%	57%	49%	52%	59%
Operating margin	3%	31%	5%	-5%	34%
EBITDA margin	18%	45%	19%	8%	48%

24

EXTRAFARMA

CONSOLIDATED INVESTED CAPITAL

In millions of Reais

	QUARTERS ENDED IN
	DEC	DEC	SEP
	2015	2014	2015
OPERATING ASSETS
Trade accounts receivable	117.7	111.9	121.9
Inventories	294.6	247.9	234.5
Taxes	79.8	54.2	69.6
Other	11.7	10.6	10.7
Property, plant and equipment, intangibles and investments	266.4	104.9	137.8
TOTAL OPERATING ASSETS	770.3	529.4	574.6

OPERATING LIABILITIES
Suppliers	158.1	180.3	118.2
Payroll and related charges	29.8	27.2	35.6
Taxes	11.8	13.1	9.6
Judicial provisions	60.3	53.8	55.7
Other accounts payable	17.7	17.0	16.4
TOTAL OPERATING LIABILITIES	277.8	291.5	235.6

EXTRAFARMA

CONSOLIDATED INCOME STATEMENT

In millions of Reais

	QUARTERS ENDED IN			ACCUMULATED
	DEC	DEC	SEP	DEC	DEC¹
	2015	2014	2015	2015	2014
Gross revenues	358.9	346.1	361.8	1,417.3	1,170.6
Sales returns, discounts and taxes	(20.4)	(27.6)	(21.1)	(81.0)	(69.3)
Net sales	338.4	318.5	340.7	1,336.3	1,101.3
Cost of sales and services	(212.2)	(212.1)	(234.0)	(900.9)	(752.4)
Gross profit	126.3	106.4	106.7	435.3	349.0
Operating expenses	(120.5)	(107.0)	(107.0)	(427.5)	(332.5)
Other operating income (expenses), net	(3.9)	0.7	0.2	(2.6)	1.6
Income from sale of assets	(0.3)	(0.9)	(0.0)	(0.2)	(1.1)
Operating income	1.5	(0.7)	(0.1)	5.0	16.9
Equity in earnings (losses) of affiliates	—	—	—	—	—
EBITDA	8.7	3.3	5.9	28.7	29.8
Depreciation and amortization	7.2	4.0	6.0	23.7	12.8
RATIOS²
Gross margin (%)	35%	31%	30%	31%	30%
Operating margin (%)	0%	0%	0%	0%	1%
EBITDA margin (%)	2%	1%	2%	2%	3%

¹	Relative to the months of February to December
³	Calculated based on gross revenues

25

ULTRAPAR PARTICIPAÇÕES S/A

LOANS

In millions of Reais – IFRS

LOANS	Balance in December/2015[1]
	Ipiranga	Oxiteno	Ultragaz	Ultracargo	Extrafarma	Ultrapar Parent Company/Other	Ultrapar Consolidated	Index/ Currency	Weighted average interest rate (% p.y.)[2]	Maturity
Foreign Currency

Foreign loan[3]	1,111.7	—	—	—	—	—	1,111.7	US$+LIBOR	+0.7	2017 to 2018
Foreign loan[5]	576.6	—	—	—	—	—	576.6	US$	+2.1	2017 to 2018
Foreign loan	—	280.2	117.3	—	—	—	397.6	US$+LIBOR	+1.4	2017 to 2018
Advances on foreign exchange contracts	—	222.5	—	—	—	—	222.5	US$	+1.5	< 351 days
Financial institutions	—	142.8	—	—	—	—	142.8	US$	+2.8	2016 to 2017
Financial institutions	—	77.8	—	—	—	—	77.8	US$+LIBOR	+2.0	2016 to 2017
Foreign currency advances delivered	—	50.1	—	—	—	—	50.1	US$	+1.3	< 60 days
Financial institutions	—	27.1	—	—	—	—	27.1	MX$+TIIE	+1.0	2016
BNDES	3.5	15.7	4.9	—	—	—	24.1	US$	+6.0	2016 to 2020

Subtotal	1,691.9	816.2	122.2	—	—	—	2,630.3
Local Currency

Banco do Brasil floating rate	3,115.8	—	—	—	—	—	3,115.8	CDI	105.0	2016 to 2019
Debentures - 1st and 2nd issuances IPP	1,413.1	—	—	—	—	—	1,413.1	CDI	107.9	2017 to 2018
Debentures - 5th issuance	—	—	—	—	—	833.1	833.1	CDI	108.25	2018
BNDES	164.3	68.0	122.4	54.5	—	—	409.3	TJLP	+2.7	2016 to 2021
Export Credit Note floating rate	—	158.6	—	—	—	—	158.6	CDI	101.5	2018
Banco do Nordeste do Brasil	—	33.1	—	33.0	—	—	66.1	R$	+8.5	2016 to 2021
Research and projects financing (FINEP)	23.3	38.5	—	—	—	—	61.7	R$	+4.0	2016 to 2021
BNDES	39.9	2.9	5.0	0.8	1.1	—	49.7	R$	+4.6	2016 to 2022
Financial leasing	—	—	45.5	—	—	—	45.5	IGPM	+5.6	2016 to 2031
BNDES	25.0	5.9	—	—	—	—	30.9	SELIC	+2.2	2016 to 2021
Export Credit Note[4]	—	27.0	—	—	—	—	27.0	R$	+8.0	2016
Research and projects financing (FINEP)	2.4	5.7	3.1	—	—	—	11.2	TJLP	-1.4	2016 to 2023
Working capital loan - fixed rate	—	—	—	—	1.2	—	1.2	R$	+10.3	2016
Financial leasing floating rate	—	—	—	—	0.3	—	0.3	CDI	+2.8	2016 to 2017
Agency for Financing Machinery and Equipment (FINAME)	—	—	—	—	0.3	—	0.3	TJLP	+5.6	2016 to 2022
Financial leasing fixed rate	—	—	—	—	0.1	—	0.1	R$	+15.4	2016 to 2017

Subtotal	4,783.7	339.8	176.0	88.4	2.9	833.1	6,223.9
Unrealized losses on swaps transactions	44.4	3.0	0.1	0.0	—	—	47.4
Total	6,519.9	1,159.0	298.3	88.4	2.9	833.1	8,901.6

Composition per maturity

Up to 1 year	494.3	476.3	58.3	33.3	2.2	33.6	1,097.9
From 1 to 2 years	2,926.1	406.4	35.9	25.1	0.4	(0.3)	3,393.6
From 2 to 3 years	1,974.6	236.9	143.3	10.7	0.2	799.9	3,165.6
From 3 to 4 years	1,104.8	19.3	24.0	7.7	0.1	—	1,155.8
From 4 to 5 years	19.1	9.8	2.4	7.2	0.0	—	38.6
Thereafter	1.1	10.2	34.5	4.4	0.0	—	50.2

Total	6,519.9	1,159.0	298.3	88.4	2.9	833.1	8,901.6

Libor = London Interbank Offered Rate / MX$ = Mexican Peso / TIIE = Mexican Interbank Interest Rate Even / CDI = interbank certificate of deposit rate / TJLP = basic financing cost of BNDES (set by National Monetary Council). On December 31, 2015, TJLP was fixed at 7% p.a. / IGPM = General Index of Market Prices / SELIC = base interest rate set by Brazilian Central Bank

	Balance in December/2015[1]
	Ipiranga	Oxiteno	Ultragaz	Ultracargo	Extrafarma	Ultrapar Parent Company/Other	Ultrapar Consolidated

CASH AND LONG TERM INVESTMENTS	2,430.9	940.5	262.7	257.3	26.7	55.0	3,973.2

[1]	As provided in IAS 39, transaction costs incurred in obtaining financial resources were deducted from the value of the financial instrument.
[2]	Certain loans are hedged against foreign currency and interest rate exposure (see note 22 to financial statements).
[3]	For this loan, a hedging instrument was hired with the objective of swapping the fixed to floating rate, equivalent to 102.66% of CDI on average.
[4]	For this loan, a hedging instrument was hired with the objective of swapping the fixed to floating rate, equivalent to 88.80% of CDI on average.
[5]	For this loan, a hedging instrument was hired with the objective of swapping the fixed to floating rate, equivalent to 100.63% of CDI on average.

26

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS (02/2016)

Date, Time e Location:

February 17, 2016, at 2:30 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1,343 – 9th floor, in the City and State of São Paulo.

Attendance:

Members of the Board of Directors, members of the Fiscal Council, pursuant to the terms of paragraph 3 of article 163 of the Brazilian Corporate Law (“Lei das Sociedades Anônimas”), all of whom undersigned these minutes, and Mr. Guilherme Jorge Dagli Junior, representative of Deloitte Touche Tohmatsu.

Decisions:

1.	To approve, after being examined and discussed, the financial statements of the Company, including the balance sheet and the management report for the fiscal year ended December 31, 2015, as well as the destination of net earnings for the year and the distribution of dividends, supported by the independent auditor’s report.

2.	To approve, subject to the annual general shareholders’ meeting’s approval, the following destination of net earnings for the year ended December 31, 2015, in the amount of R$ 1,503,466,022.45 (one billion, five hundred and three million, four hundred and sixty-six thousand, twenty-two Reais and forty-five cents), as described below:

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on February 17th, 2016)

a)	R$ 75,173,301.12 (seventy-five million, one hundred seventy-three thousand, three hundred and one Reais and twelve cents) will be allocated to the legal reserve;

b)	R$ 556,983,537.33 (five hundred fifty-six million, nine hundred eighty-three thousand, five hundred thirty-seven Reais and thirty-three cents) will be allocated to the statutory investment reserve; and

c)	R$ 871,309,184.00 (eight hundred seventy-one million, three hundred and nine thousand, one hundred and eighty-four Reais) will be allocated to the payment of dividends to holders of common shares, of which R$ 436,842,192.00 (four hundred thirty-six million, eight hundred forty-two thousand, one hundred ninety-two Reais) were paid as intermediary dividends as approved by the Board of Directors on August 5, 2015. The remaining balance of the dividends approved herein, equivalent to R$ 434,466,992.00 (four hundred thirty-four million, four hundred sixty-six thousand, nine hundred ninety-two Reais), will be paid to shareholders from March 4, 2016, without remuneration or monetary adjustment. Shareholders are entitled to receive dividends equivalent to R$ 0.80 (eighty cents) per share.

The record dates for receiving the dividends approved herein will be February 24, 2016 in Brazil and February 29, 2016 in the United States of America. The Company’s shares will be traded “ex-dividend” on both the São Paulo Stock Exchange (BM&FBOVESPA) and the New York Stock Exchange (NYSE) from and including February 25, 2016 onwards.

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on February 17th, 2016)

3.	The Board of Directors approved the proposal submitted by the Company’s Executive Board to amend the text of the Company’s Financial Risk Management Policy.

4.	The members of the Board of Directors verified, under the Securities Trading Policy of the Company, the compliance of the transactions performed by the beneficiaries of individual investment programs with those programs duly filed by them with the Company.

5.	The members of the Board of Directors were updated on strategic and expansion projects of the Company.

6.	The members of the Board of Directors, aiming to align long-term interests between executives and shareholders, as well as retain executives, decided to grant, pursuant to the terms of the plan approved at the extraordinary general meeting of the Company held on January 26, 2003, shares issued by the Company to certain executives, according to the Compensation Committee’s proposal, which is filed at the Company’s headquarters.

7.	The members of the Board of Directors were informed of the proposal of overall compensation for the management and for the Fiscal Council, which will be submitted to the shareholders at the time of the call notice of the Company’s annual shareholders’ meeting, and expressed their favorable opinion on this proposal.

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on February 17th, 2016)

Observations: The deliberations were approved, with no amendments or qualifications, by all the Board Members present.

As there were no further matters to be discussed, the meeting was closed, the minutes of this meeting were written, read and approved by all the undersigned members present, as well as by the members of the Fiscal Council.

Paulo Guilherme Aguiar Cunha – Chairman

Lucio de Castro Andrade Filho – Vice-Chairman

Alexandre Gonçalves Silva

Carlos Tadeu da Costa Fraga

Jorge Marques de Toledo Camargo

José Maurício Pereira Coelho

Nildemar Secches

Pedro Wongtschowski

Flavio César Maia Luz – Member of the Fiscal Council

Mario Probst – Member of the Fiscal Council

Jânio Carlos Endo Macedo – Member of the Fiscal Council

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001- 39                             NIRE 35.300.109.724

MINUTES OF THE FISCAL COUNCIL’S MEETING (03/2016)

Date, Time and Location:

February 17, 2016, at 2 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luis Antônio, nr 1343, 9th floor, in the City and State of São Paulo.

Attendance:

Members of the Fiscal Council, under signed.

Discussed and approved matters:

1.	The members of the Fiscal Council unanimously expressed a favorable opinion about the Company’s financial statements and management report for the year 2015, as well as the proposal for the destination of net earnings of the year and distribution of dividends to shareholders under the terms presented by the Company’s management.

2.	Pursuant to legal requirements and to the Internal Bylaws of the Fiscal Council, having examined the matters at the meeting held on February 16, 2016 and based on the unqualified opinion of the independent auditors, dated February 17, 2016, the Fiscal Council issued its report, as attached (Annex A).

(Minutes of the Fiscal Council’s meeting of Ultrapar Participações S .A., held on February 17 , 2016)

As there were no further matters to be discussed, the meeting was closed and the minutes of this meeting were read and approved by all the undersigned members present.

Flavio César Maia Luz	Mario Probst

Janio Carlos Endo Macedo

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(Minutes of the Fiscal Council’s meeting of Ultrapar Participações S .A., held on February 17 , 2016)

ANNEX A

REPORT OF THE FISCAL COUNCIL

The Fiscal Council of Ultrapar Participações S.A., pursuant to legal and statutory provisions, analyzed the Management Report and the Financial Statements (parent company and consolidated) for the year ended December 31, 2015. Based on the assessment made and considering the report with an unqualified opinion by the independent auditors, Deloitte Touche Tohmatsu, dated February 17, 2016, the Fiscal Council attests that the mentioned documents, as well as the proposal for destination of net earnings for the period, including dividend distribution, are ready to be presented in the Annual General Shareholders’ Meeting.

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ULTRAPAR PARTICIPAÇÕES S.A. Publicly-Traded Company CNPJ nº 33.256.439/0001- 39 NIRE 35.300.109.724 NOTICE TO SHAREHOLDERS Distribution of dividends

We hereby inform that the Board of Directors of Ultrapar Participações S.A. (“Ultrapar”), at the meeting held on this date, approved the distribution of dividends, payable from the net earnings account for the fiscal year of 2015, in the amount of R$ 434,466,992.00 (four hundred and thirty-four million, four hundred and sixty-six thousand, nine hundred and ninety-two Reais), to be paid from March 4, 2016 onwards, without remuneration or monetary adjustment.

Holders of common shares issued by Ultrapar as of the record dates informed below will receive the dividend of R$ 0.80 per share.

The record date to establish the right to receive the dividend will be February 24, 2016 in Brazil, and February 29, 2016 in the United States of America. Therefore, from February 25, 2016 onwards, the shares will be traded “ex-dividend” on both the São Paulo Stock Exchange (BM&FBOVESPA) and the New York Stock Exchange (NYSE).

São Paulo, February 17, 2016.

André Pires de Oliveira Dias

Chief Financial and Investor Relations Officer

ULTRAPAR PARTICIPAÇÕES S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 17, 2016

ULTRAPAR HOLDINGS INC.

By:	/s/ Andre Pires de Oliveira Dias
Name: Andre Pires de Oliveira Dias Title: Chief Financial and Investor Relations Officer

(2015 Financial Report, 4Q15 and 2015 Earnings release, Board of Directors Minutes, Fiscal Council Minutes and Notice to Shareholders)